Bank of America Corporation

Bank of America

2015

Proxy Statement

Annual Meeting of Stockholders

Life's better when we're connected®

Bank of America Merrill U.S. Bank of America
Lynch Trust Merrill Lynch



March 26, 2015

Dear Fellow Stockholders:

We cordially invite you to attend the 2015 Annual Meeting of Stockholders, to be held May 6, 2015 at 10:00 a.m., local time, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, North Carolina.

At the meeting we will discuss and vote on the matters described in the notice and proxy statement. I also will provide a report on our company's strategy and performance.

Your vote is important; please read the documents with care and follow the voting instructions to ensure your shares are represented. We look forward to your participation.

As a final note, on behalf of the Board, I would like to thank directors Chad Holliday and Clayton Rose, who are not standing for re-election for another term, for their counsel and guidance. Their services benefitted the Board and our company.

Sincerely,



Brian T. Moynihan
Chairman and Chief Executive Officer

Notice of 2015 Annual Meeting of Stockholders

Date: May 6, 2015

Time: 10:00 a.m., local time

Place: Charlotte Marriott SouthPark,
2200 Rexford Road, Charlotte, North Carolina 28211

Matters to be voted on:

- Electing the 13 directors named in the attached proxy statement
- A proposal approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)
- A proposal ratifying the appointment of our registered independent public accounting firm for 2015
- A proposal approving the amendment and restatement of the Bank of America Corporation 2003 Key Associate Stock Plan
- Stockholder proposals set forth on pages 62 through 69, if they are properly presented at our annual meeting
- Any other business that may properly come before our annual meeting

Record date: Bank of America stockholders as of the close of business on March 11, 2015, will be entitled to vote at our annual meeting and any adjournments or postponements of the meeting.

Your vote is very important. Please submit your proxy as soon as possible by the Internet, telephone or mail. Submitting your proxy by one of these methods will ensure your representation at the annual meeting regardless of whether you attend the meeting. Please refer to the following page for information on how to vote your shares and attend our annual meeting.

By order of the Board of Directors,



Ross E. Jeffries, Jr.
Corporate Secretary
March 26, 2015

> **Important Notice Regarding the Availability of Proxy Materials for the**
> **Annual Meeting of Stockholders to be Held on May 6, 2015:**
> **Our Proxy Statement and 2014 Annual Report to Stockholders are available at**
> **http://investor.bankofamerica.com**

SUMMARY

This summary highlights information contained elsewhere in this proxy statement or in our corporate governance documents published on our website at http://investor.bankofamerica.com. We encourage you to read this proxy statement in its entirety before voting.

VOTING YOUR SHARES

Your vote is important. Please exercise your right as a stockholder and submit your proxy as soon as possible.

You may vote if you were a stockholder as of the close of business on March 11, 2015. Stockholders may vote in person at the meeting or submit a proxy by the Internet, telephone or mail as follows:

 **VIA THE INTERNET**
www.proxyvote.com

 **BY MAIL**
Complete, sign, date and return your proxy card in the envelope provided

 **BY TELEPHONE**
Call the phone number located on the top of your proxy card

 **IN PERSON**
Attend our annual meeting and vote by ballot

If you submit your proxy by telephone or over the Internet, you do not need to return your proxy card by mail.

Stockholder Action

Proposals for Your Vote	Board Voting Recommendation	Votes Required	Page
Proposal 1: Electing Directors	FOR each nominee	Majority of votes cast	1
Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)	FOR	Majority of votes cast	25
Proposal 3: Ratifying the Appointment of Our Registered Independent Public Accounting Firm for 2015	FOR	Majority of votes cast	51
Proposal 4: Approving the Amendment and Restatement of the Bank of America Corporation 2003 Key Associate Stock Plan	FOR	Majority of votes cast	54
Proposals 5 to 8: Stockholder Proposals	AGAINST each proposal	Majority of votes cast	62

Annual Meeting Admission

Annual meeting admission is limited to our registered and beneficial stockholders as of the record date and persons holding valid proxies from stockholders. Admission to our annual meeting requires proof of your stock ownership as of the record date and valid, government-issued photo identification. Security measures may include bag, metal detector and hand-wand searches. The use of cameras (including cell phones with photographic capabilities), recording devices, smart phones and other electronic devices is strictly prohibited. For further details, see "Attending our Annual Meeting" on page 71.

WE'RE BETTER WHEN WE'RE CONNECTED
Operating, Governance and Compensation Highlights

2014 FINANCIAL AND OPERATING PERFORMANCE

Our company is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations and institutions with a full range of banking, investing, asset management and other financial and risk management products and services. We continued to focus on our core business performance during 2014, reflecting our ongoing efforts to stabilize revenue, decrease costs, strengthen the balance sheet and manage risk, while improving future risk management efforts by resolving our most significant remaining legacy mortgage-related litigation matters.

See "Compensation Discussion and Analysis" on page 25 and our 2014 annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements.

GOVERNANCE HIGHLIGHTS

Director Independence. Our directors are seasoned leaders with diverse experiences, possessing sound judgment and the necessary skills that allow them to effectively oversee our company. Our directors are elected annually and we have adopted a majority vote standard in uncontested elections. A substantial majority of our directors are independent.

Board Leadership. We have strong independent Board leadership. During 2014, following a deliberate and diligent process, the Board determined to elect a Lead Independent Director with specified duties and responsibilities to serve for a minimum of one year and elected our Chief Executive Officer (CEO) to be Chairman of the Board. The Board believes that this is the most appropriate leadership structure for our Board at this time. See "Board Leadership" on page 11.

Board Oversight of Risk. Our Board oversees our company's management of risk primarily through regular risk management updates and updates from its Enterprise Risk Committee and other Board committees. Each of these committees regularly receives risk management updates on risk-related matters within the committee's responsibilities and reports to our Board. In addition, our Board's Compensation and Benefits Committee oversees our compensation policies and practices so that they do not encourage employees to take unnecessary and excessive risks. Our Enterprise Risk Committee members understand our company's risk management policies and framework and the risk management practices relevant to our company and at least one member has experience in identifying, assessing and managing risk exposures of large, complex financial firms. See "Board Oversight of Risk" on page 15.

Stockholder Rights. We provide the following stockholder rights:

- We permit stockholders owning 3% or more of our stock continuously for at least 3 years to nominate directors constituting up to 20% of our Board

- There are no supermajority amendment provisions in our Certificate of Incorporation or our bylaws

- Our directors are elected annually by a majority voting standard in uncontested elections

- Our Corporate Governance Committee considers director candidates recommended by stockholders

- Stockholders holding at least 10% of our outstanding common shares may convene a special meeting as provided in our bylaws

- We do not have a "poison pill" in effect

Stockholder Engagement. Our management meets with our largest stockholders throughout the year to discuss the issues that matter most to them. We share the feedback received with our Board and its committees to enhance our governance practices and transparency of those practices to our stockholders. See "Stockholder Engagement" on page 18 for a description of the governance enhancements we made in response to our stockholder feedback.

Stock Ownership and Retention Requirements. Our executive officers and non-management directors are subject to stock ownership and retention requirements.

Hedging Prohibition. Our Code of Conduct prohibits our directors and executive officers from hedging and speculative trading of company securities, including short sales and trading in options and derivatives.

COMPENSATION HIGHLIGHTS

Pay-for-Performance Compensation. Our compensation philosophy ties our executive officers' pay to company, line of business and individual performance over the short and long term. In addition, our executive compensation program provides a mix of salary, incentives and benefits paid over time that we believe aligns executive officer and stockholder interests. A majority of total variable compensation granted to named executive officers is deferred equity-based awards, further encouraging long-term focus on generating sustainable results for our stockholders.

Compensation Risk Management. Our executive compensation program also supports our enterprise risk management goals through these checks and balances:

- Mix of fixed and variable pay

- Balanced, risk-adjusted performance measures

- Pay-for-performance process that allocates individual awards based on actual results and how results were achieved

- Review of feedback from independent control functions in performance evaluations and compensation decisions

- Deferral of a significant portion of variable pay as equity-based awards

- Use of multiple clawback and cancellation features for equity-based awards

Our Compensation Practices. For a list of "what we do" and "what we don't do," see page 30.

2014 Compensation Decisions for CEO. For performance year 2014, the Compensation and Benefits Committee and the Board's independent directors determined the following compensation for our CEO, in recognition of his individual performance and the overall performance of our company:

- Total compensation, inclusive of base salary and equity-based incentives, for performance year 2014 of $13 million

- Half of the CEO's variable pay for performance year 2014 was awarded in the form of performance restricted stock units that are earned, if at all, by achieving specific performance goals over a three-year period (2015-2017)

Prior Say on Pay Votes. At last year's annual meeting of stockholders, over 93% of the votes cast approved our named executive officers' 2013 compensation as described in the 2014 proxy statement. The Compensation and Benefits Committee believes these results affirmed our stockholders' support of our company's executive compensation program; and, as a result, we did not materially change our overall approach in setting executive compensation for 2014.

We encourage you to read the more detailed information in "Compensation Discussion and Analysis" on page 25 before voting on *Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)*.

TABLE OF CONTENTS

PROXY STATEMENT

We are providing or making available this proxy statement starting on or about March 26, 2015 to solicit your proxy to vote on the matters presented at our annual meeting. Our Board requests that you submit your proxy by the Internet, telephone or mail so that your shares will be represented and voted at our annual meeting.

INTERNET AVAILABILITY OF PROXY MATERIALS
We mailed or e-mailed to most of our stockholders a Notice of Internet Availability of our proxy materials with instructions on how to access our proxy materials over the Internet and how to vote. If you are a registered stockholder and would like to change the method of delivery of your proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078; Toll free: 800-642-9855; or www.computershare.com/bac. You may do the same as a beneficial stockholder by calling the bank, broker or other nominee where your shares are held.

PROPOSAL 1: ELECTING DIRECTORS

Our Board is presenting 13 nominees for election as directors at our annual meeting. Directors Charles O. Holliday, Jr. and Clayton S. Rose are not standing for reelection. Effective as of the date of our 2015 annual meeting, the size of our Board will be reduced from 15 to 13 members. All nominees currently serve as directors on our Board and were elected by you at our 2014 annual meeting. Each director elected at the meeting will serve until our 2016 annual meeting or until a successor is duly elected and qualified. Each director nominee has consented to being named in this proxy statement and to serve as a director if elected. If any nominee is unable to stand for election for any reason, the shares represented at our annual meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size.

Name [1]	Age	Director Since	Independent	Principal Occupation	Number of Other Public Company Boards	Audit Committee	Corporate Governance Committee	Compensation and Benefits Committee	Credit Committee	Enterprise Risk Committee
Sharon L. Allen	63	2012	Yes	Former Chairman, Deloitte LLP	1	C	M			
Susan S. Bies	68	2009	Yes	Former Member, Board of Governors of the Federal Reserve System	None	M				M
Jack O. Bovender, Jr.	69	2012	Yes	Lead Independent Director, Bank of America Corporation; Former Chairman and CEO, HCA Inc.	None					
Frank P. Bramble, Sr.	66	2006	Yes	Former Executive Officer, MBNA Corporation	None		M			C
Pierre J. P. de Weck	64	2013	Yes	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG	None	M		M		
Arnold W. Donald	60	2013	Yes	President and CEO, Carnival Corporation and Carnival plc	2			M	M	
Charles K. Gifford	72	2004	No	Former Chairman of the Board, Bank of America Corporation	2				C	
Linda P. Hudson	64	2012	Yes	Chairman and CEO, The Cardea Group, LLC; Former President and CEO, BAE Systems, Inc.	1			M	M	
Monica C. Lozano	58	2006	Yes	Chair of the Board, US Hispanic Media Inc.	1			C	M	
Thomas J. May	68	2004	Yes	Chairman, President and CEO, Northeast Utilities	1		C			M
Brian T. Moynihan	55	2010	No	Chairman of the Board and CEO, Bank of America Corporation	None					
Lionel L. Nowell, III	60	2013	Yes	Former SVP and Treasurer, PepsiCo, Inc.	3	M	M			
R. David Yost	67	2012	Yes	Former CEO, AmerisourceBergen Corporation	3	M		M		
Number of Meetings Held in 2014				**Board: 26**		**19**	**11**	**9**	**10**	**14**

C = Chair; M = Member

(1) Prior to his election as Lead Independent Director, Mr. Bovender served on the Credit Committee and the Enterprise Risk Committee. Mr. Holliday serves on the Audit Committee and the Corporate Governance Committee and Dr. Rose serves on the Corporate Governance Committee, the Credit Committee and the Enterprise Risk Committee.

IDENTIFYING AND EVALUATING NOMINEES FOR DIRECTOR

Our Board believes our directors should possess backgrounds, qualifications, attributes and skills that, when taken together, provide our company with a broad range of experience in large, complex organizations; regulated industries; consumer, commercial and corporate businesses; and international organizations. Our directors also have experience in financial and regulatory oversight; risk management; strategic planning; and technology. See "The Nominees" on page 3 for the qualifications, attributes and skills our Board considers important for our nominees.

Our Corporate Governance Guidelines provide director nomination standards, including that director candidates:

- be capable of working in a collegial manner with persons of diverse educational, business and cultural backgrounds and possess skills and expertise that complement the attributes of the existing directors
- represent a diversity of viewpoints, backgrounds, experiences and other demographics
- demonstrate notable or significant achievement and possess senior-level business, management or regulatory experience that would benefit our company
- be individuals of the highest character and integrity
- be free of conflicts of interest that would interfere with their ability to discharge their duties or that would violate any applicable laws or regulations
- be capable of devoting the necessary time to discharge their duties, taking into account memberships on other boards and other responsibilities
- have the desire to represent the interests of all stockholders

Our Corporate Governance Committee recommends candidates to our Board for nomination. When considering potential director nominees, the Committee has an established process that our primary bank regulators have reviewed and acknowledged. In that process, the Committee reviews available information regarding each potential candidate, including qualifications, experience, skills and integrity, as well as race, gender and ethnicity. Although we do not have a formal policy regarding diversity, our Board views diversity as a priority and seeks diverse representation among its members. Our Board, through our Corporate Governance Committee, assesses our Board's diversity when identifying and evaluating director candidates. Of our 13 nominees, seven have international experience, nine have CEO experience, two are African-American and four are women, one of whom is Hispanic.

Our Corporate Governance Committee considers director candidates proposed by Board members, management, third-party search firms and our stockholders. The Committee follows the same director selection process and the same criteria for evaluating candidates regardless of who proposed their candidacy.

Any stockholder who wishes to recommend a candidate for consideration by our Corporate Governance Committee must submit a written recommendation to the Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. For our 2016 annual meeting of stockholders, the Committee will consider recommendations received by October 15, 2015. The recommendation must include the information set forth in our Corporate Governance Guidelines, which are published on our website at http://investor.bankofamerica.com.

THE NOMINEES

Our Board selected the 13 nominees based on their experience, qualifications, attributes and skills and the belief that each can make substantial contributions to our company.

- Our nominees are seasoned leaders, and the majority serve or have served as chief executive officers

- Our nominees bring to our Board a vast depth and diversity of public company, financial services, private company, public sector, academic, nonprofit and other domestic and international business experience

- Our nominees held leadership positions in complex financial services organizations and with our primary regulator, and management roles in the areas of risk, operations, finance, technology and human resources

- Our nominees represent diverse viewpoints and bring a blend of historical and new perspectives about our company as a result of their varied lengths of tenure as our directors

Our Board believes, in totality, this mix of attributes among the nominees enhances our Board's independent leadership and effectiveness in light of our company's businesses and organizational complexities, our industry's operating environment and our company's long-term strategy.

Our Corporate Governance Guidelines provide that a director who has reached the age of 72 shall not be nominated for initial election to our Board, although our Board may approve the nomination for re-election of a director at or after the age of 72 if, in light of the circumstances, it is in the best interests of our company and its stockholders. Our Board requested that Charles K. Gifford, a director of our company since 2004 whose age is 72, stand for nomination for re-election to our Board at our annual meeting. Mr. Gifford is a former Chairman of our Board and serves as chair of our Board's Credit Committee. He has also been the CEO of a bank holding company, and has approximately 50 years of experience in the financial services industry.

> **Our Board recommends a vote "FOR" each of the nominees listed below for election as a director (Proposal 1).**

Set forth below are each nominee's name, age as of our annual meeting date, principal occupation, business experience and public company directorships held during the past five years. We also discuss the qualifications, attributes and skills that led our Board to decide the nominee should be elected a Bank of America director.



SHARON L. ALLEN
Age 63

Director since August 2012

Former Chairman, Deloitte

Other Public Company Directorships
Current: First Solar, Inc.

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Ms. Allen's responsibility for audit and consulting services in various positions with Deloitte LLP (Deloitte) provide her with extensive audit, financial reporting and corporate governance experience. Her leadership positions with Deloitte give her broad management experience of large, complex businesses and an international perspective on risk management and strategic planning.

Professional Highlights:

- From 2003 until her retirement in May 2011, Ms. Allen served as Chairman of Deloitte, a firm that provides audit, consulting, financial advisory, risk management and tax services as the U.S. member firm of Deloitte Touche Tohmatsu Limited
- She worked at Deloitte for nearly 40 years in various leadership roles at the firm, including partner and regional managing partner, and was previously responsible for audit and consulting services for a number of Fortune 500 and large private companies
- Ms. Allen was also a member of the Global Board of Directors, Chair of the Global Risk Committee and U.S. representative on the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to May 2011

Other Leadership Experience and Service:

- Ms. Allen is a past Chair of the National Board of Directors of the YMCA of the USA, a leading nonprofit organization for youth development, healthy living and social responsibility
- She served as Chair of the Audit Committee and as a board member of Catalyst Inc., a leading nonprofit organization dedicated to expanding opportunities for women and business
- Ms. Allen was appointed by President George W. Bush to the President's Export Council



SUSAN S. BIES
Age 68

Director since
June 2009

Former Member, Board of
Governors of the Federal
Reserve System

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Ms. Bies' role as a Federal Reserve System Governor and her tenure with First Tennessee National Corporation (First Tennessee) provide her with deep experience in risk management, consumer banking and financial regulation. In particular, Ms. Bies focused on enterprise financial and risk management during her career with First Tennessee and further expanded her regulatory expertise by serving on the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force. Her experience with a primary regulator of our company, along with her other regulatory and public policy experience, give her a unique and valuable perspective relevant to our company's business, financial performance and risk oversight.

Professional Highlights:

- Ms. Bies has served as a Senior Advisory Board Member to Oliver Wyman Group, a management consulting subsidiary of Marsh & McLennan Companies, Inc., since February 2009
- She served as a member of the Board of Governors of the Federal Reserve System from 2001 to 2007
- Ms. Bies served as a member of the FASB Emerging Issues Task Force from 1996 to 2001
- Ms. Bies previously held various leadership roles, including Executive Vice President of Risk Management, Auditor and Chief Financial Officer, at First Tennessee, a regional bank holding company, where she was employed from 1979 to 2001. At First Tennessee, she also served as chair of the Asset Liability Management Committee and Executive Risk Management Committee
- Ms. Bies currently serves as a director of Zurich Insurance Group Ltd, where she chairs the Risk Committee
- She began her career as a regional and banking structure economist at the Federal Reserve Bank of St. Louis



JACK O. BOVENDER, JR.
Age 69

Lead Independent Director,
Bank of America
Corporation since October
2014, and Director since
August 2012

Former Chairman and
Chief Executive Officer,
HCA

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As a former Chairman, Chief Executive Officer, President and Chief Operating Officer of HCA Inc. (HCA), Mr. Bovender has extensive experience leading a large, regulated, complex business. Mr. Bovender's experience with HCA and service on the Board of Trustees of Duke University and as former chair of its Audit Committee provide him with insight into risk management, operational risk and strategic planning and valuable perspective on corporate governance issues.

Professional Highlights:

- Mr. Bovender served as Chairman of HCA, one of the largest for-profit U.S. hospital operators, from January 2002 to December 2009 and was Chief Executive Officer from January 2001 to January 2009. During his tenure at HCA, he also served as President and Chief Operating Officer
- Mr. Bovender began his career in hospital administration in the U.S. Navy

Other Leadership Experience and Service:

- Mr. Bovender is Vice Chair of the Duke University Board of Trustees and previously served as chair of its Audit Committee
- He also serves on the Duke University Healthcare System's Board of Directors



FRANK P. BRAMBLE, SR.
Age 66

Director since
January 2006

Former Executive Officer,
MBNA Corporation

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Mr. Bramble brings broad ranging financial services experience and historical insight to our Board, having held leadership positions at two financial services companies acquired by our company (MBNA Corporation, acquired in 2006, and MNC Financial Inc., acquired in 1993). As a former executive officer of one of the largest credit card issuers in the U.S. and a major regional bank, he has dealt with a wide range of issues important to our company, including risk management; credit cycles; sales and marketing to consumers; and audit and financial reporting.

Professional Highlights:

- Since July 2014 Mr. Bramble has served as Chairman of the Board of Trustees of Calvert Hall College High School (Baltimore, MD), where he served as Interim President from July 2013 to June 2014
- Mr. Bramble served as Vice Chairman, from July 2002 to April 2005, and advisor to the Executive Committee, from April 2005 to December 2005, of MBNA Corporation, a financial services company acquired by Bank of America in January 2006
- He previously served as the Chairman, President and Chief Executive Officer at Allfirst

Financial, Inc., MNC Financial Inc., Maryland National Bank, American Security Bank and Virginia Federal Savings Bank
- Mr. Bramble also served as a director, from April 1994 to May 2002, and Chairman, from December 1999 to May 2002, of Allfirst Financial, Inc. and Allfirst Bank, U.S. subsidiaries of Allied Irish Banks, p.l.c.
- He began his career as an audit clerk at the First National Bank of Maryland

Other Leadership Experience and Service:

- He is an emeritus member of the Board of Visitors of Towson University, where he was also a lecturer from 2006 to 2008



PIERRE J. P. DE WECK
Age 64

Director since
July 2013

Former Chairman and
Global Head of Private
Wealth Management,
Deutsche Bank

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Mr. de Weck's experience as an executive with UBS AG (UBS) and Deutsche Bank AG (Deutsche Bank) provides him with extensive knowledge of the financial services industry. As a former Chairman and Global Head of Private Wealth Management and member of the Group Executive Committee of Deutsche Bank, Mr. de Weck has broad experience in risk management and strategic planning that brings valuable international perspective to our company's business activities. Mr. de Weck's service as Chief Credit Officer of UBS provides him with further risk management experience.

Professional Highlights:

- Mr. de Weck served as the Chairman and Global Head of Private Wealth Management and a member of the Group Executive Committee of Deutsche Bank from 2002 to May 2012
- Prior to joining Deutsche Bank, Mr. de Weck served on the Management Board of UBS from 1994 to 2001, as Head of Institutional

Banking from 1994 to 1997, as Chief Credit Officer and Head of Private Equity from 1998 to 1999 and as Head of Private Equity from 2000 to 2001
- He also held various senior management positions at Union Bank of Switzerland from 1985 to 1994



ARNOLD W. DONALD
Age 60

Director since
January 2013

President and Chief
Executive Officer, Carnival

Other Public Company
Directorships
Current: Carnival, Crown
Holdings, Inc.

Past Five Years:
Oil-Dri Corporation of America,
The Laclede Group, Inc.

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As President and Chief Executive Officer of Carnival Corporation and Carnival plc (Carnival), a former senior executive at Monsanto Company (Monsanto) and the former Chairman and Chief Executive Officer of Merisant Company (Merisant), Mr. Donald has extensive experience in strategic planning and operations in consumer, retail and distribution businesses. In addition, his board service with public companies gives him experience with risk management, global operations and regulated businesses. His experience heading The Executive Leadership Council and the Juvenile Diabetes Research Foundation International gives him a distinct perspective on governance matters, social responsibility and diversity.

Professional Highlights:

- Mr. Donald has been President and Chief Executive Officer of Carnival, a cruise and vacation company, since July 2013
- Mr. Donald previously served as President and Chief Executive Officer from November 2010 to June 2012 of The Executive Leadership Council, a nonprofit organization providing a professional network and business forum to African-American executives at major U.S. companies
- Mr. Donald was President and Chief Executive Officer of the Juvenile Diabetes Research

Foundation International from January 2006 to February 2008
- From 2000 to 2003, Mr. Donald served as Chairman and Chief Executive Officer of Merisant, a privately held global manufacturer of tabletop sweeteners, and he remained Chairman until 2005
- He joined Monsanto in 1977, where over his 20-year tenure he held several senior leadership positions with global responsibilities including President of its Agricultural Group and President of its Nutrition and Consumer Sector

Other Leadership Experience and Service:

- Mr. Donald was appointed by President Clinton and re-appointed by President George W. Bush to the President's Export Council



CHARLES K. GIFFORD
Age 72

Director since
April 2004

Former Chairman of the
Board, Bank of America
Corporation

Other Public Company
Directorships
Current: CBS Corporation,
Northeast Utilities

Past Five Years: NSTAR

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Mr. Gifford's banking career with our company and predecessor companies, including First National Bank of Boston (Bank of Boston) and FleetBoston Financial Corporation (FleetBoston), brings in-depth knowledge of the financial services industry and significant financial experience relevant to all activities of our company. Under his stewardship, Mr. Gifford transformed the strategic direction of a regional bank during a recessionary period to create one of the country's major financial services companies. His historical perspective and managerial and leadership experience through past economic cycles provide valuable insight on the issues facing our company's businesses.

Professional Highlights:

- Mr. Gifford served as Chairman of the Board of Bank of America Corporation from April 2004 until his retirement in January 2005
- He became President and Chief Executive Officer of FleetBoston in 2001 and served as Chairman and Chief Executive Officer from 2002 to April 2004, when FleetBoston was acquired by our company

- Prior to Mr. Gifford's service as President and Chief Executive Officer of FleetBoston, he served as Chief Executive Officer of Bank of Boston and then President of FleetBoston
- Mr. Gifford began his career in financial services at the Bank of Boston in 1966



LINDA P. HUDSON
Age 64

Director since
August 2012

Chairman and Chief
Executive Officer, The Cardea
Group, LLC, and Former
President and Chief Executive
Officer, BAE

Other Public Company
Directorships
Current: The Southern
Company

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As a former President and Chief Executive Officer of BAE Systems, Inc. (BAE), Ms. Hudson has broad experience in strategic planning and risk management. Together with her service as an executive director of BAE Systems plc (BAE Systems), Ms. Hudson's experience provides her with international perspective and skill as a leader of a large, international, highly-regulated, complex business. Ms. Hudson's career in the defense and aerospace industry gives her knowledge of technology risks such as cyber security risk.

Professional Highlights:

- Ms. Hudson has served as Chairman and Chief Executive Officer of The Cardea Group, LLC, a management consulting business, since May 2014
- Ms. Hudson served as CEO Emeritus of BAE, a U.S.-based subsidiary of BAE Systems, a global defense, aerospace and security company headquartered in London, from February 2014 to May 2014, and as President and Chief Executive Officer of BAE from October 2009 until January 2014
- Ms. Hudson served as President of BAE Systems' Land and Armaments operating group, the world's largest military vehicle and equipment business, from October 2006 to October 2009
- Prior to joining BAE, Ms. Hudson worked at General Dynamics Corporation and was President of its Armament and Technical Products business. During her career, she has held various positions in engineering, production operations, program management and business development for defense and aerospace companies
- She served as a member of the Executive Committee and as an executive director of BAE Systems from 2009 until January 2014. She has also been a member of the Board of Directors of BAE since 2009

Other Leadership Experience and Service:

- Ms. Hudson is a member of the Board of Directors of the University of Florida Foundation, Inc. and the University of Florida Engineering Leadership Institute
- She also is a member of the Board of Directors of the Center for a New American Security, a non-partisan research institute that develops national security and defense policies



MONICA C. LOZANO
Age 58

Director since
April 2006

Chair of the Board, US
Hispanic Media Inc.

Other Public Company
Directorships
Current: The Walt Disney
Company

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Ms. Lozano is the Chairman and served as Chief Executive Officer of a leading Hispanic news and information company. In this role, she has provided broad leadership management over areas such as operations, marketing and strategic planning. Ms. Lozano has a deep understanding of issues that are important to Hispanics, a growing U.S. demographic. Her public company board service for The Walt Disney Company and her roles with the University of California and the University of Southern California give her board-level experience overseeing large organizations with diversified operations on matters such as governance, risk management and financial reporting. Ms. Lozano's experience as a member of President Obama's Council on Jobs and Competitiveness also gives her valuable perspective on important public policy, societal and economic issues relevant to our company.

Professional Highlights:

- Ms. Lozano has served as Chair of the Board of US Hispanic Media Inc., the parent company of ImpreMedia, LLC (ImpreMedia), a leading Hispanic news and information company, since June 2014. For ImpreMedia, she has served as Chairman since July 2012 and served as Chief Executive Officer from May 2010 to May 2014. She was also Senior Vice President of ImpreMedia from January 2004 to May 2010
- Ms. Lozano served as Publisher of La Opinion, a subsidiary of ImpreMedia, from 2004 to May 2014 and was Chief Executive Officer from 2004 to July 2012

Other Leadership Experience and Service:

- She served as a member of President Obama's Council on Jobs and Competitiveness from 2011 to 2012 and President Obama's Economic Recovery Advisory Board from 2009 to 2011
- Ms. Lozano serves as a member of the Board of Trustees of the University of Southern California and the Board of Regents of the University of California, and served as a member of the State of California Commission on the 21st Century Economy



THOMAS J. MAY
Age 68

Director since
April 2004

Chairman, President and Chief Executive Officer, Northeast Utilities

Other Public Company Directorships
Current: Northeast Utilities

Past Five Years: NSTAR

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As Chairman, President and Chief Executive Officer of Northeast Utilities dba Eversource Energy (Northeast Utilities), and the former Chairman, Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer of Northeast Utilities' predecessor companies, Mr. May has experience with regulated businesses, operations, risk management, business development, strategic planning and corporate governance matters, which gives him insight into the current issues facing our company's businesses. In addition, having experience as a Certified Public Accountant, Mr. May brings strong accounting and financial skills, and a professional perspective on financial reporting and enterprise and operational risk management.

Professional Highlights:

- Mr. May became President and Chief Executive Officer of Northeast Utilities, one of the nation's largest utilities serving 3.6 million customers in three states, in April 2012, and has been Chairman since October 2013
- He was the Chairman and Chief Executive Officer of NSTAR, a Northeast Utilities' predecessor, from 1999 to April 2012 and President from 2002 to April 2012. He also served as Chief Financial Officer and Chief Operating Officer during his tenure at Northeast Utilities' predecessor companies
- Mr. May currently serves as a director of Liberty Mutual Holding Company, Inc.



BRIAN T. MOYNIHAN
Age 55

Director since
January 2010

Chairman of the Board and Chief Executive Officer, Bank of America Corporation

Other Public Company Directorships
Past Five Years: Merrill Lynch & Co., Inc. (former subsidiary merged into Bank of America Corporation in 2013)

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As our Chief Executive Officer, Mr. Moynihan has led the transformation of our company by rebuilding capital and liquidity, streamlining and simplifying our business model to focus on three core customer and client groups, divesting non-core businesses and products, resolving mortgage-related issues from the financial crisis and reducing core expenses. Mr. Moynihan has demonstrated leadership qualities, management capability, knowledge of our business and industry, and a long-term strategic perspective. In addition, he has many years of broad international and domestic financial services experience, including wholesale and retail businesses.

Professional Highlights:

- Mr. Moynihan was appointed Chairman of the Board of Bank of America Corporation in October 2014 and President and Chief Executive Officer in January 2010. Prior to becoming Chief Executive Officer, Mr. Moynihan ran each of our company's operating units



LIONEL L. NOWELL, III
Age 60

*Director since
January 2013*

Former Senior Vice President
and Treasurer, Pepsi

**Other Public Company
Directorships**
Current: American Electric
Power Company, Inc.,
Darden Restaurants, Inc.,
Reynolds American Inc.

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

Mr. Nowell's role as former Treasurer of PepsiCo, Inc. (Pepsi) provides him with extensive experience in risk management and strategic planning, as well as strong financial skills. His public company board service gives him experience in financial reporting and accounting with large international and regulated businesses. Mr. Nowell's experience on the advisory board at a large, public university provides him with further experience with large, complex organizations.

Professional Highlights:

- Mr. Nowell served as Senior Vice President and Treasurer of Pepsi, a leading global food, snack and beverage company, from 2001 to May 2009. He previously served as Chief Financial Officer of The Pepsi Bottling Group and as Controller of Pepsi
- Prior to joining Pepsi, Mr. Nowell served as Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999

- He held various senior financial roles at the Pillsbury division of Diageo Plc, including Chief Financial Officer of its Pillsbury North America, Pillsbury Foodservice and Haagen-Dazs divisions, and also served as Controller and Vice President of Internal Audit of the Pillsbury Company

Other Leadership Experience and Service:

- Mr. Nowell serves on the Dean's Advisory Council at The Ohio State University Fisher College of Business



R. DAVID YOST
Age 67

*Director since
August 2012*

Former Chief Executive
Officer, AmerisourceBergen

**Other Public Company
Directorships**
Current: Exelis Inc., Marsh &
McLennan Companies, Inc.,
Tyco International plc

Past Five Years:
AmerisourceBergen

QUALIFICATIONS, ATTRIBUTES AND SKILLS:

As the former Chief Executive Officer of AmerisourceBergen Corporation (AmerisourceBergen) and its predecessor company, Mr. Yost has broad experience in strategic planning, risk management and operational risk. Mr. Yost has experience leading a large, complex business. And, through his experience on public company boards, he has board-level experience overseeing large, complex public companies in various industries, which provides him with valuable insights on corporate governance and risk management.

Professional Highlights:

- Mr. Yost served as Chief Executive Officer of AmerisourceBergen, a pharmaceutical services company providing drug distribution and related services to healthcare providers and pharmaceutical manufacturers, from 2001 until his retirement in July 2011 and as President from 2001 to 2002 and again from September 2007 to November 2010

- He has held various positions at AmerisourceBergen and predecessor companies, including Chief Executive Officer from 1997 to 2001 and Chairman from 2000 to 2001 of Amerisource Health Corporation, during a nearly 40-year career

CORPORATE GOVERNANCE

OUR BOARD OF DIRECTORS

Our Board is responsible for overseeing our company's management. Our Board and its committees oversee:

- management's identification of, management of and planning for our company's material risks, including operational, credit, market, interest rate, liquidity, reputational, capital management, liquidity planning and legal and regulatory compliance risks
- our company maintaining high ethical standards and effective policies and practices to protect our reputation, assets and business
- management's development and implementation of an annual financial plan and strategic business plans and monitoring our progress against these financial and strategic plans
- our corporate audit function, our registered independent public accounting firm and the integrity of our consolidated financial statements
- our company establishing, maintaining and administering appropriately designed compensation programs and plans

Our Board is also responsible for:

- reviewing, monitoring and approving succession plans for its Chairman, Lead Independent Director, and our CEO and other key executives to promote senior management continuity
- conducting an annual self-evaluation of our Board and its committees
- identifying and evaluating director nominees and nominating qualified individuals for election to serve on our Board
- reviewing our CEO's performance and approving the total annual compensation for our CEO and other executive officers

DIRECTOR INDEPENDENCE

The New York Stock Exchange (NYSE) listing standards require a majority of our directors and each member of our Audit, Compensation and Benefits, and Corporate Governance Committees to be independent. The Federal Reserve Board Enhanced Prudential Standards require the chair of our Enterprise Risk Committee to be independent. In addition, our Corporate Governance Guidelines require a substantial majority of our directors to be independent. Our Board has adopted Director Independence Categorical Standards, published on our website at http://investor.bankofamerica.com, to assist it with determining each director's independence. Our Board considers a director "independent" if he or she meets the criteria for independence in both the NYSE listing standards and our Categorical Standards.

Our Board, in coordination with our Corporate Governance Committee, evaluated the relevant relationships between each current director (and his or her immediate family members and affiliates) and Bank of America Corporation and its subsidiaries and affirmatively determined that 13 of our 15 directors are independent. Specifically, the following directors are independent under the NYSE listing standards and our Categorical Standards: Ms. Allen, Ms. Bies, Mr. Bovender, Mr. Bramble, Mr. de Weck, Mr. Donald, Mr. Holliday, Ms. Hudson, Ms. Lozano, Mr. May, Mr. Nowell, Dr. Rose and Mr. Yost.

In making its independence determinations, our Board considered the following ordinary course, non-preferential relationships that existed during the preceding three years and determined that none of the relationships constituted a material relationship between the director and our company:

- Our company or its subsidiaries provided ordinary course financial products and services to all of our directors. Our company or its subsidiaries also provided ordinary course financial products and services to some of their immediate family members and entities affiliated with some of our directors or their immediate family members (Mr. Donald, Mr. May and Dr. Rose). In each case, the fees we received for these products and services were below the thresholds of the NYSE listing standards and our Categorical Standards, and were less than 2% of the consolidated gross annual revenues of both our company and the other entity

- Our company or its subsidiaries purchased products or services in the ordinary course from entities where some of our directors are executive officers or employees or their immediate family members serve as executive officers (Mr. Donald, Mr. May and Dr. Rose). In each case, the fees paid to each of these entities were below the thresholds of the NYSE listing standards and our Categorical Standards, and were less than 2% of the consolidated gross annual revenues of both our company and the other entity

Mr. Gifford and Mr. Moynihan are not independent directors. Mr. Gifford, former Chairman of Bank of America Corporation, receives office space and secretarial support from our company with an aggregate incremental cost exceeding the thresholds of the NYSE listing standards and our Categorical Standards. Mr. Moynihan is not independent due to his employment with our company.

BOARD LEADERSHIP

Our Board is responsible for overseeing our company's businesses and affairs and for exercising reasonable business judgment on behalf of our company. In discharging this obligation, our Board relies on the judgment, business acumen, and experience of the company's management. Our Board is committed to strong, independent Board and Committee leadership and the objective oversight of management as a critical aspect of effective Board leadership. Our directors believe that the appropriate leadership structure for our Board will vary depending on the strategy and environment in which our company operates. Our independent Corporate Governance Committee's charter provides that it shall "[e]nsure that a proper succession planning process is in place to select a Chairman of the Board, and assure that such process is effectively administered." Accordingly, at least annually, the Corporate Governance Committee deliberates on and discusses the appropriate leadership structure for the Board based on the needs of our company. Since the annual stockholders' meeting in 2009, these deliberations and discussions have considered the results of the stockholder vote in 2009 to amend our bylaws to require an independent Chairman, in which 50.3% of the votes cast or approximately 29% of the then-outstanding shares supported that amendment.

Our Board's Audit, Compensation and Benefits, Corporate Governance and Enterprise Risk Committees are each chaired by and composed solely of independent directors. In October 2014, our Board appointed Mr. Moynihan, the CEO, as Chairman of the Board, and the independent directors of the Board elected Mr. Bovender, a seasoned leader and independent director, to serve in the newly established Lead Independent Director role. Our Board determined that this leadership structure is appropriate given Bank of America's present characteristics and circumstances.

In implementing our Board's current leadership structure, our Board amended our bylaws to require the Chairman either to be independent or, if not, to be complemented by a Lead Independent Director. Amending our bylaws to remove the provision requiring an independent Chairman was a decision our Board considered carefully, in particular in view of the 2009 stockholder vote referenced above, and followed months of thorough deliberation by our Corporate Governance Committee and Board. A critical element for our Board in supporting this determination is the simultaneous adoption of robust and transparent duties for the independent director who leads our Board. These duties help facilitate our Board's independent, objective, effective and efficient oversight of our company. They are codified in our Corporate Governance Guidelines, extend beyond those of a traditional lead director and, depending on the board leadership structure in place at the time, apply to either an independent Chairman or a Lead Independent Director.

> It is our Board's commitment to stockholders that it will establish a board leadership structure, whether in the form of an independent Chairman or a Lead Independent Director, that is in the best interests of our company and stockholders at that point in time. Our Board believes that an executive Chairman working in tandem with a Lead Independent Director who has strong, well defined duties gives our Board a strong leadership and corporate governance structure that best serves the needs of Bank of America today.

Our Board appointed Mr. Moynihan to serve as Chairman of the Board based on the leadership qualities, management capability, knowledge of the business and industry, and a long-term, strategic perspective he has demonstrated as CEO over a period of nearly five years after running each of our company's operating units. The independent directors unanimously supported Mr. Bovender's appointment as our Lead Independent Director. They believe Mr. Bovender possesses the characteristics and qualities critical for a Lead Independent Director. As the former chairman, chief executive officer, and chief operating officer of a highly regulated company, Mr. Bovender is respected among the directors and has the qualities and experience desired for a Lead Independent Director – high personal integrity, a breadth of knowledge in management, operations, and corporate governance, a willingness to listen and to engage with substance and impact, and a readiness to challenge management. The Corporate Governance Committee and our Board believe that Mr. Bovender's Lead Independent Director role, tasked with duties consistent with those of an independent Chairman, creates a strong independent voice in the boardroom and serves our stockholders' best interests.

The Committee's recommendation to appoint Mr. Moynihan as Chairman of the Board and Mr. Bovender as Lead Independent Director culminated from an orderly, well-researched, and probing independent review and deliberation by our Board and the Corporate Governance Committee. In considering the most suitable leadership structure for our Board, the Committee assessed the appropriateness of leadership by an executive Chairman and a Lead Independent Director, completed its review, and made its recommendation to our Board in sufficient time to allow for public announcement of our Board's decision and our engagement with stockholders regarding the decision in advance of the 2015 annual meeting.

In its review, the Committee examined relevant stockholder voting policies and voting practices, empirical studies regarding performance of companies having executive and independent board chairs, and other benchmarking data, and sought the counsel of corporate governance advisors. The Committee recognizes that there is a variety of viewpoints concerning a board's optimal leadership structure. The Committee concluded that empirical data concerning the impact of board leadership on stockholder value is inconclusive and does not prove any correlation between a board having an independent chair and superior corporate governance or performance. The Committee also analyzed the historical Board leadership structure at our company, the stockholders' vote of 2009 and the developments at our company since 2009, including enhancements to the Board's governance and composition, the company's management team, business and performance. Our Board and the Committee believe the 2009 stockholder vote for an independent Chairman reflected concerns particular to the Bank of America of 2009, in the midst of the financial crisis. Specifically, we understand the 2009 stockholder support for separating the roles of the Chairman and CEO to have been due primarily to dissatisfaction with the then Board's governance and oversight, the company's performance, and management decisions at that time. Our Board and the Committee recognize some stockholders who supported the 2009 proposal believe that the Chairman and CEO roles should always be separated.

Our company today, compared with 2009, has evolved significantly. The company's own transformation has been accompanied by a significant evolution in our Board's composition, notably the presence today of strong independent leadership among its members and committees. Our Board has made significant advances in its processes, systems and structures. Our 15-member board includes 13 independent directors, eight of whom joined our Board in the last three years. The directors bring significant depth and breadth of financial, operational, risk, and other areas of expertise relevant to our company and, through their varied lengths of tenure, a blend of historical and new perspectives about our company. Together, they have demonstrated a record of independent oversight, actively engaging with and challenging management. The composition of the Executive Management Team has also changed significantly since the beginning of 2009. Under this Board oversight and management leadership structure with Mr. Moynihan as CEO, the company has rebuilt capital and liquidity, streamlined and simplified its operations, reduced the scope of activities by exiting non-core businesses and products, stabilized performance, increased the return of capital to stockholders, settled its most significant legacy mortgage-related litigation matters, and reduced expenses. The company has also made other governance changes, including providing additional information to our Board regarding significant investors' voting policies and procedures on key governance matters and a more robust stockholder engagement program. Our Board believes the strength and record of this team enables Mr. Moynihan to take on the additional responsibilities of Chairman and return our Board to a leadership structure in line with most peers.

Based on extensive review and consideration by our Corporate Governance Committee and Board, our Board believes a Board leadership structure comprised of an executive Chairman and CEO, balanced with a strong Lead Independent Director role tasked with significant specified duties, is in the best interests of our company and stockholders at this time. In line with its commitment to best practices and its charter responsibilities, the Committee will continue to review and assess Chairman succession planning, including the best leadership structure for our Board to account for Bank of America's evolving needs and business environment circumstances.

DUTIES OF THE LEAD INDEPENDENT DIRECTOR OR INDEPENDENT CHAIRMAN

Board Leadership
- In the case of the Chairman, presiding at all meetings of our Board and, in the case of the Lead Independent Director, presiding at all meetings of our Board at which the Chairman is not present, including at executive sessions of the independent directors
- Calling meetings of the independent directors, as appropriate
- In the case of the Lead Independent Director, if the CEO of our company is also Chairman, providing Board leadership if the CEO/Chairman's role may be (or may be perceived to be) in conflict

Board Culture
- Serving as a liaison between the CEO and the independent directors
- Establishing a close relationship and trust with the CEO, providing support, advice and feedback from our Board while respecting executive responsibility
- Acting as a "sounding board" and advisor to the CEO

Board Focus
- *Board Focus:* In consultation with our Board and executive management, ensuring that our Board focuses on key issues and tasks facing our company and on topics of interest to our Board
- *Corporate Governance:* Assisting our Board, the Corporate Governance Committee and management in complying with our Corporate Governance Guidelines and promoting corporate governance best practices
- *CEO Performance Review and Succession Planning:* Working with the Corporate Governance Committee, the Compensation and Benefits Committee and members of our Board, contributing to the annual performance review of the CEO and participating in CEO succession planning

Board Meetings
- In coordination with the CEO and the other members of our Board, planning, reviewing and approving meeting agendas for our Board
- In coordination with the CEO and the other members of our Board, approving meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Advising the CEO of the information needs of our Board and approving information sent to our Board
- Developing topics of discussion for executive sessions of our Board

Board Performance and Development
- *Board Performance:* Together with the CEO and the other members of our Board, ensuring the efficient and effective performance and functioning of our Board
- *Board Assessment:* Consulting with the Corporate Governance Committee on our Board's annual self assessment
- *Director Development:* Providing guidance on the ongoing development of directors
- *Director Assessment/Nomination:* With the Corporate Governance Committee and the CEO, consulting in the identification and evaluation of director candidates' qualifications (including candidates recommended by directors, management, third party search firms and stockholders) and consulting on committee membership and committee chairs

Stockholders and Other Stakeholders
- Being available for consultation and direct communication, to the extent requested by major stockholders
- Having regular communication with primary bank regulators (with or without management present) to discuss the appropriateness of our Board's oversight of management and our company

BOARD MEETINGS, COMMITTEE MEMBERSHIP AND ATTENDANCE

Directors are expected to attend our annual meetings of stockholders and our Board and committee meetings. Each of our directors who served on our Board during 2014 (including Mr. Holliday and Dr. Rose) attended at least 75% of the aggregate meetings of our Board and the committees on which they served during 2014. In addition, 14 of the 15 directors serving on our Board at the time of our 2014 annual meeting attended the meeting.

Our non-management directors meet in executive session at each regularly scheduled Board meeting. Separately, our independent directors meet in executive session at least once a year. Our Lead Independent Director leads Board executive sessions.

Our Board has six committees, including Audit, Compensation and Benefits, Corporate Governance, Credit and Enterprise Risk. Our Board's sixth committee, Corporate Development, was formed by our Board in 2013 as the result of a litigation settlement and did not hold any meetings in 2014. The duties of each of these committees are summarized below. Charters describing the responsibilities of each of the Audit, Compensation and Benefits, Corporate Governance, Credit and Enterprise Risk Committees can be found at http://investor.bankofamerica.com. Our Board, considering the recommendations of the Corporate Governance Committee, reviews committee membership at least annually. Committee membership is set forth above under the heading "Proposal 1: Electing Directors" on page 1.

Our committees regularly make recommendations and report on their activities to the entire Board. Each committee may obtain advice from internal or external financial, legal, accounting or other advisors as desired.

Audit Committee. Our Audit Committee oversees the qualifications, performance and independence of our company's registered independent public accounting firm; the performance of our company's corporate audit function; the integrity of our company's consolidated financial statements; and our compliance with legal and regulatory requirements; and makes inquiries of management or the Corporate General Auditor to determine whether there are scope or resource limitations that may impede the ability of Corporate Audit in executing its responsibilities. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards and the heightened independence requirements applicable to audit committee members under SEC rules. Our Board has also determined that all Committee members are financially literate in accordance with the NYSE listing standards and qualify as audit committee financial experts under SEC rules.

Compensation and Benefits Committee. Our Compensation and Benefits Committee oversees establishing, maintaining and administering our compensation programs and employee benefit plans, including approving and recommending our CEO's compensation to our Board for further approval by all independent directors, and reviewing and approving all of our executive officers' compensation. In addition, the Committee recommends director compensation for Board approval. All Committee members are independent under the NYSE listing standards, our Categorical Standards, independence requirements applicable to compensation committee members under NYSE rules and the heightened Committee independence requirements we adopted in 2010, which are the same as the heightened independence requirements audit committee members are subject to under SEC rules.

Corporate Governance Committee. Our Corporate Governance Committee oversees our Board's governance processes; identifies and reviews the qualifications of potential Board members; recommends nominees for election to our Board; recommends committee appointments for Board approval; reviews and reports to our Board on senior management talent planning and succession; and leads our Board and its committees in annual self-assessments. All Committee members are independent under the NYSE listing standards and our Categorical Standards.

Credit Committee. Our Credit Committee provides oversight of senior management's responsibilities for the identification and management of enterprise-wide credit exposures. The Committee oversees, among other things, senior management's identification and management of credit exposures on an enterprise-wide basis and our company's responses to trends affecting those exposures, the adequacy of the allowance for credit losses and the administration of credit-related policies. All Committee members are non-management directors.

Enterprise Risk Committee. Our Enterprise Risk Committee has primary responsibility for oversight of our company's overall risk framework and material risks facing our company. The Committee oversees senior management's establishment and operation of our risk framework and management's alignment of our risk profile with our strategic and financial plans. The Committee approves the risk framework and risk appetite statement and further recommends these documents to our Board for approval. The Committee also oversees senior management's responsibilities for the identification, measurement, monitoring and control of all key risks facing our company. The Committee may consult with other Board committees on risk-related matters. All Committee members are independent under the NYSE listing standards and our Categorical Standards.

Corporate Development Committee. Our Corporate Development Committee's purpose is to assist our Board in overseeing our company's consideration of potential mergers and acquisitions valued at greater than $2 billion. Mr. Bovender chairs the Committee and Mr. Nowell and Mr. Yost are members. All Committee members are independent under the NYSE listing standards and our Categorical Standards.

BOARD OVERSIGHT OF RISK

Risk is inherent in every material business activity that we undertake. Our business exposes us to strategic, credit, market, liquidity, compliance, operational and reputational risks. To support our corporate goals and objectives, risk appetite, and business and risk strategies, we maintain a governance structure that delineates the responsibilities for risk management activities, and the governance and oversight of those activities, by management and our Board. The Board is committed to strong, independent oversight of management and risk through a governance structure that includes the Enterprise Risk Committee and other Board committees. Annually as part of our risk governance process, the Enterprise Risk Committee and the Board approve our Risk Framework and Risk Appetite Statement. Our Risk Framework serves as the foundation for consistent and effective risk management and our Risk Appetite Statement defines the parameters under which we plan to undertake risk. Our Risk Framework outlines our risk management activities, including employees' roles and accountabilities. It also defines how risk management is integrated into our core business processes, and it defines the risk management governance structure. Our Chief Risk Officer, our senior-most risk manager, reports jointly to the CEO and Enterprise Risk Committee and participates in Board, Credit Committee and Enterprise Risk Committee meetings. The governance structure is designed to align Board and management interests with those of our stockholders and to foster integrity over risk management throughout the company. (Details of our company's risk management policies and practices are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2014 annual report.)

Senior management develops for Board and Enterprise Risk Committee approval our Risk Framework, described above, our Risk Appetite Statement, and our capital, strategic and financial operating plans. Management monitors, and our Board oversees directly and through its committees, our financial performance, execution against the capital, strategic and financial operating plans, compliance with the risk appetite parameters and the adequacy of internal controls.

As described above, our Enterprise Risk Committee, Audit Committee and Credit Committee have the principal responsibility for enterprise-wide oversight of our company's risk management. Each of these committees regularly receives risk management updates on risk-related matters within the committee's responsibilities and reports on these updates to our Board to provide our Board with integrated, thorough insight about our enterprise risk management. We believe this holistic Board and committee risk oversight process complements and remains consistent with our Board's commitment to maintaining a strong independent Board and committee leadership structure. In addition, our Compensation and Benefits Committee oversees, among other things, our compensation policies and practices so that they do not encourage unnecessary and excessive risk-taking by our employees.

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

Compensation Governance. Our Compensation and Benefits Committee follows procedures intended to promote strong governance of our pay-for-performance philosophy. The Committee regularly reviews: (i) company performance; (ii) executive compensation strategy, approach, trends and regulatory developments; and (iii) other related topics as appropriate. Each year, the Committee reviews, and makes available to the Board, an executive compensation statement, or "tally sheet," for each executive officer. The tally sheets include each executive officer's total compensation, including base salary, cash and equity-based incentive awards, accumulated realized and unrealized stock option gains and the value of prior restricted stock awards (including the status of achieving any performance goals), qualified and nonqualified retirement and deferred compensation benefit accruals, and the incremental cost to our company of the executive's perquisites. The Committee uses this information to evaluate all elements of executive officer compensation and benefits. Annually, the Committee reviews its compensation decisions (including cash and equity-based awards, if applicable) with our Board for executive officers and other senior executives who report directly to our CEO.

Generally, our executive officers do not engage directly with the Committee in setting the amount or form of executive officer or director compensation. As part of the annual performance reviews for our named executive officers (other than our CEO), the Committee sets the compensation for our named executive officers after considering our CEO's perspective and recommendations of our CEO for each individual's incentive awards. In addition, the Committee considers the performance of our various lines of business, business segments and functions, as well as performance feedback from our Global Head of Human Resources and our independent control functions (audit, compliance, finance, human resources, legal and risk).

The Committee has the sole authority and responsibility under its charter to approve engaging any compensation consultant it uses and the fees for those services. The Committee retained Farient Advisors LLC (Farient) as its 2014 independent compensation consultant. Farient's business is limited to providing independent executive and director compensation consulting services. Farient does not provide any other services to our company. For 2014, Farient provided the Committee external market and performance comparisons, advised the Committee on senior executive, CEO and director compensation and assisted with other executive and director compensation-related matters. In performing these services, Farient met regularly with the Committee without management present and alone with the Committee chair.

In addition, the Committee may delegate to management certain duties and responsibilities, including adopting, amending, modifying or terminating benefit plans. Significant Committee delegations to management include authority to (i) the Management Compensation Committee to direct the compensation for all of our employees except for our CEO and his direct reports and (ii) the Corporate Benefits Committee to oversee substantially all of our employee benefit plans.

The Committee also reviews the form and amount of compensation paid to our non-management directors and recommends any director compensation changes to our Board for approval.

Compensation Risk Management Policies and Practices. We believe that our company applies prudent risk management practices to its incentive compensation programs across the enterprise. Our Compensation and Benefits Committee is committed to a compensation governance structure that effectively contributes to our company's overall risk management policies.

The Committee has adopted and annually reviews our Compensation Governance Policy that governs our incentive compensation decisions and defines the framework for company-wide incentive compensation program design oversight. The Compensation Governance Policy is consistent with global regulatory initiatives so that our incentive compensation plans do not encourage excessive risk-taking. It specifically addresses the:

- Definition and process for identifying "risk-taking" employees
- Process and policies for incentive compensation plan design and governance to appropriately balance risks with compensation outcomes, including:
  - funding incentive compensation pools
  - determining individual incentive compensation awards
  - use of discretion as part of those processes
- Policies on incentive compensation plan effectiveness through testing and monitoring to confirm the plans appropriately balance risks with compensation outcomes, including developing processes to administer incentive compensation clawback features
- Policies that provide for the independence of our company's independent control functions and their appropriate input to the Committee

Our compensation governance structure allocates oversight, review and responsibility to the appropriate management level, so that the most relevant management level or our Board, as applicable, makes compensation decisions, with documented input from the independent control functions. Our following four levels of governance each have identified roles and responsibilities in our compensation decisions: (i) our Board; (ii) our Compensation and Benefits Committee; (iii) our Management Compensation Committee; and (iv) our Lines of Business Compensation Committees.

Consistent with our Compensation Governance Policy, our annual incentive plan certification and review process provides a comprehensive review, analysis and discussion of incentive design and operation. As part of the governance for these incentive plans, each of the CEO's direct reports, along with their management teams and independent control functions (including their respective risk officers), meet periodically to discuss how business strategy, performance and risk align to compensation. The relevant participants certify that their respective incentive programs (i) are aligned with the applicable business line and our company's business strategy and performance objectives, (ii) do not encourage excessive risk-taking beyond our company's ability to effectively identify and manage risk and (iii) are compatible with effective controls and risk management. Farient and the Committee review these management certifications. The Committee also meets with our Chief Risk Officer to review and assess any risks posed by our incentive compensation programs so that the programs appropriately balance risks and rewards in a manner that does not encourage excessive risk-taking.

Corporate Audit reviews all incentive plans at least every three years, using a risk-based approach that includes reviewing governance, payment and processing against each incentive plan's design, and validating incentive plan design and operation against regulatory requirements. Since 2010, Corporate Audit has reviewed all incentive plans at least once, and reviewed incentive plans with higher risk-rankings more frequently.

For performance year 2014, in addition to reviewing the individual incentive compensation awards for executive officers and other senior executives who report directly to the CEO, the Committee also reviewed the individual incentive compensation awards for certain highly compensated employees. The Committee met with our independent control function heads, Vice Chairman of Global Wealth & Investment Management, Co-Heads of Consumer Banking and Chief Operating Officer before making its 2014 incentive compensation decisions.

As a result of these reviews and processes, and in combination with the risk management and clawback features of our compensation programs, we believe that our compensation policies and practices appropriately balance risks and rewards in a way that does not encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on our company.

CEO AND SENIOR MANAGEMENT SUCCESSION PLANNING

Our Board, in coordination with our Corporate Governance Committee, oversees CEO and senior management succession planning, which is reviewed at least annually. Our CEO and our Global Head of Human Resources provide the Board with recommendations on, and evaluations of, potential CEO successors, including reviewing development plans recommended for potential successors. Our Board reviews potential internal senior management candidates with our CEO and our Global Head of Human Resources, including the qualifications, experience and development priorities for these individuals. Directors engage with potential CEO and senior management successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure and experience.

Our Board, in coordination with our Corporate Governance Committee, also establishes steps to address emergency CEO and senior management succession planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our company's safe and sound operation and minimizing potential disruption or loss of continuity to our company's business and operations.

BOARD EVALUATION AND EDUCATION

Each year, our Board and our Audit, Compensation and Benefits, Corporate Governance, Credit and Enterprise Risk Committees evaluate their own effectiveness. Our Board views self-evaluation as an ongoing process designed to achieve high levels of Board and committee effectiveness, independence, performance and engagement. Our Board also encourages directors to annually participate in continuing director education programs, and our company reimburses directors for their expenses associated with this participation.

During 2014, our Audit Committee held several continuing education sessions focused on key financial processes, general audit topics and certain company-specific matters. All new directors also participate in our director orientation program during their first six months on our Board.

STOCKHOLDER ENGAGEMENT

Our Stockholder Engagement Program

We conduct stockholder outreach throughout the year to inform our management and our Board about the issues that our stockholders tell us matter most to them. Our management meets with our stockholders to discuss the governance and compensation practices that are a priority for our stockholders. We share stockholder feedback with our Board and its committees to enhance our governance practices, and transparency of those practices to our stockholders. We review the voting results of our most recent annual meeting of stockholders, the stockholder feedback received through our engagement process, the governance practices of our peers and other large companies, and current trends in governance as we consistently consider enhancements to our governance practices and disclosure.

Governance Enhancements in Response to Stockholder Feedback

After considering feedback received from our stockholders, our company:

- Adopted a proxy access right to permit a stockholder, or a group of up to 20 stockholders, owning continuously for at least 3 years shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our bylaws
- Announced that we will produce a Business Standards report by March 31, 2016 to increase transparency around our processes and standards, corporate culture, governance and business practices
- Agreed to develop an incentive compensation recoupment and forfeiture disclosure policy during 2015 to be effective beginning January 1, 2016
- Enhanced our political activities disclosure to include a more detailed discussion of our participation in the political process; current and historical reports of our PACs contributions; a list of trade associations to which we paid more than a *de minimis* amount; a list of tax exempt organizations organized under Section 527 of the U.S. Internal Revenue Code to which we made contributions; and included information regarding the management, compliance and monitoring of our political activities, including our Corporate Governance Committee's oversight of our significant policies and practices. See the "Political Activities" page of our Investor Relations website at http://investor.bankofamerica.com
- Enhanced our proxy statement disclosure regarding our Board leadership structure, including a discussion of the robust and transparent independent board leader duties. See "Board Leadership" beginning on page 11 for a detailed discussion
- Enhanced our greenhouse gas emissions disclosure related to our operations and our business activities by reporting Scope 1 and 2 emissions and reporting on 10 of the 11 categories of Scope 3 emissions that are relevant to our business. Also we provide detailed disclosure relating to the emissions profile of the U.S. electric power utilities to which we extend credit. See our Corporate Social Responsibility (CSR) Report on our website at http://about.bankofamerica.com. In addition, in 2014, the Carbon Disclosure Project acknowledged our company's leadership and transparency on climate change with a score of 100 (out of 100) on its disclosure score and ranked us in Performance Band A (the highest possible)

Also see "Stockholder Outreach & Say on Pay Results" on page 26 for a discussion of our compensation related stockholder engagement and our historical say-on-pay vote results.

COMMUNICATIONS WITH OUR BOARD

Stockholders and other parties may communicate with our Board, any director (including our Chairman of the Board or Lead Independent Director), non-management members of our Board as a group or any committee. Communications should be addressed to our Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. Depending on the nature of the communication, the correspondence either will be forwarded to the director(s) named or the matters will be presented periodically to our Board. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications that are commercial solicitations, customer complaints, incoherent or obscene will not be communicated to our Board or any director or committee of our Board. For further information, refer to the "Contact the Board of Directors" section on our website at http://investor.bankofamerica.com.

ADDITIONAL CORPORATE GOVERNANCE INFORMATION

More information about our corporate governance can be found on our website at http://investor.bankofamerica.com under the heading "Corporate Governance," including our: (i) Certificate of Incorporation; (ii) Bylaws; (iii) Corporate Governance Guidelines (including our Related Person Transactions Policy) and Director Independence Categorical Standards; (iv) Code of Conduct and related materials; and (v) composition of each of our Audit, Compensation and Benefits, Corporate Governance, Credit and Enterprise Risk Committees, including the committee charters, and in other materials found on our website. This information is also available in print, free of charge, upon written request addressed to our Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255.

RELATED PERSON AND CERTAIN OTHER TRANSACTIONS

Our Related Person Transactions Policy in our Corporate Governance Guidelines sets forth our policies and procedures for reviewing, and approving or ratifying any transaction with related persons (directors, director nominees, executive officers, stockholders holding 5% or more of our voting securities or any of their immediate family members or affiliated entities). Our policy covers any transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, our company is a participant and a related person has or will have a direct or indirect material interest.

Under our Related Person Transaction Policy, our Corporate Governance Committee must approve or ratify any related person transactions, and when doing so, considers the related person's interest in the transaction; whether the transaction involves arm's-length bids or market prices and terms; the transaction's materiality to each party; the availability of the product or services through other sources; the implications of our Code of Conduct or reputational risk; whether the transaction would impair a director or executive officer's judgment to act in the company's best interest; the transaction's acceptability to our regulators; and in the case of a non-management director, whether the transaction would impair his or her independence or status as an "outside" or "non-management" director.

Our Board has determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the policy. These include transactions involving financial services, including loans and brokerage, banking, insurance and investment advisory or asset management services, and other financial services we provide to any related person, if the services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates and comply with applicable law, including the Sarbanes-Oxley Act of 2002 and Federal Reserve Board Regulation O.

A number of our directors and executive officers, their family members and certain business organizations associated with them are or have been customers of our banking subsidiaries. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to our company and did not involve more than the normal risk of collectability.

Our company and Mr. Moynihan are parties to an aircraft time-sharing agreement, as disclosed in prior proxy statements and approved by our Corporate Governance Committee in December 2010.

Based on information contained in separate Schedule 13G filings with the SEC, each of BlackRock, Inc. (BlackRock), The Vanguard Group (Vanguard) and Berkshire Hathaway Inc. (Berkshire Hathaway), each through certain of its subsidiaries, believed that it beneficially owned 5% or more of the outstanding shares of our common stock as of December 31, 2014 (see "Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners" on page 21).

In the ordinary course of our business during 2014, our subsidiaries provided and are expected to continue to provide financial advisory, sales and trading, treasury and other financial or administrative services to BlackRock and its affiliates and clients, Vanguard and its affiliates and Berkshire Hathaway and its affiliates. These transactions were entered into on an arm's-length basis and contain customary terms and conditions. We and our subsidiaries may also, in the ordinary course, invest in BlackRock or Vanguard funds or other products or buy or sell assets to or from BlackRock or Vanguard funds and separate accounts.

In addition, before BlackRock became a beneficial owner of 5% or more of our outstanding common stock, it entered into a global distribution agreement on September 29, 2006 with our former subsidiary, Merrill Lynch & Co., Inc. (which merged into Bank of America Corporation on October 1, 2013) in connection with its purchase of Merrill's investment management business. The agreement provides a framework under which our company distributes BlackRock's investment advisory products and includes certain pricing, sales incentive restriction and product availability provisions that offer economic terms to each party that are at least as favorable as those offered to its competitors. It was negotiated at arm's length and was amended and restated on July 16, 2008 and again on November 15, 2010. The agreement's initial term expired on January 1, 2014, was renewed pursuant to its terms for one additional three-year term and may be renewed thereafter as the parties may agree. In accordance with our Related Person Transactions Policy, the agreement, as amended and restated, was reviewed and ratified by our Corporate Governance Committee in March 2013.

During 2014, payment from BlackRock to our company relating to our distribution and servicing of products covered by the global distribution agreement was approximately $187.4 million and payment from our company to BlackRock for certain products pursuant to the agreement was approximately $3.2 million.

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

Our voting securities are our common stock, Series B Preferred Stock and Series 1-5 Preferred Stock. The following table shows the number of shares of our common stock beneficially owned as of March 11, 2015 by (i) each director, (ii) each named executive officer, (iii) all directors and executive officers as a group and (iv) beneficial owners of more than 5% of any class of our voting securities (as determined under SEC rules). As of that date, none of our directors and executive officers owned any shares of any class of our voting securities, other than as reported in the table below. Each director, each named executive officer and all directors and executive officers as a group beneficially owned less than 1% of our outstanding common stock. Unless otherwise noted, all shares of our common stock are subject to the sole voting and investment power of the directors and executive officers.

| Name | Beneficial Ownership | | | Stock Units [1][2] | Total |
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/11/2015	Total Beneficial Ownership		
Directors and Executive Officers					
Sharon L. Allen[3]	38,251	—	38,251	—	38,251
Susan S. Bies	126,839	—	126,839	—	126,839
Jack O. Bovender, Jr.	49,199	—	49,199	—	49,199
Frank P. Bramble, Sr.	111,680	—	111,680	98,071	209,751
David C. Darnell	432,672	288,750	721,422	1,390,135	2,111,557
Pierre J. P. de Weck	17,962	—	17,962	—	17,962
Arnold W. Donald	27,028	—	27,028	—	27,028
Charles K. Gifford[4]	232,907	—	232,907	107,644	340,551
Charles O. Holliday, Jr.	169,272	—	169,272	—	169,272
Linda P. Hudson	19,507	—	19,507	10,879	30,386
Monica C. Lozano	3,000	—	3,000	98,633	101,633
Gary G. Lynch	478,400	—	478,400	721,470	1,199,870
Thomas J. May[5]	2,142	—	2,142	205,173	207,315
Thomas K. Montag[6]	1,905,010	2,102,216	4,007,226	2,590,552	6,597,778
Brian T. Moynihan	774,284	546,667	1,320,951	2,402,561	3,723,512
Lionel L. Nowell, III	3,930	—	3,930	23,280	27,210
Clayton S. Rose[7]	25,515	—	25,515	10,879	36,394
Bruce R. Thompson	905,244	127,400	1,032,644	1,756,778	2,789,422
R. David Yost	64,153	—	64,153	34,921	99,074
All directors and executive officers as a group (23 persons)[8]	6,334,691	3,315,374	9,650,065	11,332,324	20,982,389

| Name | Beneficial Ownership | | | Stock Units [1][2] | Total |
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/11/2015	Total Beneficial Ownership		
Certain Beneficial Owners					
Warren E. Buffett /Berkshire Hathaway Inc.[9]	—	700,000,000	700,000,000	—	700,000,000 6.2%
BlackRock, Inc.[10]	599,692,793	—	599,692,793	—	599,692,793 5.7%
The Vanguard Group[11]	539,166,283	—	539,166,283	—	539,166,283 5.1%

(1) For non-management directors, includes stock units credited to their accounts pursuant to deferrals made under the terms of the Director Deferral Plan. These stock units do not have voting rights and are not considered beneficially owned under SEC rules. Each unit has a value equal to the fair market value of a share of our common stock. These units, which are held in individual accounts in each director's name, will be paid in cash upon the director's retirement if vested at that time.

(2) Includes the following stock units, which are not treated as beneficially owned under SEC rules because the holder does not have the right to acquire the underlying stock within 60 days of March 11, 2015 and/or the stock units will be paid in cash and therefore do not represent the right to acquire stock:

Name	Time-Based RSUs (TRSUs)	Cash-Settled RSUs (CRSUs)	Performance RSUs (PRSUs)	Total Stock Units
Brian T. Moynihan	303,887	212,963	1,885,711	2,402,561
Bruce R. Thompson	402,429	—	1,354,349	1,756,778
David C. Darnell	324,200	—	1,065,935	1,390,135
Gary G. Lynch	284,695	—	436,775	721,470
Thomas K. Montag	491,300	—	2,099,252	2,590,552
All executive officers as a group	2,769,073	212,963	7,760,808	10,742,844

Each stock unit has a value equal to the fair market value of a share of our common stock, but does not confer voting rights. Time-based restricted stock units (TRSUs) include the right to receive dividend equivalents and will be paid in shares of our common stock at vesting or, in certain circumstances, after termination of employment. Cash-settled restricted stock units (CRSUs) do not include the right to receive dividend equivalents and will be paid in cash as described in "Compensation Discussion and Analysis" on page 25. Performance restricted stock units (PRSUs) include the right to receive dividend equivalents and vest subject to attaining pre-established performance goals. To the extent earned, (i) PRSUs granted in February 2011 will be settled 40% in cash and 60% in shares of our common stock, (ii) PRSUs granted in February 2012 will be settled 100% in shares of our common stock, and (iii) PRSUs granted in February 2013, February 2014 and February 2015 will be settled 100% in cash. The stock units shown include the number of PRSUs granted assuming 100% of the award will be earned; however, the actual number of stock units earned may vary depending upon achieving performance goals. Because they are economically comparable to owning shares of our common stock, certain of these stock units currently qualify for purposes of compliance with our stock ownership and retention requirements, except for PRSUs, which qualify only when earned. The reported stock units do not include any stock units held in the 401(k) Restoration Plan.

(3) Includes 1,000 shares of our common stock for which Ms. Allen shares investment power with her spouse.

(4) Includes 1,090 shares of our common stock held by Mr. Gifford as a custodian for two of his children, and 77,840 shares of our common stock, for which Mr. Gifford shares investment power with BAC, as trustee.

(5) Includes 22,548 stock units held by Mr. May under the FleetBoston Director Stock Unit Plan, 3,130 stock units held under the Bank Boston Director Retirement Benefits Exchange Program, and 5,499 stock units held under the Bank Boston Director Stock Award Plan.

(6) Includes 470,724 shares of our common stock held by Mr. Montag in a family trust for which Mr. Montag shares investment power with his wife, who is trustee.

(7) Includes 17,100 shares of our common stock for which Dr. Rose shares investment power with his wife.

(8) Such persons had sole voting and investment power over 8,758,310 shares of our common stock and shared voting or investment power or both over 891,755 shares of our common stock.

(9) Consists of warrants exercisable within 60 days for 700,000,000 shares of our common stock, held indirectly by Warren E. Buffett, 3555 Farnam Street, Omaha, NE 68131 and Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131, including through the following entities, which are deemed to share beneficial ownership of greater than 5% of a class of our voting securities (as determined under SEC rules) as follows: OBH LLC, 3555 Farnam Street, Omaha, NE 68131 (666,960,000 of the warrants); and National Indemnity Company, 3024 Harney Street, Omaha, NE 68131 (621,040,000 of the warrants). According to a Schedule 13G filed with the SEC on September 12, 2011, Mr. Buffett and Berkshire Hathaway Inc. had shared voting and investment power with respect to all 700,000,000 shares. Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G.

(10) Consists of common stock held by Blackrock, Inc., 40 East 52nd Street, New York, NY 10022. According to a Schedule 13G/A filed with the SEC on February 9, 2015, BlackRock, Inc. had sole voting power with respect to 509,702,675 shares, sole investment power with respect to 599,520,176 shares and shared voting power and shared investment power with respect to 172,617 shares.

(11) Consists of common stock held by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. According to a Schedule 13G filed with the SEC on February 10, 2015, The Vanguard Group had sole voting power with respect to 18,102,517 shares, sole investment power with respect to 521,981,446 shares and shared investment power with respect to 17,184,837 shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and anyone holding 10% or more of a registered class of our equity securities (reporting persons) to file reports with the SEC showing their holdings of, and transactions in, these securities. Based solely on a review of copies of such reports, and written representations from each reporting person that no other reports are required, we believe that for 2014 all reporting persons filed the required reports on a timely basis under Section 16(a).

DIRECTOR COMPENSATION

Our director compensation program is designed to appropriately compensate our non-management directors for the time and effort required to serve as a director of a large, complex and highly regulated global company and to align directors' and long-term stockholders' interests.

The primary elements of annual compensation for our non-management directors are:

- cash award of $80,000 ($150,000 for the Lead Independent Director)
- restricted stock award of $160,000 ($300,000 for the Lead Independent Director)
- cash retainer of $40,000 for the chairs of the Audit and Enterprise Risk Committees and $20,000 for the chair of each of the Compensation and Benefits, Corporate Governance and Credit Committees

The annual payments are made after the non-management directors are elected by stockholders. Non-management directors who begin their Board or committee chair service other than at the annual meeting of stockholders receive a pro-rated amount of annual compensation.

The annual restricted stock award is made pursuant to the Bank of America Corporation Directors' Stock Plan. The number of restricted shares awarded is equal to the dollar value of the award divided by the closing price of our common stock on the NYSE on the grant date, rounded down to the next whole share, with cash paid for any fractional share. Dividends are paid on the award when they are paid on shares of our common stock. The annual award is subject to a one-year vesting requirement. If a director retires before the one-year vesting date, a pro-rated amount of the award vests based on the number of days the director served during the vesting period before retirement. Any unvested amount of the award is forfeited.

Non-management directors may elect to defer all or a portion of their annual restricted stock or cash compensation through the Bank of America Corporation Director Deferral Plan. When directors elect to defer their restricted stock award, their "stock account" is credited with a number of whole and fractional "stock units" that are equal in value to the restricted stock award and subject to the one-year vesting requirement applicable to restricted stock awards under the Directors' Stock Plan. Each stock unit is equal in value to a share of our common stock but because it is not an actual share of our common stock it does not have any voting rights. When directors elect to defer their cash award or any committee chair retainers, they may choose to defer into either a stock account or a "cash account." Deferrals into a stock account are credited with dividend equivalents in the form of additional stock units and deferrals into the cash account are credited with interest at a long-term bond rate. Following retirement from our Board, a non-management director may receive the stock account balance (to the extent vested) and cash account balance in a single lump sum cash payment or in five or 10 annual cash installments, depending on the director's prior election.

Stock Ownership and Retention Requirements for Non-management Directors. We have formal stock ownership requirements that apply to our non-management directors. Under these requirements, each non-management director is required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service. All non-management directors are in compliance with these requirements.

Hedging Prohibition. Our Code of Conduct prohibits our directors from hedging and speculative trading of company securities, including short sales and trading in options and derivatives.

During 2014, Mr. Moynihan was our sole management director. As a management director, he received no compensation for his services as a director. The following table shows the compensation our non-management directors earned for their services in 2014:

2014 DIRECTOR COMPENSATION

Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Sharon L. Allen[4]	114,603	160,000	0	274,603
Susan S. Bies	80,000	160,000	169,095	409,095
Jack O. Bovender, Jr.[5]	121,615	243,230	0	364,845
Frank P. Bramble, Sr.[4]	109,206	160,000	0	269,206
Pierre J. P. de Weck	80,000	160,000	5,000	245,000
Arnold W. Donald	80,000	160,000	0	240,000
Charles K. Gifford	100,000	160,000	272,526	532,526
Charles O. Holliday, Jr.[2]	167,000	333,000	0	500,000
Linda P. Hudson	80,000	160,000	0	240,000
Monica C. Lozano	100,000	160,000	0	260,000
Thomas J. May	100,000	160,000	0	260,000
Lionel L. Nowell, III	80,000	160,000	0	240,000
Clayton S. Rose	80,000	160,000	0	240,000
R. David Yost	80,000	160,000	0	240,000

(1)   The amounts in this column represent the annual cash award plus any committee chair cash retainers paid in 2014, including amounts deferred under the Director Deferral Plan. For 2014 cash awards deferred under the Director Deferral Plan, Mr. May was credited 6,756.76 stock units with a grant date fair value of $100,000 and Mr. Yost was credited 5,405.41 stock units with a grant date fair value of $80,000. The grant date fair value is based on the closing price of our common stock on the NYSE on the date of deferral.

(2)   The amounts in this column represent the aggregate grant date fair value of restricted stock awards granted during 2014, whether or not those awards were deferred under the Director Deferral Plan. The grant date fair value is based on the closing price of our common stock on the NYSE on the grant date. As of December 31, 2014, our non-management directors held the number of unvested shares of restricted stock or, if deferred, unvested stock units shown in the table below. For Mr. Holliday, the amount in the Stock Awards column, as well as the number of units shown in the table below, includes 3,715 unvested restricted shares which were subsequently forfeited in February 2015 in connection with the cessation of his service as Chairman of the Board.

Director	Unvested Shares of Restricted Stock or Stock Units (#)	Director	Unvested Shares of Restricted Stock or Stock Units (#)
Sharon L. Allen	10,810	Charles O. Holliday, Jr.	22,500
Susan S. Bies	10,810	Linda P. Hudson	10,810
Jack O. Bovender, Jr.	15,758	Monica C. Lozano	10,810
Frank P. Bramble, Sr.	10,810	Thomas J. May	10,810
Pierre J. P. de Weck	10,810	Lionel L. Nowell, III	10,810
Arnold W. Donald	10,810	Clayton S. Rose	10,810
Charles K. Gifford	10,810	R. David Yost	10,810

(3)   Our directors are eligible to participate in our matching gifts program, under which our charitable foundation matches up to $5,000 in donations made by our employees and active directors to approved charitable organizations. This program is also available to all U.S.-based, benefits eligible employees. The values above reflect that $5,000 was donated to charities on behalf of Mr. Gifford and Mr. de Weck, respectively, under the matching gifts program.

In connection with our company's Board meeting in September 2014, spouses and guests of directors were invited. Pursuant to SEC rules, which do not require disclosure of perquisites for any director that in the aggregate are less than $10,000, the value of the spouse business-related travel expenses, including ground transportation, commercial or third-party vendor aircraft travel (if any), meals and any other incidental meeting-related expenses, is not included in the table above, except in the case of Mr. Gifford.

Ms. Bies serves as chair of the board of directors of Merrill Lynch International (MLI), a United Kingdom subsidiary of Bank of America Corporation. For her services as a non-management director of MLI in 2014, Ms. Bies received annual cash retainers totaling £100,000. These retainers are reported in the table above based on an exchange rate of 0.59 pounds sterling to one dollar, which was the exchange rate in effect on the date that the retainers were earned.

Mr. Gifford receives office space and secretarial support, which for 2014 had an aggregate incremental cost to our company of $267,483; we expect that he will continue to receive such office space and secretarial support in the future.

(4)   In November 2014, the level of annual cash retainer for the chairs of the Audit and Enterprise Risk Committees was increased to $40,000. Previously, the annual cash retainer had been $30,000 for the chair of the Audit Committee and $20,000 for the chair of the Enterprise Risk Committee. The amount in the cash award column for Ms. Allen and Mr. Bramble includes the additional chair retainer prorated for the portion of the year following the approval of that increase.

(5)   In October 2014, the level of annual compensation for the Lead Independent Director was established at the time Mr. Bovender was appointed to this position. Mr. Bovender received additional cash and restricted stock awards at that time to reflect the higher level of annual compensation for the position, prorated for the portion of the year following his appointment.

PROPOSAL 2: APPROVING OUR EXECUTIVE COMPENSATION (AN ADVISORY, NON-BINDING "SAY ON PAY" RESOLUTION)

We are seeking an advisory vote to approve our executive compensation for 2014. At our 2011 annual meeting of stockholders, a majority of stockholders voted to have a say on pay vote each year. As a result, we will conduct an advisory vote on executive compensation annually at least until the next stockholder advisory vote on the frequency of such votes.

Although the say on pay vote is advisory and is not binding on our Board, the Compensation and Benefits Committee will take into consideration the outcome of the vote when making future executive compensation decisions. At the 2014 annual meeting of stockholders, more than 93% of the votes cast favored our say on pay proposal. The Committee considered this result, and, in light of the strong support, maintained a consistent overall approach for 2014.

Our Board believes that our current executive compensation program appropriately links compensation realized by our executive officers to our performance and properly aligns the interests of our executive officers with those of our stockholders. The details of this compensation for 2014, and the reasons that we awarded it, are described in "Compensation Discussion and Analysis," starting below.

Our Board recommends that our stockholders vote in favor of the following resolution:

> *"Resolved, that our stockholders approve, on an advisory basis, the compensation of our company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables, and any related material disclosed in this proxy statement."*

Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "say on pay" resolution) (Proposal 2).

COMPENSATION DISCUSSION AND ANALYSIS

1. EXECUTIVE SUMMARY

a. Executive Compensation Philosophy

Our compensation philosophy ties our executive officers' pay to company, line of business and individual performance over the short and long term. In addition, our executive compensation program provides a mix of salary, incentives and benefits paid over time that we believe aligns executive officer and stockholder interests. The Compensation and Benefits Committee has the primary responsibility for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers listed below. With respect to Mr. Moynihan's compensation, the Compensation and Benefits Committee makes a recommendation that is further reviewed and approved by the independent members of the Board.

Named Executive Officers	
Brian T. Moynihan	Chairman & Chief Executive Officer
Bruce R. Thompson	Chief Financial Officer
David C. Darnell	Vice Chairman, Global Wealth & Investment Management
Gary G. Lynch	Global General Counsel
Thomas K. Montag	Chief Operating Officer

b. 2014 Executive Compensation Highlights

- 2014 design consistent with 2013, which received over **93% stockholder support** at our 2014 annual meeting

- **Mix of fixed and variable pay**; majority of variable pay consisted of equity-based incentives

- **Strong risk management practices**, including clawback features that encourage sustainable performance over time

- Comprehensive Committee review of performance against financial and non-financial goals

- Mr. Moynihan was awarded $13 million of total compensation for 2014, compared to $14 million for 2013

- 50% of Mr. Moynihan's variable pay awarded as performance restricted stock units

c. Stockholder Outreach & Say on Pay Results

We conduct stockholder outreach throughout the year and provide stockholders with an annual opportunity to cast an advisory say on pay vote. We heard strong support for our 2013 compensation program and maintained a consistent overall approach for 2014.

- Over 93% of the votes cast at our 2014 annual meeting of stockholders favored our say on pay proposal, which we believe affirms our stockholders' support of our company's 2013 executive compensation program

- Stockholder feedback and the outcome of say on pay vote results will continue to inform future compensation decisions

Say on Pay Results			
2011	2012	2013	2014
92.9%	92.9%	93.8%	**93.5%**

2. 2014 COMPANY & LINE OF BUSINESS PERFORMANCE

In 2014, we remained focused on streamlining and simplifying our company to serve the financial needs of people, companies and institutional investors. Our core businesses continued to make progress or show stability in a challenging environment. We also resolved the most significant remaining legacy mortgage-related litigation matters that were overshadowing the underlying progress the company has made. For the year, we earned $4.8 billion. This reflects the costs of resolving those legacy issues. Furthermore, we continued to connect all of our capabilities across our businesses by focusing on our operating principles, which serve as guideposts for achieving our goals.

Following are financial highlights and key measures of company and line of business performance that the Compensation and Benefits Committee considered in evaluating the performance of our named executive officers.

Company Performance

- Achieved "Project New BAC" cost savings goal
- Reduced costs by $2 billion per quarter nine months ahead of original plan

- Improved levels of capital and liquidity
- Tier 1 capital increased 7.1% to $169 billion

- Improved/increased client and customer activity
- 4 million business referrals in 2014

- Increased quarterly common stock dividend from $0.01 to $0.05 per share

- Delivered a 15.7% total return to stockholders in 2014



One-Year Total Stockholder Return

BAC	15.7%
Primary Competitor Group average	14.8%
USG-SIFI average	14.4%
S&P 500 Index	13.7%
All G-SIFI average	3.8%

Line of Business Performance

2014 Business Performance								
Business ($ in Millions)	**Total Revenue**[1]		**Provision for Credit Losses**		**Noninterest Expense**		**Net Income (Loss)**	
	2014	2013	**2014**	2013	**2014**	2013	**2014**	2013
Consumer & Business Banking	**29,862**	29,864	**2,633**	3,107	**15,911**	16,260	**7,096**	6,647
Global Wealth & Investment Management	**18,404**	17,790	**14**	56	**13,647**	13,033	**2,974**	2,977
Global Banking	**16,598**	16,479	**336**	1,075	**7,681**	7,551	**5,435**	4,973
Global Markets	**16,119**	15,390	**110**	140	**11,771**	11,996	**2,719**	1,153
Consumer Real Estate Services	**4,848**	7,715	**160**	(156)	**23,226**	15,815	**(13,395)**	(5,031)
Total Corporation[2]	**85,116**	89,801	**2,275**	3,556	**75,117**	69,214	**4,833**	11,431

(1)   Revenue reported on fully taxable-equivalent basis.
(2)   Includes "All Other," which consists of Assets Liability Management activities, equity investments, the international consumer card business, liquidating businesses, residual expense allocations and other items not shown in the table above.

Consumer & Business Banking (CBB)
- Revenue increased 5% for Deposits and decreased 4% for Consumer Lending
- Average deposits increased by 5% and client brokerage assets increased 18%
- Mobile banking customers increased while the number of banking centers and ATMs declined as we continue to optimize our network and lower the cost-to-serve
- 4.5 million new credit cards were issued in 2014; 65% to customers with an existing banking relationship
- U.S. credit and debit card purchase volumes increased 3% and 2%, respectively

Global Wealth & Investment Management (GWIM)
- Maintained industry leading profit margins of more than 25%
- Revenue increased 3% for Merrill Lynch Global Wealth Management and 4% for U.S. Trust
- Client balances increased 6% due to higher market levels and net inflows
- Record long-term assets under management (AUM) flows of $49.8 billion in 2014

Global Banking
- Business Lending revenue remained relatively steady compared to 2013
- Global Transaction Services revenue increased by over 3% driven by growth in deposit balances
- Average loans and leases increased 5%; average deposits increased 10%
- Total Corporation investment banking fees, including self-led deals, remained steady at $6.3 billion

Global Markets
- Net income was relatively stable, excluding the adoption of funding valuation adjustments (FVA) in 2014, charges in 2013 related to the U.K. corporate income tax rate, and net debit valuation adjustments (DVA) in both periods
- Fixed-income, currency and commodities (FICC) sales and trading revenue, excluding net DVA/FVA, decreased by 4% in a challenging trading environment
- Equities sales and trading revenue, excluding net DVA/FVA, decreased by 2% over a strong 2013 period of growth
- Average trading related assets decreased 4% as we continued to optimize our balance sheet

Consumer Real Estate Services (CRES)
- Department of Justice settlement and the settlement with Federal Housing Finance Agency (FHFA) resulted in an $11.4 billion increase in litigation expense
- Excluding litigation, noninterest expense decreased as a result of reducing costs of servicing delinquent loans as well as lower production costs
- The number of 60+ day delinquent first mortgage loans serviced by Legacy Assets and Servicing declined 42% to 189,000 loans
- Core production revenue decreased 54% due to lower origination volumes and industry-wide margin compression

The Committee believes the company and line of business performance highlights discussed above, as well as other company and business results, reflect management's progress in reducing complexity and making our company stronger. Although financial results were decreased by the cost of settling legacy mortgage-related litigation matters, the Committee believes that management has built a stable foundation and platform for growth.

3. EXECUTIVE COMPENSATION PROGRAM FEATURES

a. Executive Pay Components & Variable Pay Mix

Each year the Compensation and Benefits Committee makes pay decisions for each named executive officer. The compensation is delivered as salary, annual cash incentive, cash-settled restricted stock units (CEO only) and restricted stock units. This pay structure, with an emphasis on variable pay, serves a role in motivating our executives to deliver sustained stockholder value and achieve long-term goals. The restricted stock units are divided into two components: time-based and performance-based. Our time-based component vests ratably over three years, and our performance based component is tied to achievement of performance metrics and is only earned if goals are achieved over the defined performance period. Consequently, under this structure, actions taken in the current year that may affect the future performance of the company will impact the amount of pay each named executive will earn in the future.

The following chart provides an overview of the 2014 pay components for our named executive officers:

Performance Year 2014 Pay Components

Base Salary	
• Base salary is based on job scope, experience and market comparable positions; provides fixed income to attract and retain executives and balance risk-taking	• Semi-monthly cash payment made through 2014
Annual Cash Incentive	
• Granted to named executive officers other than the CEO: Cash incentives provide short-term variable pay for the applicable performance year	• Single cash payment made in February 2015
Cash-Settled Restricted Stock Units (CRSUs)	
• Granted only to the CEO: CRSUs track stock price performance over 1-year vesting period	• Vests in twelve equal installments over a 1-year period from March 2015 through February 2016 • Cash-settled
Performance Restricted Stock Units (PRSUs)	
• Vesting requires achieving specific return on assets and growth in adjusted tangible book value goals over 3-year performance period • Track stock price performance • Encourage growth of earnings during the performance period	• If performance goals are achieved, the amount granted for 2014 will be earned and vested at end of the 3-year performance period (2017) • If goals are not achieved, the entire award is forfeited • Cash-settled to the extent earned
Time-based Restricted Stock Units (TRSUs)	
• Track stock price performance over 3-year vesting period • Aligned with sustained longer-term earnings	• Vests in three equal annual installments beginning in February 2016 • Stock-settled

Performance Year 2014 Variable Pay Mix

• A majority of variable pay is delivered as equity-based awards that balance short-term and long-term results
• The charts illustrate the variable pay mix for our CEO and other named executive officers



2014 CEO Variable Pay Mix



2014 Other NEOs Variable Pay Mix

b. Compensation Risk Management Features

The Compensation and Benefits Committee believes that the design and governance of our executive compensation program encourages executive performance consistent with the highest standards of risk management.

i. Pay Practices

Below we highlight the key features of our executive compensation program, including the pay practices we have implemented to drive sustainable results, encourage executive retention and align executive and stockholder interests. We also identify certain pay practices we have not implemented because we believe they do not serve our risk management goals or stockholders' long-term interests.

What **We Do**	What **We Don't Do**
• **Pay for performance** and allocate individual awards based on actual results and how results were achieved	• No severance or change in control agreements for executive officers
• Use **balanced, risk-adjusted performance measures**	• No severance benefits to our executive officers exceeding two times base salary and bonus without stockholder approval (per our policy limiting future severance agreements)
• Review **feedback from independent control functions** in performance evaluations and compensation decisions	
• Provide **appropriate mix of fixed and variable pay** to reward company, line of business and individual performance	• No accrual of additional retirement benefits under any supplemental executive retirement plans (SERPs)
• **Defer a significant portion of variable pay** as equity-based awards	• No excise tax gross-ups upon change in control
• Apply **clawback features** to all executive officer variable pay	• No discounting, reloading or re-pricing stock options without stockholder approval
• Require **stock ownership and retention** of a portion of equity-based awards	• No single-trigger vesting of equity-based awards upon change in control
• **Engage with stockholders** on governance and compensation	• No multi-year guaranteed incentive awards
• **Prohibit hedging and speculative trading of company stock,** including short sales and trading in options and derivatives	• No fixed-duration employment contracts with executive officers

Additionally, refer to the "Compensation Governance and Risk Management" discussion on page 15 for more information about our Compensation Governance Policy and our compensation risk management practices. This section describes our Chief Risk Officer's review and assessment of any risks posed by our incentive compensation programs and our Corporate General Auditor's risk-based review of our incentive plans. We also describe the extent to which our CEO participates in determining executive officer compensation, and the role of Farient Advisors LLC, the Committee's independent compensation consultant.

ii. Multiple Clawback & Cancellation Features

Our equity-based awards are subject to three separate and distinct "clawback" features that can result in the awards being canceled or prior payments being recouped in the event of certain detrimental conduct or financial losses. We believe these features encourage appropriate behavior. **Our named executive officers are subject to all three clawback features.**

	Detrimental Conduct Clawback	Performance-Based Clawback	Incentive Compensation Recoupment Policy
Who	• Applies to approximately 22,000 employees who received equity-based awards as part of their 2014 compensation	• Applies to approximately 4,500 employees who are deemed to be "risk takers" and received equity-based awards as part of their 2014 compensation • "Risk takers" defined according to banking regulations and company policies	• Applies to all of our executive officers • Our policy covers a broader group of executives than required by the Sarbanes-Oxley Act, which covers only the CEO and Chief Financial Officer

When	• An employee engages in certain "detrimental conduct," including:
	
	  ○ illegal activity
	
	  ○ breach of a fiduciary duty
	
	  ○ intentional violation or grossly negligent disregard of BAC's policies, rules and procedures
	
	  ○ trading positions that result in a need for restatement or significant loss, and
	
	  ○ conduct constituting "cause"
		• Our company, a line of business, a business unit or an employee experiences a loss and the employee is found to be accountable based on:
		
		  ○ the magnitude of the loss
		
		  ○ the decisions that may have led to the loss
		
		  ○ the employee's overall performance
			• When fraud or intentional misconduct by an executive officer causes our company to restate its financial statements

What	• All unvested equity awards will be canceled • Any previously vested award may be recouped, depending on the conduct	• All or part of the next vesting tranche of the award may be canceled	• Any incentive compensation may be recouped as determined by the Board or a Board committee • Any action necessary to remedy the misconduct and prevent its recurrence may be taken

Additionally, since 2011, all of our equity-based awards provide that they are subject to the compensation clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and any implementing rules and regulations thereunder that the SEC and NYSE may adopt under that law. We intend to update our policies to reflect any final rules implementing the Dodd-Frank Act clawback requirements when those rules are finalized, released and become effective.

iii. Stock Ownership & Retention Requirements

Our stock ownership and retention requirements align executive officer and stockholder interests by linking the value realized from equity-based awards to sustainable company performance. Beginning with awards granted for 2012, our Corporate Governance Guidelines require:

Minimum Shares of Common Stock Owned		Retention
Chief Executive Officer	500,000 shares	50% of net after-tax shares received from equity-based awards retained until one year after retirement
Other Executive Officers	300,000 shares	50% of net after-tax shares received from equity-based awards retained until retirement

For purposes of the stock ownership requirement:
- New executive officers have up to five years to be in compliance
- Full-value shares or units owned, awarded or shares deemed beneficially owned are included in the calculation; PRSUs are included in the calculation only when earned; stock options are not included

iv. Equity Grant Timing

We generally grant equity-based awards on a pre-established award date that coincides with the date we pay cash incentive awards for the performance year to avoid any coordination of the timing of our grants with the release of material non-public information.

4. COMPENSATION DECISIONS AND RATIONALE

a. Pay Evaluation & Decision Process

Each year, the Compensation and Benefits Committee uses a balanced and disciplined approach to review the performance of our named executive officers and determines their base salaries and may award variable compensation. The approach includes a full year assessment of financial results and the contributions of the executives to overall company and line of business performance, progress for delivering on the five operating principles, and driving a strong risk culture. The Committee considers various factors that collectively indicate successful management of our business, including:

- Year-over-year company, line of business and individual performance, including financial and non-financial measures
- The manner in which results are achieved, adherence to risk and compliance policies, and the quality of earnings
- Accountability in driving a strong risk management culture and other core values of our company
- Our company's year-over-year performance relative to our established risk metrics
- Our performance relative to our primary competitor group

The Committee's evaluation includes a robust review of a performance scorecard aligned to the company's operating principles:

Deliver for Stockholders	Customer Driven	Manage Risk	Operational Excellence	Great Place to Work

For each operating principle, the scorecard includes metrics tailored for each named executive officer based on company, line of business, risk, financial and strategic priorities. The Committee evaluates individual performance without assigning weightings to these priorities.

The Committee also reviews market pay practices, compensation risk management and governance practices. In addition, feedback from our independent control functions (i.e., audit, compliance, finance, human resources, legal and risk) informs the Committee's assessment. For named executive officers other than our CEO, the Committee also considers our CEO's perspective. For 2014, the Committee also considered changes in role and scope of responsibility for some named executive officers.

The Committee's assessment of the factors above informs its compensation decisions. Compensation decisions are generally determined on a year-over-year basis without pre-set target levels of total compensation and without formulaic benchmarking. For the CEO, the Committee's pay recommendation is further reviewed and approved by the independent members of the Board.

b. Individual Performance

Highlights of the Committee's assessment of individual performance are included for each of our named executive officers.

BRIAN T. MOYNIHAN Chairman and Chief Executive Officer	Mr. Moynihan has served as the Chief Executive Officer of Bank of America Corporation since January 2010 and as Chairman of the Board since October 2014.

Performance Highlights:

- Core businesses **progressed or showed stability** year over year in a volatile rate and geopolitical environment
- **Resolved several important litigation matters**, putting the most significant remaining legacy mortgage-related litigation matters behind the company. Litigation expense for 2014 was $16.4B, compared to $6.1B in 2013
- Project New BAC goals of $8B annualized **cost savings achieved ahead of plan**
- Launched enterprise **Simplify and Improve** program to continue momentum in building a leaner, stronger and simpler company
- Continued focus on **optimizing the balance sheet** with record regulatory capital ratios and liquidity
- **Increased capital distribution** to stockholders with first common stock dividend increase since 2007
- **Improved asset quality** with net charge-offs at 0.49% compared to 0.87% in 2013; decrease due to credit quality improvement across all major portfolios
- Continued to **reduce risk profile** and drive a culture of strong risk management across the company, as evidenced by survey results in our inaugural Risk Culture Assessment and enterprise employee engagement survey
- Continued to execute our **customer-driven strategy**, doubling the number of referrals across businesses to more than 4 million
- Continued to drive and increase employee engagement and maintained commitment and focus on **diversity and inclusion** efforts across the company
- Continued investment in and implementation of **enterprise technology roadmap**; further simplified the operating platform while maintaining strong and stable core platform availability

For additional information on company performance, see "2014 Company & Line of Business Performance" on page 27.

BRUCE R. THOMPSON Chief Financial Officer	Mr. Thompson has responsibility for all finance functions as well as Corporate Treasury, Investor Relations and Corporate Investments.

Performance Highlights:

- Continued progress building capital in excess of regulatory minimums; exceeded year-end target levels for U.S. supplementary leverage ratios, liquidity levels and time-to-required funding
- Drove balance sheet and liquidity improvements that enabled the increase of our quarterly common stock dividend
- Instilled greater confidence with investors and analysts through his role as primary spokesman for our company in quarterly earnings calls
- Led multiple enterprise and Chief Financial Officer strategic initiatives, including completion of streamlining the legal entity structure
- Increased leadership focus on bench-strength through targeted external hiring and internal movement

DAVID C. DARNELL

Vice Chairman, Global Wealth & Investment Management

Mr. Darnell is responsible for the bank's Global Wealth and Investment Management (GWIM) division, which includes Merrill Lynch Wealth Management and U.S. Trust. Mr. Darnell also works across the company to execute our customer strategy and develop relationships with key clients throughout the U.S.

Performance Highlights:
- In addition to GWIM responsibilities, served as the Co-Chief Operating Officer with responsibility for Consumer and Business Banking businesses until September 2014
- In GWIM, financial advisors delivered more banking products to investing clients, which resulted in record levels of loans and deposits
- Improved customer satisfaction scores in Retail and Preferred Consumer Banking
- Strategically increased the specialist sales force; offset the decrease in mortgage loan officers by increasing the number of new financial solution advisers and small business bankers
- In Business Banking, achieved core credit and treasury product revenue growth, while holding loans-to-deposits ratio stable

For additional details on Consumer and Business Banking and GWIM performance, see "2014 Company & Line of Business Performance" on page 27.

GARY G. LYNCH

Global General Counsel

Mr. Lynch is responsible for our legal functions globally.

Performance Highlights:
- In addition to General Counsel responsibilities, served as head of Compliance and Regulatory Relations for all of 2014
- Leadership role in resolution of disputes and litigation, including the U.S. Department of Justice settlement and the Federal Housing Finance Agency settlement in 2014
- Maintained relationships with regulators and law enforcement authorities around the world
- Led efforts in strengthening of compliance risk management policies and improved risk transparency in reporting
- Key advisor to the lines of business in regulatory reform efforts and in resolving and remediating issues

THOMAS K. MONTAG

Chief Operating Officer

Mr. Montag is responsible for all of the businesses that serve companies and institutional investors in over 150 countries, including relationships with 99% of the U.S. Fortune 500 companies and nearly 96% of the Fortune Global 500. Mr. Montag also manages our global research and global markets sales and trading businesses.

Performance Highlights:
- In addition to Global Banking and Global Markets, assumed responsibility for Business Banking and became our Chief Operating Officer in September 2014
- Oversaw businesses serving as a primary dealer in 17 countries with access to 100+ exchanges, trading more than 145 currency pairs
- Recognized industry-wide for performance in his business
  - Named "Top Global Research Firm" by Institutional Investor for the 4th straight year
  - Named both Best Global Investment Bank and Best Global Transaction Services House by Euromoney
  - #3 in reported Investment Banking revenues by Dealogic
- Risk measures improved as compared to 2013 levels; continued to reduce risk on legacy, non-core markets and loan positions
- Successfully instituted new routines and training programs to improve operational performance

For additional details on Global Banking and Global Markets performance see "2014 Company & Line of Business Performance" on Page 27.

c. 2014 Compensation Decisions

For 2014, the Compensation and Benefits Committee continued to emphasize equity-based awards and did not change our named executive officers' base salaries. The Committee determined 2014 variable compensation in February 2015 after completing its review of annual performance as described in "Pay Evaluation & Decision Process" on page 32. The following table summarizes performance year 2014 compensation:

Name	Base Salary ($)	Annual Cash Incentive ($)	Cash-Settled Restricted Stock Units ($)	Performance Restricted Stock Units ($)	Time-Based Restricted Stock Units ($)	Total ($)
Brian T. Moynihan	1,500,000	—	3,450,000	5,750,000	2,300,000	13,000,000
Bruce R. Thompson	850,000	3,960,000	—	2,970,000	2,970,000	10,750,000
David C. Darnell	1,000,000	3,100,000	—	2,325,000	2,325,000	8,750,000
Gary G. Lynch	850,000	2,920,000	—	2,190,000	2,190,000	8,150,000
Thomas K. Montag	1,000,000	5,200,000	—	3,900,000	3,900,000	14,000,000

Note: Some of the 2014 compensation above differs from the Summary Compensation Table on page 38. SEC rules require that the Summary Compensation Table include equity compensation in the year granted, while the Committee awards equity compensation after the performance year. Therefore, equity-based incentives granted in 2014 for the 2013 performance year are shown in the Summary Compensation Table as 2014 compensation. The equity-based incentives above will be included in the Summary Compensation Table in next year's proxy statement, assuming our named executive officers remain the same. The Summary Compensation Table also includes other elements of compensation not shown in the table above.

For a description of the pay components above, see "Executive Pay Components & Variable Pay Mix" on page 29.

d. Goals for Performance Restricted Stock Units

The PRSUs granted in February 2015 (based on 2014 performance) generally are not earned until the conclusion of a three-year performance period from 2015 to 2017. They are earned only if we meet certain return on assets (ROA) and adjusted tangible book value (TBV) growth goals. These metrics encourage focus on the efficient creation of net income for the long-term benefit of our stockholders.

The performance year 2014 PRSU goals are outlined in the chart below:

Three-year Average ROA[1] (50% Weighting)		Three-year Average Growth in Adjusted TBV[2] (50% Weighting)	
Goal	% Earned	Goal	% Earned
Less than 50bps	0%	Less than 5.25%	0%
50bps	33⅓%	5.25%	33⅓%
65bps	66⅔%	7.00%	66⅔%
80bps	100%	8.50%	100%
100bps	125%	11.50%	125%

[1] **Three-year Average ROA** means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" means our return on average assets as reported in our Form 10-K, determined in accordance with generally accepted accounting principles (GAAP) in effect as of January 1, 2015.

[2] **Three-year Average Growth in Adjusted TBV** means the average for the three-year performance period of the year-over-year percentage change in "adjusted tangible book value" measured as of December 31 each year. For this purpose, "adjusted tangible book value" will equal our total common stockholders' equity, less the impact of any capital actions approved by the Federal Reserve Board and our company's Board and taken by our company during the performance period, and less the sum of the carrying value of (a) goodwill and (b) intangible assets excluding mortgage servicing rights, adjusted for (c) deferred tax liabilities directly related to (a) and (b). These amounts are to be measured using the ending balance as of December 31 each year and determined based on GAAP in effect as of January 1, 2015.

PRSUs are forfeited if results are below the minimum goals. Any portion of the PRSUs achieved above 33⅓% will be interpolated on a straight-line basis between the two nearest goals. For any portion of the PRSU goals achieved up to 100%, payment will be at the end of the performance period. For any portion of the PRSU goals achieved above 100%, up to a maximum of 125%, payment will be deferred an additional two years.

5. OTHER COMPENSATION TOPICS

a. Performance Results for Outstanding PRSU Awards

Our named executive officers had four outstanding Performance Restricted Stock Unit (PRSU) awards granted in February of each year from 2011 through 2014. Mr. Lynch received PRSU awards only for the 2013 and 2014 grants.

- The 2011 and 2012 PRSUs are earned based on return on assets, measured each quarter based on a rolling four-quarter performance period

- The 2013 and 2014 PRSUs are earned based on return on assets and adjusted tangible book value growth
  - Results for 2013 and 2014 were below target and will factor into the 3-year average
  - No amounts can be earned until the end of the three-year performance period

The key features of these outstanding PRSU awards by performance year (PY) are shown below:

PRSU Award	Performance Period	Performance Measure	% Earned in 2014	Total % Earned
2011 Grant (For PY2010)	Rolling four-quarters 2011 through 2015	Return on Assets	0%	40% (35% in 2012 & 5% in 2013)
2012 Grant (For PY2011)	Rolling four-quarters 2012 through 2016		0%	40% (40% in 2013)
2013 Grant (For PY2012)	2013 through 2015	50% 3-year average Return on Assets	Not Applicable – award cannot be earned until the conclusion of the 3-year performance period	
2014 Grant (For PY2013)	2014 through 2016	50% 3-year average Growth in Adjusted Tangible Book Value		

b. Competitor Groups

The Compensation and Benefits Committee periodically reviews compensation practices of three competitor groups:
- Our primary competitor group includes five leading U.S financial institutions—we compete directly with them for customers, employees and investors, and they follow similar economic cycles to our own
- Leading international financial institutions for perspectives on the global financial services industry
- Leading U.S. headquartered companies of similar size and global scope for perspective across industries

The Committee uses the following 2014 competitor groups periodically to evaluate market trends in executive compensation and relative performance, but without any formulaic benchmarking.

Primary Competitor Group: Leading U.S. Financial Institutions	Leading International Financial Institutions	Leading Group of Global Companies Headquartered in the U.S. Spanning all Industries	
Citigroup	Banco Santander	Abbott Laboratories	IBM
Goldman Sachs	Barclays	AT&T	Intel
JPMorgan Chase	BNP Paribas	Chevron	Johnson & Johnson
Morgan Stanley	Credit Suisse	Cisco	PepsiCo
Wells Fargo	Deutsche Bank	Coca-Cola	Pfizer
	HSBC	ConocoPhillips	Philip Morris International
	Royal Bank of Scotland	Exxon Mobil	Procter & Gamble
	UBS	General Electric	Verizon
		Hewlett-Packard	Wal-Mart

c. Retirement Benefits

We provide our named executive officers the opportunity to save for their retirement via employee and employer contributions to qualified and nonqualified defined contribution plans on the same terms as other U.S.-based salaried employees. These plans help us attract and retain key personnel by providing a means to save for retirement.

Certain named executive officers also participate in various frozen qualified and nonqualified defined benefit pension plans. For more information about these plans, see "Pension Benefits Table" and "Nonqualified Deferred Compensation Table" on pages 45 and 47, respectively.

d. Welfare Benefits & Perquisites

Our named executive officers receive health and welfare benefits, such as medical, life and long-term disability coverage, under plans generally available to all other U.S.-based salaried employees. Because we have internal expertise on financial advisory matters, we make those services available at no cost to our named executive officers for their personal needs. We also may provide certain named executive officers with secured parking. In limited circumstances, we allow spouses to accompany executives traveling for a business-related purpose and pay for other incidental expenses. Our policy provides for the use of corporate aircraft by senior management for approved emergency travel. Our CEO is also allowed limited personal use of our aircraft, provided that he reimburses the company for certain costs, pursuant to his aircraft time-sharing agreement.

e. Tax Deductibility of Compensation

Under the Internal Revenue Code, a public company is limited to a $1 million deduction for compensation paid to its CEO or any of its three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed at year-end. This limitation does not apply to compensation that meets the tax code requirements for qualifying performance-based compensation (compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2014, payments of annual cash incentive awards and equity-based incentive awards under the Executive Incentive Compensation plan, and certain PRSUs under the Stock Plan, may satisfy the requirements for deductible compensation, but the Committee retains the discretion to make awards and pay our executives amounts that do not qualify as deductible compensation.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately precedes this report. Based on this review and discussion, the Compensation and Benefits Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2014.

Submitted by the
Compensation and Benefits Committee of the Board:

Monica C. Lozano, Chair
Pierre J. P. de Weck
Arnold W. Donald
Linda P. Hudson
R. David Yost

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table shows compensation paid, accrued or awarded with respect to our named executive officers during the years indicated:

2014 Summary Compensation Table[1]

Name and Principal Position[2]	Year	Salary ($)[3]	Bonus ($)[3][4]	Stock Awards ($)[5]	Non Equity Incentive Plan Compensation ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Brian T. Moynihan Chairman and Chief Executive Officer	2014	1,500,000	0	12,545,091	0	764,849	532,459	15,342,399
	2013	1,454,167	0	11,142,643	0	44,796	497,751	13,139,357
	2012	950,000	0	5,920,635	0	930,152	520,513	8,321,300
Bruce R. Thompson Chief Financial Officer	2014	850,000	3,960,000	6,714,134	0	18,997	56,914	11,600,045
	2013	850,000	4,460,000	6,141,050	0	19,599	52,497	11,523,146
	2012	850,000	4,060,000	6,165,292	268,024	32,590	47,920	11,423,826
David C. Darnell Vice Chairman, Global Wealth & Investment Management	2014	1,000,000	3,100,000	5,419,484	0	408,690	56,164	9,984,338
	2013	987,500	3,600,000	5,233,508	0	538,883	53,384	10,413,275
	2012	850,000	3,460,000	4,208,054	0	363,433	42,937	8,924,424
Gary G. Lynch Global General Counsel	2014	850,000	2,920,000	4,907,662	502,814	0	51,974	9,232,450
	2013	850,000	3,260,000	3,720,952	1,346,840	0	48,366	9,226,158
	2012	850,000	2,460,000	3,611,095	1,750,854	0	34,656	8,706,605
Thomas K. Montag Chief Operating Officer	2014	1,000,000	5,200,000	8,731,394	0	0	17,500	14,948,894
	2013	987,500	5,800,000	8,258,655	0	0	20,146	15,066,301
	2012	850,000	5,460,000	8,122,522	0	0	10,148	14,442,670

(1) SEC rules require the Summary Compensation Table to include in each year's amount the aggregate grant date fair value of stock awards granted during the year. Typically, we grant stock awards early in the year as part of total year-end compensation awarded for prior year performance. As a result, the amounts for stock awards generally appear in the Summary Compensation Table for the year after the performance year upon which they were based, and therefore the Summary Compensation Table does not fully reflect the Compensation and Benefits Committee's view of its pay-for-performance executive compensation program for a particular performance year. For example, amounts shown as 2014 compensation in the "Stock Awards" column reflect stock awards granted in February 2014 for 2013 performance. See "Compensation Discussion and Analysis" on page 25 for a discussion about how the Committee viewed its 2014 compensation decisions for the named executive officers.

(2) For all of 2014, Mr. Lynch served as the Global General Counsel and Head of Compliance and Regulatory Relations. In February 2015, Mr. Lynch became Global General Counsel. All other listed named executive officer positions are those held as of December 31, 2014. Mr. Darnell and Mr. Montag served as Co-Chief Operating Officers until September 2014, at which time they were appointed to their listed positions.

(3) Includes any amounts deferred under our qualified and nonqualified 401(k) plans. See "Nonqualified Deferred Compensation Table" on page 47.

(4) Amounts reflect annual cash incentive awards received by the named executive officers for performance in the applicable year.

(5) Amounts shown are the aggregate grant date fair value of CRSUs, PRSUs and TRSUs granted in the year indicated. Grants of stock-based awards (including RSUs and PRSUs but not CRSUs) include the right to receive cash dividends only if and when the underlying award becomes vested. The grant date fair value is based on the closing price of our common stock on the applicable grant date. For the PRSUs granted in 2014, the actual number of PRSUs earned (0% up to the maximum level of 125%) will depend on our company's future achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2016. Values in the Stock Award column assume that 100% of the PRSUs granted would vest as the probable outcome for purposes of determining the grant date fair value. See "Grants of Plan-Based Awards Table" on page 41 for a description of the CRSUs, PRSUs and TRSUs granted in 2014. The following table shows the grant date fair value of the PRSUs included in the Stock Award column at the level assumed as the probable outcome (100%, or the target level). The value of the PRSUs assuming that the highest level of performance conditions will be achieved is 125% of the values shown below:

Name	Target PRSUs ($)
Brian T. Moynihan	6,272,537
Bruce R. Thompson	3,357,067
David C. Darnell	2,709,742
Gary G. Lynch	2,453,831
Thomas K. Montag	4,365,697

(6) For Mr. Thompson, the amounts for 2012 include the portion of a 2009 long-term cash award that was paid upon vesting. For Mr. Lynch, the amounts for 2012, 2013 and 2014 include the portion of a long-term cash award that was paid upon vesting. This long-term cash award was granted to Mr. Lynch under the terms of his offer letter dated April 14, 2011, as part of a buy-out of the equity and other incentive awards from his prior employer that he forfeited in order to take an important leadership role in our company.

(7) The following table shows the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation for the named executive officers:

Name	Change in Pension Value ($)	Above-Market Earnings on Nonqualified Deferred Compensation ($)
Brian T. Moynihan	714,678	50,171
Bruce R. Thompson	18,997	—
David C. Darnell	408,690	—
Gary G. Lynch	—	—
Thomas K. Montag	—	—

The "Change in Pension Value" equals the change in the actuarial present value of all pension benefits from December 31, 2013 to December 31, 2014. For this purpose, in accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension Benefits Table" on page 45.

Effective June 30, 2012, Bank of America froze pension plan accruals under all of its U.S. pension plans for all employees. As a result, the named executive officers are not accruing any additional pension benefits with respect to any compensation or service after June 30, 2012.

For Mr. Moynihan and Mr. Darnell, the amounts reported above under "Change in Pension Value" result primarily because each has frozen annuity benefits under legacy SERPs. The monthly annuity benefit amount for each has not changed since the SERPs were frozen. However, the present value of their benefits increases each year because each is a year closer to retirement age. In addition, the present value of Mr. Moynihan's benefit increased because the interest rate we use to value pension benefits in our financial statements decreased.

The above-market earnings on nonqualified deferred compensation result from Mr. Moynihan's participation in a legacy FleetBoston deferred compensation plan that includes a 12% annual interest crediting rate for certain prior year deferrals. See "Nonqualified Deferred Compensation Table" on page 47.

(8)   The following table shows all amounts included in the "All Other Compensation" column for each named executive officer in 2014:

2014 All Other Compensation Table

Name	Benefit, Tax and Financial Advisory Services ($)	Use of Corporate Aircraft ($)	Matching & Other Employer Contributions to Qualified Plans ($)	Secured Parking, Entertainment & Spousal / Guest Travel for Business Related Purpose ($)	Total ($)
Brian T. Moynihan	33,812	478,545	20,000	102	532,459
Bruce R. Thompson	33,812	—	20,000	3,102	56,914
David C. Darnell	33,812	—	20,000	2,352	56,164
Gary G. Lynch	33,812	—	17,500	662	51,974
Thomas K. Montag	—	—	17,500	—	17,500

For certain amounts reported in the table, the incremental cost to us in providing the benefits differs from the out-of-pocket cost and is determined as follows:

Benefit	Determination of Incremental Cost
Benefit, Tax & Financial Advisory Services	Determined using a method that takes into account our actual direct expenses (such as rent, compensation and benefits and travel) paid with respect to our employees who provide benefit, tax and financial advisory services to our executive officers and other eligible executives.
Use of Corporate Aircraft	For corporate-owned or leased aircraft, determined using a method that takes into account all variable costs such as landing fees, aircraft fuel expense and plane repositioning costs. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries and the acquisition costs of corporate-owned or leased aircraft. For aircraft provided by a third-party vendor, determined using a method that takes into account the contracted per-hour costs, fuel charges, segment fees and taxes, as well as a proportional share of the monthly management fee and insurance costs. Aggregate incremental cost, if any, of travel by the executive officer's spouse or guest when accompanying the executive officer for business-related purposes also is included.
Secured Parking	Determined based upon the monthly rental that we would charge to third parties for comparable parking in the same corporate-owned parking structure.

All use of our corporate aircraft by our named executive officers in 2014 was consistent with our policy. The amount shown for Mr. Moynihan for use of corporate aircraft reflects the aggregate incremental cost to our company for elements of business and/or business development related flights. While we generally do not consider such amounts as compensation to Mr. Moynihan, SEC rules require that we include in the Summary Compensation Table the value of certain flights or portions of certain flights as a perquisite. Under his aircraft time-sharing agreement, during 2014 Mr. Moynihan reimbursed our company for the incremental cost of certain other flights on our corporate aircraft.

Spouses and guests of named executive officers were invited to our company's Board meeting in September 2014. The table includes any incremental cost to us of any spouse or guest business-related travel expenses and any other incidental meeting-related expenses of our named executive officers.

The table does not include any amounts for personal benefits provided to our named executive officers for which we believe there is no aggregate incremental cost to us, including use of corporate-owned or leased apartments and vehicles, and travel by spouses or guests on corporate or third-party vendor aircraft and the use of ground transportation and shared lodging when accompanying an executive for a business-related purpose.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows additional information regarding CRSUs, PRSUs and TRSUs granted to our named executive officers in February 2014 that were awarded for 2013 performance. "Compensation Discussion and Analysis" includes information about equity-based awards granted to our named executive officers in February 2015 for performance during 2014.

Grants of Plan-Based Awards in 2014

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
				Threshold (#)	Target (#)	Maximum (#)		
Brian T. Moynihan	CRSU	2/14/2014	2/11/2014	—	—	—	225,361	3,763,529
	PRSU	2/14/2014	2/11/2014	125,200	375,601	469,501	—	6,272,537
	TRSU	2/14/2014	2/11/2014	—	—	—	150,241	2,509,025
Bruce R. Thompson	PRSU	2/14/2014	2/10/2014	67,007	201,022	251,277	—	3,357,067
	TRSU	2/14/2014	2/10/2014	—	—	—	201,022	3,357,067
David C. Darnell	PRSU	2/14/2014	2/10/2014	54,086	162,260	202,825	—	2,709,742
	TRSU	2/14/2014	2/10/2014	—	—	—	162,260	2,709,742
Gary G. Lynch	PRSU	2/14/2014	2/10/2014	48,978	146,936	183,670	—	2,453,831
	TRSU	2/14/2014	2/10/2014	—	—	—	146,936	2,453,831
Thomas K. Montag	PRSU	2/14/2014	2/10/2014	87,139	261,419	326,773	—	4,365,697
	TRSU	2/14/2014	2/10/2014	—	—	—	261,419	4,365,697

(1) The number of CRSUs, PRSUs and TRSUs granted in 2014 was calculated by dividing the original award value determined by the Compensation and Benefits Committee by the average closing price of our common stock for the 10-day period ending on, and including, the grant date. Because the grant date fair value is based on the closing price of our common stock on the grant date, the dollar amount of the grant date fair value will differ slightly from the original award value determined by the Compensation and Benefits Committee. For additional information about the applicable assumptions for determining the grant date fair value of restricted stock awards, see footnote 5 to the Summary Compensation Table.

EIC Plan Awards. The Executive Incentive Compensation ("EIC") Plan allows us to provide annual incentive compensation to our named executive officers that may be deductible by our company without regard to the $1 million deduction limit under Section 162(m) of the Code. Under the EIC plan, our stockholders have authorized an annual award of up to 0.20% of our net income for Committee-selected participants, who, for 2014, included each named executive officer. The Committee can award any amount up to the maximum in any combination of cash, restricted stock, or restricted stock units. The cash awards under the "Bonus" column for 2014 in the Summary Compensation Table were made under the EIC plan, based on 2014 net income results. All CRSU, PRSU, and TRSU awards to the named executive officers for performance year 2013 included under the "Stock Award" column for 2014 in the Summary Compensation Table were also granted under the EIC plan, based on 2013 net income results.

Equity-based Awards Granted in 2014 for Performance in 2013. The following describes the material terms of the CRSUs, PRSUs and TRSUs granted to our named executive officers in February 2014 for their performance in 2013:

Clawbacks and Covenants Applicable to All Equity-based Awards

- Each equity-based award may be forfeited for detrimental conduct or the violation of covenants related to compliance with anti-hedging/derivative transactions policies, and forfeited or recouped for detrimental conduct
- Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies and (iii) under any policies we may adopt to implement final, released and effective rules implementing Section 954 of the Dodd-Frank Act

CRSUs to Mr. Moynihan

- This CRSU award granted in February 2014 vests and pays monthly in cash over 12 months from March 2014 through February 2015, based on the closing price of our common stock as of the 14th day of each month
- Any unpaid portion of the award is vested in full and immediately paid in case of termination of employment due to death or disability, and is forfeited for any other termination of employment during the vesting period

PRSUs to All of the Named Executive Officers

- The PRSUs granted in February 2014 are earned based on return on assets (ROA) and growth in adjusted tangible book value (TBV) goals over a three-year performance period from January 1, 2014 through December 31, 2016. To the extent earned, awards will be settled in cash. The following highlights the performance metrics of these PRSU awards

- "Three-year Average ROA" means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" means Bank of America's return on average assets as reported in our Form 10-K for the applicable year, determined in accordance with generally accepted accounting principles in effect as of January 1, 2014

- "Three-year Average Growth in Adjusted TBV" means the average for the three-year performance period of the year-over-year percentage change in "adjusted tangible book value" measured as of December 31 each year. For this purpose, "adjusted tangible book value" will equal our total common stockholders' equity less the impact of any capital actions approved by the Federal Reserve Board and our company's Board and taken by our company during 2014, 2015 and 2016, and less the sum of the carrying value of (a) goodwill and (b) intangible assets excluding mortgage servicing rights, adjusted for (c) deferred tax liabilities directly related to (a) and (b). These amounts are to be measured using the ending balance as of December 31 each year and determined based on generally accepted accounting principles in effect as of January 1, 2014

- The awards are equally weighted with 50% based on ROA goals and 50% based on adjusted TBV growth goals. The portion of the PRSUs earned for the performance period depends on the level of our average ROA and adjusted TBV growth. No PRSUs will be earned if results are below the minimum goals. Results above the 33⅓% goal will be interpolated on a straight-line basis between the two nearest goals

Three-year Average ROA (50% Weighting)		Three-year Average Growth in Adjusted TBV (50% Weighting)	
Goal	% Earned	Goal	% Earned
Less than 50bps	0%	Less than 5.25%	0%
50bps (threshold)	33⅓%	5.25% (threshold)	33⅓%
65bps	66⅔%	7.00%	66⅔%
80bps (target)	100%	8.50% (target)	100%
100bps (maximum)	125%	11.50% (maximum)	125%

- Any PRSUs earned for the performance period up to the 100% goal will be settled on March 1, 2017, in cash based on the closing price of our common stock on the settlement date. Any portion of the PRSUs earned above the 100% goal will be settled in cash on March 1, 2019

- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable

- To encourage sustainable, long-term performance, PRSUs are subject to a performance-based clawback. Under the performance-based clawback, payment on a settlement date is specifically conditioned on our company or the applicable lines of business remaining profitable over the performance period. If a loss is determined to have occurred, the Compensation and Benefits Committee, together with key control functions, will review losses and the executive officer's accountability. The Committee will then make a final determination to either take no action or to cancel all or a portion of the part of the executive officer's award otherwise payable as of the applicable settlement date. All such determinations will be final and binding

- The following chart shows how the PRSUs are treated if a named executive officer terminates employment

Reason for Termination	Impact on Vesting and Payment Date
Death	Full vesting at the maximum level; immediate payment
Disability	Continue to earn and pay per schedule, subject to return on assets and adjusted TBV performance, covenants[1] and performance-based clawback
Involuntary for cause[2]	Canceled
Involuntary without cause or voluntary	Canceled, unless eligible for Qualifying Termination
Qualifying Termination[3]	Continue to earn and pay per schedule, provided the executive officer does not subsequently work for a competitive business and annually provides a written certification of compliance and subject to return on assets and adjusted TBV performance, covenants[1] and performance-based clawback

(1) Covenants for vesting purposes are non-solicitation, detrimental conduct and compliance with anti-hedging/derivative transactions policies. Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies and (iii) any policies we may adopt to implement final, released and effective rules implementing Section 954 of the Dodd-Frank Act.

(2) For purposes of these awards, "cause" is generally defined as a termination of an employee's employment if it occurs in conjunction with a determination that the employee has (i) committed an act of fraud or dishonesty in the course of his employment; (ii) been convicted of (or pleaded no contest with respect to) a crime constituting a felony; (iii) failure to perform job function(s), which Bank of America views as being material to their position and the overall business of Bank of America Corporation and its subsidiaries under circumstances where such failure is detrimental to Bank of America Corporation or any subsidiary; (iv) materially breached any written policy applicable to employees of Bank of America Corporation and its subsidiaries including, but not limited to, the Bank of America Corporation Code of Conduct and General Policy on Insider Trading; or (v) made an unauthorized disclosure of any confidential or proprietary information of Bank of America Corporation or its subsidiaries or has committed any other material violation of Bank of America's written policy regarding Confidential and Proprietary Information.

(3) A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability or "cause") after the executive has met certain specified age and/or service requirements. For most of the named executives officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Lynch and Mr. Montag have special eligibility standards set forth in their applicable offer letters. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination.

TRSUs to all of the Named Executive Officers

- The TRSUs granted in February 2014 vest ratably over three years and are payable, net of applicable taxes, in shares of our common stock
- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable
- Treatment upon termination of employment is substantially the same as for the PRSUs noted above
- The TRSUs are subject to substantially the same performance-based clawback as the PRSUs noted above in case of losses during the vesting period

YEAR-END EQUITY VALUES AND EQUITY EXERCISED OR VESTED TABLE

The following table shows certain information about unexercised options and unvested restricted stock awards at December 31, 2014:

Outstanding Equity Awards as of December 31, 2014

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares/ Units of Stock That Have Not Vested (#)	Market Value of Shares/ Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares/Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares/Units of Stock That Have Not Vested ($) [1]
Brian T. Moynihan	200,000	—	46.68	2/1/2015	—	—	165,524[2]	2,961,224
	180,000	—	44.36	2/15/2016	213,082[3]	3,812,037	142,055[4]	2,541,364
	200,000	—	53.85	2/15/2017	123,499[5]	2,209,397	154,373[6]	2,761,733
	166,667	—	42.70	2/15/2018	150,241[7]	2,687,811	125,200[8]	2,239,828
	—	—	—	—	37,561[9]	671,966	—	—
Bruce R. Thompson	15,557	—	46.68	2/1/2015	—	—	133,517[2]	2,388,619
	21,000	—	44.36	2/15/2016	276,226[3]	4,941,683	184,152[4]	3,294,479
	24,500	—	53.85	2/15/2017	170,160[5]	3,044,162	85,079[6]	1,522,063
	81,900	—	42.70	2/15/2018	201,022[7]	3,596,284	67,007[8]	1,198,755
David C. Darnell	105,000	—	46.68	2/1/2015	—	—	96,937[2]	1,734,203
	105,000	—	44.36	2/15/2016	216,352[3]	3,870,537	144,236[4]	2,580,382
	105,000	—	53.85	2/15/2017	145,013[5]	2,594,283	72,506[6]	1,297,132
	78,750	—	42.70	2/15/2018	162,260[7]	2,902,831	54,086[8]	967,599
Gary G. Lynch	—	—	—	—	464,151[10]	8,303,661	—	—
	—	—	—	—	103,102[5]	1,844,495	51,551[6]	922,247
	—	—	—	—	146,936[7]	2,628,685	48,978[8]	876,216
Thomas K. Montag	2,102,216	—	30.71	8/4/2018	—	—	261,545[2]	4,679,040
	—	—	—	—	367,295[3]	6,570,908	244,865[4]	4,380,635
	—	—	—	—	152,557[5]	2,729,245	152,557[6]	2,729,245
	—	—	—	—	261,419[7]	4,676,786	87,139[8]	1,558,917

(1) Value is based on the closing market value of our common stock on December 31, 2014, which was $17.89 per share.

(2) *2011 PRSUs (Performance Not Yet Achieved)*. Vesting is based on the attainment of pre-established performance goals over multiple performance periods, with the last performance period ending December 31, 2015. The number of PRSUs shown in the table above is based on achievement of target performance. See the description of the 2011 PRSUs and vesting terms in "Compensation Discussion and Analysis" beginning on page 25.

(3) *2012 PRSUs (Performance Achieved)*. Represents restricted stock units issued upon satisfaction of performance above threshold and that were outstanding as of December 31, 2014. These restricted stock units were vested and paid on March 1, 2015. See the description of our company's performance and satisfaction of the performance measure for the 2012 PRSUs in "Compensation Discussion and Analysis" beginning on page 25 and footnote 4 below.

(4) *2012 PRSUs (Performance Not Yet Achieved)*. Vesting is based on the attainment of pre-established performance goals over multiple performance periods, with the last performance period ending December 31, 2016. The number of PRSUs shown in the table above is based on achievement of target performance. See the description of the 2012 PRSUs and vesting terms in "Compensation Discussion and Analysis" beginning on page 25.

(5) *2013 TRSUs*. Half of the award vested and was paid on February 15, 2015 and half is scheduled to vest and be paid on February 15, 2016.

(6) *2013 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2015. The number of PRSUs shown in the table above is based on achievement of threshold performance. See the description of the 2013 PRSUs and vesting terms in "Compensation Discussion and Analysis" on page 25.

(7) *2014 TRSUs*. One-third of the award vested and was paid on February 14, 2015, one-third is scheduled to vest and be paid on February 14, 2016 and one-third is scheduled to vest and be paid on February 14, 2017.

(8) *2014 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2016. The number of PRSUs shown in the table above is based on achievement of threshold performance. See the description of the 2014 PRSUs and vesting terms following "Grants of Plan-Based Awards Table" on page 41.

(9) *2014 CRSUs*. These were vested and paid on January 14 and February 14, 2015.

(10) *2012 RSUs*. These were vested and paid on February 15, 2015.

The following table shows information regarding the value of restricted stock vested during 2014:

Stock Vested in 2014

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Brian T. Moynihan	457,247	7,516,658
Bruce R. Thompson	215,257	3,572,662
David C. Darnell	167,019	2,773,150
Gary G. Lynch	130,626	2,185,408
Thomas K. Montag	331,285	5,489,108

(1)   In addition to shares acquired on vesting, this column includes the following number of CRSUs and the portion of 2011 PRSUs which were settled and paid in cash during 2014: Mr. Moynihan, 246,527; Mr. Thompson, 10,014; Mr. Darnell, 7,270; Mr. Montag, 19,616.

(2)   Value represents the number of shares or units that vested multiplied by the closing market value of our common stock on the applicable vesting date.

PENSION BENEFITS TABLE

The following table provides information regarding the retirement benefits our named executive officers may receive under our defined benefit pension plans in which they participate, all of which have been frozen (meaning that benefits are no longer accrued for compensation or service after the plan freeze date).

Pension Benefits in 2014

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Brian T. Moynihan	Fleet Legacy Pension Plan[2]	19.25	374,250	0
	Fleet Retirement Income Assurance Plan	19.25	244,372	0
	Fleet SERP	12.75[3]	7,655,898	0
Bruce R. Thompson	Bank of America Legacy Pension Plan[2]	15.92	209,838	0
	Pension Restoration Plan	15.92	707,602	0
David C. Darnell	Bank of America Legacy Pension Plan[2]	33.00	504,292	0
	Pension Restoration Plan	33.00	1,014,859	0
	Bank of America SERP	15.00[3]	5,283,967	0
Gary G. Lynch[4]	N/A	—	—	—
Thomas K. Montag[4]	N/A	—	—	—

(1)   The value of plan benefits reflects the actuarial present value of each named executive officer's accumulated benefits under the pension plans in which the named executive officer participates. The present value was determined using the same assumptions applicable for valuing pension benefits in our financial statements. See Note—Employee Benefit Plans to the Consolidated Financial Statements for the 2014 fiscal year included in our 2014 annual report on Form 10-K.

(2)   The Fleet Legacy Pension Plan and the Bank of America Legacy Pension Plan are each a component plan of the Bank of America Pension Plan.

(3)   Mr. Moynihan's and Mr. Darnell's years of credited under their SERPs are less than their credited service under the other pension plans and their actual service with us because the SERPs were frozen before the pension plans were frozen. In addition, the Bank of America SERP did not take into account more than 15 years of service in its benefit formula before it was frozen, and that limit is also reflected in the table.

(4)   Mr. Lynch and Mr. Montag do not participate in any tax-qualified pension plans or restoration or supplemental retirement plans.

The following describes the material features of the pension plans presented in the table.

Qualified Pension Plan. We sponsor a frozen tax-qualified pension plan with two component plans in which certain of the named executive officers participate: the Bank of America Legacy Pension Plan and the Fleet Legacy Pension Plan. Both the Bank of America Legacy Pension Plan and the Fleet Legacy Pension Plan are cash balance plans which generally express benefits as a hypothetical cash balance account established for each participant. A participant's account is made up of compensation credits and investment/interest credits (for the Bank of America Legacy Pension Plan) or interest credits (for the Fleet Legacy Pension Plan).

Prior to the freeze effective June 30, 2012, compensation credits equaled a percentage of a participant's base salary and, for the Bank of America Legacy Pension Plan only, bonus, subject to IRS limits. Prior to the freeze, the percentage of compensation contributed was based on years of service and age and ranged between 4% and 6% under the Bank of America Legacy Pension Plan and between 3% and 7.5% (or between 6% and 15% for eligible compensation in excess of the Social Security wage base) under the Fleet Legacy Pension Plan. As a result of the freeze, participants do not receive any further compensation credits for compensation earned after June 30, 2012.

Compensation credits made under the Bank of America Legacy Pension Plan before 2008 receive investment credits based on hypothetical investment measures selected by the participant. These investment measures correspond to investment options available under our 401(k) plan. Compensation credits made under the Bank of America Legacy Pension Plan after 2007 receive interest credits at the rate of the 10-year U.S. Treasury Note yield. All compensation credits under the Fleet Legacy Pension Plan receive interest credits at the rate of a 1-year U.S. Treasury Note yield, subject to a minimum annual rate of 3.25%. Participants continue to receive these investment or interest credits (as applicable) on amounts credited to their accounts prior to the freeze.

Upon terminating their employment after completing at least three years of service, participants may receive the amounts then credited to their cash balance accounts in an actuarially equivalent joint and survivor annuity (if married) or single life annuity (if not married) or may choose from other optional forms of benefit, including a lump sum payment in the amount of the cash balance account.

Both component plans also include certain protected minimum benefits, some of which relate to pension formulas from prior pension plans that have merged into the plan and some of which relate to the conversion to a cash balance form of plan. One of these protected minimum benefits under the Bank of America Legacy Pension Plan guarantees that the cash balance account will not be less than the opening cash balance account at conversion plus subsequent compensation credits.

Nonqualified Pension Restoration Plans. We also sponsor two nonqualified pension plans—the Bank of America Pension Restoration Plan or Pension Restoration Plan and the Retirement Income Assurance Plan for Legacy Fleet or RIAP—that provide "make up" benefits for participants in our qualified pension plan (described above) whose plan benefits are reduced due to IRS limits or due to participation in other nonqualified deferred compensation plans. In 2005, aggregate benefit accruals under the qualified pension plan and the corresponding pension restoration plans were limited to amounts attributable to a participant's first $250,000 in annual compensation. Upon our freeze of the qualified pension plan (June 30, 2012), no additional benefits accrue under the corresponding pension restoration plans for compensation or service after that date.

Both plans provide that participants with at least 3 years of service may receive plan benefits upon their termination of employment. Participants in the Pension Restoration Plan were given a one-time opportunity during 2006 to elect the form of payment of their plan benefits as either a lump sum or annual installments over a period of up to 10 years, and were also allowed to elect the timing of payment to be either the year following their termination date or any later year (not exceeding the year in which the participant reaches age 75). RIAP participants with benefits earned or vested after 2004 also were given a similar one-time opportunity during 2006 to elect the form and timing of payment of RIAP benefits earned and vested after 2004. RIAP participants may make separate payment elections for RIAP benefits earned and vested on or before December 31, 2004 based on the pre-2005 terms of the RIAP. Pension Restoration Plan and RIAP participants may change their payment elections in limited circumstances.

SERPs. We sponsor the Fleet SERP, under which Mr. Moynihan's participation was frozen at his request effective December 31, 2005, and the Bank of America SERP under which Mr. Darnell is a participant, which was frozen effective

December 31, 2002. As a result, no further benefits accrue under either SERP for these named executive officers. These plans provide additional retirement income for the participants.

Prior to being frozen, the Fleet SERP provided a target retirement benefit expressed as a percentage of final average compensation (base salary and incentive compensation), offset by benefits from the applicable tax-qualified pension plan and pension restoration plan. The frozen Fleet SERP benefits are expressed as an annual joint and 75% survivor annuity commencing at age 60. The frozen annuity benefit is actuarially reduced for commencement prior to age 60 or actuarially increased for commencement after age 60. At the time his benefit was frozen, Mr. Moynihan elected to receive an actuarially equivalent lump sum payment of his plan benefits. Actuarial equivalency under the Fleet SERP is based on the actuarial assumptions that were in effect under the Fleet Legacy Pension Plan for 2005, the year that SERP was frozen.

The frozen Bank of America SERP is similar, except that its benefit was determined including an offset for Social Security, and the frozen benefit for Mr. Darnell is expressed as an annual joint and 66 2/3% survivor annuity, also commencing at age 60. Mr. Darnell may also elect from actuarially equivalent lump sum and installment payment options in advance of his retirement in accordance with the terms of the Bank of America SERP. Actuarial equivalency under the Bank of America SERP is based on the actuarial assumptions that were in effect under the Bank of America Pension Plan for 2002, the year that SERP was frozen.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table shows information about the participation by each named executive officer in our nonqualified deferred compensation plans. In 2014, there were no contributions made by our named executive officers or us to these plans.

Nonqualified Deferred Compensation in 2014

Name	Plan Name	Aggregate Earnings in 2014 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2014 ($)[2]
Brian T. Moynihan	401(k) Restoration Plan Fleet Deferred Compensation Plan Fleet Executive Supplemental Plan	36,314 136,520 66,774	0 0 0	369,362 1,274,186 540,819
Bruce R. Thompson	401(k) Restoration Plan	251,662	0	2,983,607
David C. Darnell	401(k) Restoration Plan	191,891	0	6,902,632
Gary G. Lynch	401(k) Restoration Plan	0	0	0
Thomas K. Montag	401(k) Restoration Plan	0	0	0

(1) The 401(k) Restoration Plan allows participants to direct their deferrals among the same investment choices as available under The Bank of America 401(k) Plan. The Fleet Deferred Compensation Plan credits pre-1998 deferrals with interest at an annual rate of 12%, which cannot be changed due to the FleetBoston acquisition. Deferrals made under the plan between 1998 and 2001 are credited with interest at an annual rate of 4% and 2002 deferrals receive interest based on the return for the one-year Treasury Bill. The Fleet Executive Supplemental Plan offered participants the following investment options, which posted the corresponding returns for 2014: Columbia Core Bond Fund, 5.52%; Columbia Large Cap Growth Fund, 14.20%; Invesco Equity & Income Fund, 9.07%; and Stable Value Fund, 2.08%.

(2)   The following table identifies amounts that have already been reported as compensation in our Summary Compensation Table for the current or prior years:

Name	Amount of 2014 Contributions and Earnings Reported As Compensation in 2014 Summary Compensation Table ($)	Amounts in "Aggregate Balance at December 31, 2014" Column Reported As Compensation in Summary Compensation Tables for Prior Years ($)
Brian T. Moynihan	50,171	518,390
Bruce R. Thompson	0	250
David C. Darnell	0	0
Gary G. Lynch	0	0
Thomas K. Montag	0	0

The following describes the material features of our nonqualified deferred compensation plans in which the named executive officers participate.

401(k) Restoration Plan. The 401(k) Restoration Plan is available to certain employees, including all of our named executive officers other than Mr. Montag, whose annual salary or total cash compensation exceeds the compensation limit applicable to tax-qualified plans for the prior year (for participation in 2014, this was $255,000, the compensation limit applicable to tax-qualified plans in 2013). Mr. Lynch has not participated in the plan.

The 401(k) Restoration Plan is a nonqualified retirement savings plan that provides "make up" benefits for participants in The Bank of America 401(k) Plan (401(k) Plan) whose contributions are adversely affected due to limits applicable to tax-qualified plans. Participants may defer up to 50% of their base salary and up to 90% of commissions and most cash incentives, and those who have completed at least 12 months of service are also eligible for a matching contribution. Matching contributions under the 401(k) Plan equal 100% of contributions up to 5% of match-eligible compensation. A matching credit is provided under the 401(k) Restoration Plan if deferrals under that plan result in lower 401(k) Plan matching contributions than would otherwise have been received. However, no matching contributions are made on a combined basis under the 401(k) Plan and the 401(k) Restoration Plan on any compensation for the year in excess of $250,000, resulting in a maximum matching contribution on a combined basis for the named executive officers of $12,500.

Participants may elect to receive their elective deferrals in a lump sum or installments of up to 10 years, either in the year following termination of employment or in any other year, including during the participant's employment, but not starting in a year beyond the year the participant turns age 75. A separate distribution election is made for matching contributions, but payment for these amounts cannot begin before termination of employment. Participants may change their distribution elections and request emergency distributions according to plan rules.

FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2. Mr. Moynihan has an account under the FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2 (Fleet Deferred Compensation Plan), a nonqualified retirement savings plan intended to provide eligible employees the ability to defer receipt of certain types of compensation. Mr. Moynihan deferred incentive awards under this plan from 1994 to 1997. The plan was closed to deferrals in 2002.

Participants may elect to receive plan benefits in either a lump sum or up to 15 annual installments either on or after termination of employment, but not beyond the year in which they turn age 65. Participants may change the time or form of payment with an election made at least 12 months before their employment ends. In-service distributions are permitted according to elections made at the time of the original deferral, as are limited emergency and hardship distributions along with other in-service distributions subject to a withdrawal penalty.

FleetBoston Financial Corporation Executive Supplemental Plan. Mr. Moynihan also has an account under the FleetBoston Financial Corporation Executive Supplemental Plan (Fleet Executive Supplemental Plan), which is similar to the 401(k) Restoration Plan and provided "make up" benefits for certain participants in the legacy FleetBoston 401(k) plan whose contributions were adversely affected due to limits applicable to tax-qualified plans. This plan was closed to contributions following December 31, 2004.

Benefits are payable in a lump sum or annual installments of up to 15 years commencing in the year of employment termination or any later year as elected by the participant, but not beyond the year in which the participant turns age 65. However, participants younger than age 55 may not elect installments. Participants may change the time or form of payment with an election made at least 12 months before their employment ends and may also request unplanned in-service distributions in limited emergency situations.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLES

We do not have any agreements with our named executive officers that provide for cash severance payments upon termination of employment or a change in control. In addition, under our policy regarding executive severance agreements, we will not enter into employment or severance agreements with our executive officers that provide severance benefits exceeding two times base salary and bonus (as defined under our policy), unless the agreement has been approved by our stockholders.

Our equity-based awards to our named executive officers include standard provisions that cause awards to vest or be forfeited upon termination of employment, depending on the reason for termination. These provisions for awards granted in 2014 are described in more detail above, and those details can be found for awards granted in prior years in our prior proxy statements.

In general, our awards provide for continued payments on the original schedule after certain types of termination of employment, subject to the following conditions:

- In case of a "Qualifying Termination" (sometimes referred to in prior years as "Rule of 60"), the award continues to be paid according to the award's payment schedule if the executive complies with certain covenants, including not working for a competitive business. A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability or cause) after the executive has met certain specified age and/or service requirements. For most of the named executives officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Lynch and Mr. Montag have special eligibility standards set forth in their applicable offer letters. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination
- Awards remain subject to the performance-based clawback prior to payment, and may be canceled in whole or in part if losses occur. Awards also can be canceled or recouped if the executive engages in detrimental conduct. Further, under our Incentive Compensation Recoupment Policy, the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct causes our company to restate its financial statements. Awards also will be subject to any policies we may adopt to implement final, released and effective rules implementing Section 954 of the Dodd-Frank Act

Awards to our named executive officers under our Stock Plan generally are designed to be paid per schedule if an executive's employment is terminated without "cause" or for "good reason" within two years after a change in control. This change in control treatment is often referred to as "double trigger" vesting, because it requires both (i) a change in control and (ii) a subsequent involuntary termination (either by the company without "cause" or by the executive for "good reason"). Our Stock Plan does not provide for "single trigger" vesting upon a change in control.

The following table shows the value of equity awards that would have been payable, subject to the non-compete or compliance with covenants, as applicable, for a termination of employment as of December 31, 2014. For this purpose, restricted stock units were valued at our closing price as of December 31, 2014, which was $17.89 per share. Stock options were valued at $0 due to the difference between that closing price and the applicable exercise price of the stock options. Due to a number of factors that affect the nature and amount of any benefits provided upon termination of employment, any actual amounts paid or distributed may vary from the amounts listed below. Factors that could affect these amounts include the time during the year of any such event and the price of our common stock.

Potential Payments Upon Termination or Change in Control as of December 31, 2014

Name	Death — Payable Immediately ($)	Disability — Payable Immediately ($)	Disability — Payable per Award Schedule, Subject to Conditions ($)[1]	Termination with Good Reason or Without Cause Within 2 Years Following Change in Control[3] — Payable per Award Schedule, Subject to Conditions ($)	All Other Terminations Except for Cause — Payable per Award Schedule, Subject to Conditions ($)[1]
Brian T. Moynihan	38,446,593	671,966	37,774,627	36,094,756	37,774,627
Bruce R. Thompson	33,430,651	0	33,430,651	32,531,589	33,430,651
David C. Darnell	26,595,381	0	26,595,381	25,869,673	26,595,381
Gary G. Lynch	18,829,439	0	18,829,439	18,172,268	18,829,439
Thomas K. Montag[2]	48,394,883	0	48,394,883	47,225,700	48,394,883

(1) The conditions for payment include (i) compliance with covenants regarding non-solicitation, detrimental conduct and compliance with anti-hedging/derivative transactions policies and (ii) the performance-based clawback described above, and (iii) compliance with the Qualifying Termination conditions described above (other than in case of Disability). The table includes, where applicable, the value of PRSUs granted in 2011, 2012, 2013 and 2014 assuming the maximum number of units are earned, although actual payout is dependent upon the future achievement of specified performance goals.

(2) Under Mr. Montag's 2008 offer letter with Merrill Lynch, his equity awards must continue to vest per the vesting schedule, subject to any conditions in the applicable award agreements (other than a non-compete) for any involuntary termination without "cause" or resignation for "good reason." Mr. Montag's offer letter defines "cause" as (i) his engagement in (A) willful misconduct resulting in material harm to our company or (B) gross negligence in connection with the performance of his duties; or (ii) his conviction of, or plea of nolo contendere to, a felony or any other crime involving fraud, financial misconduct or misappropriation of company assets, or that would disqualify him from employment in the securities industry (other than a temporary disqualification). For Mr. Montag, "All Other Terminations Without Cause" includes a resignation by him for "good reason" under his 2008 employment agreement, defined as a resignation following: (i) a meaningful and detrimental alteration in the nature of the executive's responsibilities or authority, or (ii) a material reduction in the executive's total annual compensation that is not experienced generally by similarly situated employees.

(3) If, within two years following a change in control, the executive's employment is terminated by our company without "cause" or by the executive for "good reason," the executive's PRSU awards will be immediately earned at the 100% goal level and paid per the original schedule. TRSUs will continue to be paid per the original schedule. Payment of the PRSUs is subject to the performance-based clawback. The definition of "cause" is described in more detail under "Grants of Plan-Based Awards Table." The definition of "good reason" for this purpose means (i) a material diminution in the executive's responsibility, authority or duty, (ii) a material reduction in the executive's base salary (with certain exceptions) or (iii) a relocation greater than 50 miles. Certain notice and cure requirements apply in order to claim "good reason." The definitions of "cause" and "good reason" applicable to Mr. Montag are described in footnote 2 to this table.

Following termination of employment, our named executive officers receive payment of retirement benefits and non-qualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2014 is set forth in the sections above entitled "Pension Benefits Table" and "Nonqualified Deferred Compensation Table." There are no special or enhanced benefits under those plans for our named executive officers, and all of our named executive officers are fully vested in the benefits discussed in those sections.

We make benefit, tax and financial advisory services available to our named executive officers during their employment with us. This benefit continues through the end of the year in which they cease employment, including preparation of that year's tax return. However, in the case of a termination for cause, the benefit stops immediately.

Bank of America employees who retire and meet the Rule of 60 have access to continued coverage under our group health plan, but the employee generally must pay for the full cost of that coverage on an after-tax basis without any employer subsidy. Under an agreement entered into with Merrill Lynch, Mr. Montag will be able to access non-subsidized retiree medical coverage if he retires, so long as he does not work for or accept another position with a competitor.

An employee who is a former NationsBank employee and who was hired before January 1, 2000 is eligible for an annual supplement to help cover the cost of retiree medical benefits if he or she meets the "Rule of 75" at termination. The amount of this supplement equals $30 per year of service. An employee meets the Rule of 75 if he or she retires after age 50, with at least 15 years of vesting service under our pension plan, and with a combined age and years of service of 75 or more. As of the end of the last fiscal year, the only named executive officer eligible for these benefits is Mr. Darnell. The amount of the annual retiree medical benefit supplement for Mr. Darnell based on his years of service through December 31, 2014 is $1,050. This supplement continues at a 50% rate for the life of the surviving spouse.

Also, all eligible employees hired before January 1, 2006 who meet the Rule of 75 when they terminate receive $5,000 of retiree life insurance coverage. As of December 31, 2014, Mr. Darnell was the only named executive officer who would have qualified for this benefit.

PROPOSAL 3: RATIFYING THE APPOINTMENT OF OUR REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM FOR 2015

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our registered independent public accounting firm. It engages in an annual evaluation of the independent public accounting firm's qualifications, performance and independence, considers the advisability and potential impact of selecting a different independent public accounting firm, and is involved in the selection of the independent public accounting firm's lead engagement partner.

The Committee believes that retaining PricewaterhouseCoopers LLP (PwC) is in the best interests of our company and has appointed PwC as our registered independent public accounting firm to audit the 2015 consolidated financial statements of Bank of America Corporation and its subsidiaries. Although it is not required to do so, our Board is asking stockholders to ratify PwC's appointment. If our stockholders do not ratify PwC's appointment, the Committee will consider changing our registered independent public accounting firm for 2016. Even if PwC's appointment is ratified, the Committee in its discretion may appoint a different registered independent public accounting firm at any time during the year if it determines that such a change would be appropriate.

PwC has advised the Committee that it is an independent accounting firm with respect to our company and its affiliates in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board.

Representatives of PwC are expected to be present at our annual meeting, will have an opportunity to make a statement if they choose and are expected to be available to respond to appropriate stockholder questions.

PwC's 2014 and 2013 Fees. PwC's aggregate fees for professional services rendered in or provided for 2014 and 2013, as applicable, were:

($ in millions)	2014	2013
Audit Fees	82.2	86.5
Audit-Related Fees	8.9	7.4
Tax Fees	9.7	10.2
All Other Fees	0.1	0.1
Total Fees	100.9	104.2

Audit Fees. Audit fees relate to the integrated audit of our consolidated financial statements, and internal control over financial reporting, including disclosures presented in the footnotes to our company's financial statements (e.g., regulatory capital among other disclosures). Audit fees also relate to the audit of domestic and international statutory and subsidiary financial statements, the review of our interim consolidated financial statements, the issuance of comfort letters and SEC consents and services provided in connection with certain agreed upon procedures and other attestation reports. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-Related Fees. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed upon procedures and other attestation reports, financial accounting, reporting and compliance matters and risk and control reviews. Fees for audit-related services are those billed or expected to be billed for services rendered during each fiscal year.

Tax Fees. Tax fees cover tax compliance, advisory and planning services and are those billed or expected to be billed for services rendered during each fiscal year.

All Other Fees. All other fees consist primarily of amounts billed or expected to be billed by PwC for technical subscription services rendered during each fiscal year.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee annually pre-approves a list of services and sets pre-approved fee levels that PwC may provide without obtaining the Committee's engagement-specific pre-approval. The pre-approved list of services consists of audit services, audit-related services, tax services and all other services. All requests or applications for PwC services must be submitted to members of our corporate audit function or tax function to determine if they are included within the Committee's pre-approved list of services. The Committee or the Committee chair must specifically approve any type of service that has not been pre-approved. The Committee or the Committee chair must also approve any proposed service that has been pre-approved but will exceed the pre-approved fee level. All pre-approvals by the Committee chair must be presented to the full Committee at its next meeting. The Committee or the Committee chair pre-approved all of PwC's 2014 fees and services.

> **Our Board recommends a vote "FOR" ratifying the appointment of our registered independent public accounting firm for 2015 (Proposal 3).**

AUDIT COMMITTEE REPORT

The Audit Committee is comprised of six Board members. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards and applicable SEC rules and regulations. Our Board has also determined that all Committee members are financially literate in accordance with NYSE listing standards and qualify as "audit committee financial experts" as defined by SEC rules. The Committee's responsibilities are stated in a written charter adopted by the Board.

Management is responsible for preparing and the overall reporting process with respect to our company's consolidated financial statements, and, with the assistance of our company's internal corporate auditors, for establishing, maintaining and assessing the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our company's registered independent public accounting firm, is responsible for planning and conducting an independent audit of our company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with generally accepted accounting principles and as to the effectiveness of our internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes.

The Committee annually evaluates PwC's qualifications, performance and independence. The Committee also oversees the performance of the corporate audit function managed by our Corporate General Auditor. The Committee has reviewed and discussed with management and with PwC our company's audited financial statements for the year ended December 31, 2014, management's assessment of the effectiveness of our company's internal control over financial reporting, and PwC's evaluation of our company's internal control over financial reporting. In addition, the Committee has discussed with PwC the matters that registered independent public accounting firms must communicate to audit committees under applicable PCAOB standards.

The Committee has retained independent disclosure counsel and it has separately engaged PwC to assist the Committee in its review of our public disclosures, and has engaged PwC to assess and issue a report on the effectiveness of our company's disclosure controls and procedures for the year ended December 31, 2014, which is included in our company's annual report on Form 10-K for the year ended December 31, 2014.

The Committee also has discussed and confirmed with PwC its independence from our company and received all required written disclosures and correspondence required by the PCAOB Ethics and Independence requirements. The Committee has evaluated and concluded the non-audit services provided by PwC to our company do not impair PwC's independence.

Based on the reviews and discussions referred to above, the Committee recommended to our Board that the audited financial statements for the year ended December 31, 2014 and the related footnotes be included in our company's annual report on Form 10-K for the year ended December 31, 2014.

Submitted by the Audit Committee of the Board:

Sharon L. Allen, Chair
Susan S. Bies
Pierre J. P. de Weck
Charles O. Holliday, Jr.
Lionel L. Nowell, III
R. David Yost

PROPOSAL 4: APPROVING THE AMENDMENT AND RESTATEMENT OF THE BANK OF AMERICA CORPORATION 2003 KEY ASSOCIATE STOCK PLAN

BACKGROUND

We currently maintain the Bank of America Corporation 2003 Key Associate Stock Plan, as amended and restated effective April 28, 2010 (the "KASP"). The KASP was last approved by stockholders in 2010 with more than 82% of stockholder votes cast in favor of the plan. Under this plan, we have reserved a number of shares of our common stock for issuance to key employees as equity-based awards in the form of stock options, stock appreciation rights (SARs), restricted stock shares and restricted stock units. The KASP is currently scheduled to expire on December 31, 2015.

In February 2015, our Board approved the amendment and restatement of the KASP and renamed it the "Bank of America Corporation Key Employee Equity Plan," or KEEP, subject to the approval of our stockholders at the annual meeting. We are submitting the KEEP to our stockholders for approval to satisfy (1) applicable listing requirements of the New York Stock Exchange (NYSE) and (2) the stockholder approval requirement under Section 162(m) of the Internal Revenue Code ("Section 162(m)").

PURPOSE

The KEEP is intended to serve a critical role in our pay-for-performance compensation program. In addition, our Board believes that equity-based awards aid in our ability to attract, retain and motivate our employees and is the most direct way to align employee interests with those of stockholders. Because the shares available for equity-based awards are limited, in order to balance compensation principles with stockholder interests in limiting dilution, we generally limit equity-based awards to more senior positions. As a general rule, the more senior or highly compensated the position, the larger the portion of the total incentive opportunity that is provided in equity-based awards. For example, for certain senior positions, up to 50% of total compensation is in the form of equity-based awards, and for executive officers more than 50% of total compensation is in the form of equity-based awards.

We last added shares to our stock plan in 2010. Our Board believes that we currently have an insufficient number of shares available for additional future stock-settled awards. Accordingly, our Board approved an increase in the shares available for future awards by approximately 125 million shares, as well as certain other key changes, the material terms of which are described in this proposal.

ADDITIONAL SHARES REQUESTED AND OTHER KEY CHANGES

The KEEP and the KASP are substantially similar in design. The KEEP updates the KASP, however, in four key respects:

- As discussed above, the number of shares of our common stock available for awards under the KEEP will be increased by approximately 125 million shares. Combined with shares currently available for issuance under the KASP, this will provide for a total of 450 million shares of our common stock to be available for awards from and after January 1, 2015
- All shares available for awards under the KEEP may be granted as "full value" awards on a one-for-one basis
- The KEEP adds performance measures and updates individual award limits in order to provide the Compensation and Benefits Committee with greater flexibility to grant awards intended to be fully deductible as "performance-based compensation" under Section 162(m)
- The KEEP extends the plan term through May 5, 2025 (i.e., ten years after the date of the annual meeting)

In recent years, we have granted most of our equity-based awards under the KASP in the form of cash-settled awards. If the KEEP is approved, we expect the pool of requested shares to last approximately three to four years assuming we return to a practice of granting primarily stock-settled awards.

PLAN FEATURES AND GRANT PRACTICES THAT PROTECT STOCKHOLDER INTERESTS

The KEEP and the company's grant practices continue to include a number of features intended to protect the interests of stockholders:

- The Compensation and Benefits Committee reviews the dilutive impact of Bank of America's stock program, including by monitoring its "overhang" relative to its primary competitor group of leading U.S. financial services companies. "Overhang" measures shares covering outstanding stock-settled awards and shares available for future grants as a percentage of the common shares outstanding, as more fully defined on page 58. With the shares requested, our overhang will be approximately 5.1%. Based on data available as of December 31, 2014, Bank of America's overhang was significantly lower than the median of our primary competitor group

- Based on data available as of December 31, 2014, the rate at which Bank of America is granting equity-based awards relative to its outstanding shares of common stock (or run rate) represents a reasonable use of our shares
- Equity awards are subject to multiple separate and distinct "clawback" requirements that can result in the awards potentially being canceled or prior payments recouped. These clawback requirements work together to ensure that rewards realized over time appropriately reflect the time horizon of the risks taken and encourage proper conduct. These clawback requirements are discussed in detail under Compensation Discussion and Analysis on page 25
- The KEEP includes a minimum three-year pro rata vesting schedule for most stock-settled awards intended to vest based solely on the passage of time. This limit does not apply to a performance-vesting award with a minimum 12-month performance period
- Dividends/dividend equivalents on restricted stock shares/units are accrued with interest from the grant date and paid only if and when the underlying award becomes vested
- The KEEP does not provide for automatic vesting of awards upon a change in control (sometimes referred to as "single trigger" vesting). Instead, the KEEP permits the Compensation and Benefits Committee to provide for vesting only if the participant's employment is terminated in connection with a change in control (i.e., "double trigger" vesting)
- The KEEP does not include provisions frequently labeled as "liberal share counting" (e.g., the ability to re-use shares tendered or surrendered to pay the exercise cost or tax obligation of grants or the "net counting" of shares for stock option or SAR exercises). The only share re-use provisions are for awards that are canceled or forfeited or for awards settled in cash
- The KEEP prohibits the use of discounted stock options or SARs, the use of dividend equivalents on stock options or SARs, or the use of reload options
- The KEEP broadly prohibits the re-pricing of stock options or SARs without stockholder approval, including the repurchase of underwater options or SARs for cash
- The KEEP does not provide for option or equity transferability to third parties "for consideration." The transfer of awards, if at all, is limited to immediate family members without consideration and by the laws of descent and distribution

OVERVIEW OF THE KEEP

The following is a summary of the material terms of the KEEP. It is qualified in its entirety by reference to the terms of the KEEP. A copy of the KEEP is attached to this proxy statement as Appendix A. The KEEP will become effective only if it is approved by our stockholders.

NUMBER OF SHARES

The KEEP provides that the aggregate number of shares of our common stock available for grants of awards under the plan from and after January 1, 2015 will not exceed the sum of (i) 450 million shares plus (ii) any shares that were subject to an award as of December 31, 2014 under the KASP, if such award is canceled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015. As of December 31, 2014, there were approximately 325 million shares available for future awards under the KASP. The requested share pool for the KEEP therefore represents an increase of approximately 125 million shares.

Under the KASP, there was a sub-limit on the number of shares available for awards as restricted stock or restricted stock units (sometimes referred to as "full value" awards). Any full value awards above this limit under the KASP were counted as 2.5 shares against the remaining available pool for each share awarded. This type of share counting rule is sometimes referred to as a "fungible" share pool. The KEEP eliminates these provisions, so that any award from the KEEP, whether granted as a stock option, SAR, restricted stock share or restricted stock unit, counts against the available share pool as one share for each share awarded.

The share re-use provisions under the KEEP are unchanged and do not include any "liberal share counting" features. Shares covered by awards will again be available for awards if and only to the extent (a) the award is canceled or forfeited or (b) the award is settled in cash. Shares used to cover the exercise price of stock options or to cover any tax withholding obligations in connection with awards will not again be available for awards under the KEEP. In addition, the total number of shares covering stock-settled SARs or net-settled options will be counted against the pool of available shares, not just the net shares issued upon exercise.

ADMINISTRATION

The KEEP is primarily administered by the Compensation and Benefits Committee. To the extent permitted by law, the Compensation and Benefits Committee may designate an individual or committee (which need not consist of directors) to act as the appropriate committee under the KEEP for awards to key employees who are not "officers" under Section 16 of the Exchange Act or "covered employees" under Section 162(m). Under the KEEP, the Compensation and Benefits Committee continues to have authority with respect to the following:

- the selection of the key employees to receive awards from time to time
- the granting of awards in amounts as it determines
- the imposition of limitations, restrictions and conditions upon awards
- the establishment of performance targets and allocation formulas for awards of restricted stock shares or restricted stock units intended to qualify as "performance-based compensation" under Section 162(m)
- the certification of the attainment of performance goals, if applicable, as required by Section 162(m)
- the interpretation of the KEEP and the adoption, amendment and rescission of administrative guidelines and other rules and regulations relating to the KEEP
- the correction of any defect or omission or reconciliation of any inconsistency in the KEEP or any award granted under the KEEP
- the making of all other determinations and taking of all other actions necessary or advisable for the implementation and administration of the KEEP

ELIGIBILITY

Only "key employees" of Bank of America and its subsidiaries may participate in the KEEP, as selected by the Compensation and Benefits Committee. Key employees are those employees of Bank of America and its subsidiaries who occupy managerial or other important positions and who have made, or are expected to make, important contributions to our business, as determined by the Compensation and Benefits Committee, including persons employed outside the United States. Approximately 45,000 employees are expected to be eligible to participate. However, as mentioned above, the Compensation and Benefits Committee in its discretion selects which key employees will receive any awards.

TYPES OF AWARDS

The KEEP permits awards of stock options, SARs, restricted stock shares and restricted stock units, all of which are described in more detail below.

Awards of Stock Options and SARs. The KEEP provides for the grant of options to purchase shares of our common stock at option prices which are not less than the fair market value of a share of our common stock at the close of business on the date of grant. (The fair market value of a share of our common stock as of March 11, 2015, was $16.11.) The KEEP also provides for the grant of SARs to key employees. SARs entitle the holder upon exercise to receive either cash or shares of our common stock or a combination of the two, as the Compensation and Benefits Committee in its discretion may determine, with a value equal to the difference between: (i) the fair market value on the exercise date of the shares with respect to which a SAR is exercised; and (ii) the fair market value of the shares on the date of grant.

Awards of options under the KEEP, which may be either incentive stock options (which qualify for special tax treatment) or nonqualified stock options, are determined by the Compensation and Benefits Committee. No more than an aggregate of 450 million shares may be awarded as incentive stock options under the KEEP. The terms and conditions of each option and SAR are to be determined by the Compensation and Benefits Committee (or its designees) at the time of grant.

Options and SARs granted under the KEEP will expire not more than 10 years from the date of grant, and the award agreements entered into with each participant will specify the extent to which options and SARs may be exercised during their respective terms, including in the event of the participant's death, disability or termination of employment.

The KEEP includes two additional limitations on stock option and SAR grants:

- The KEEP expressly prohibits dividend equivalents with respect to stock options and SARs
- The KEEP permits nonqualified stock options and SARs to be transferable if and to the extent permitted under the applicable award agreement, but prohibits transfers to be made for consideration

Awards of Restricted Stock Shares and Restricted Stock Units. Under the KEEP, the Compensation and Benefits Committee may award key employees restricted shares of our common stock or restricted stock units which represent the right to receive shares of our common stock (or cash equal to the fair market value of those shares). Each award agreement will contain the terms of the award, including any applicable conditions, which may include continued service of the participant, the attainment of specified performance goals or any other conditions deemed appropriate by the Compensation and Benefits Committee.

Restricted stock shares will be held in our custody until the applicable restrictions have been satisfied. The participant cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate restricted stock shares until the applicable restrictions are satisfied. Once the restrictions are satisfied, the shares will be delivered to the participant's account, free of restrictions. During the period of restriction, the participant may exercise full voting rights with respect to the restricted stock shares. The participant will also be credited with dividends with respect to restricted stock shares. Dividends may be payable currently or subject to additional restrictions as determined by the Compensation and Benefits Committee and reflected in the award agreement. Our grant practice has been not to pay dividends on restricted stock shares during the vesting period, but to accrue those dividends with interest from the grant date to be paid only if and when the underlying award becomes vested.

The award agreement for any restricted stock units will specify whether units that become earned and payable will be settled in shares of our common stock (with one share of common stock to be delivered for each earned and payable restricted stock unit), in cash (equal to the aggregate fair market value of the restricted stock units that are earned and payable), or in a combination of shares and cash. Shares of our common stock used to pay earned restricted stock units may have additional restrictions, as determined by the Compensation and Benefits Committee. Unpaid restricted stock units may have dividend equivalent rights, as determined by the Compensation and Benefits Committee and evidenced in the award agreement. As with restricted stock shares, our grant practice has been to include dividend equivalent rights for awards of restricted stock units that accrue with interest from the grant date and are paid only if and when the underlying award becomes vested. Unpaid restricted stock units have no voting rights.

MINIMUM VESTING CONDITIONS

For stock-settled awards intended to vest based solely on the passage of time, the awards will not vest more quickly than ratably over a three-year period beginning on the first anniversary of the award. Exceptions apply for awards that become vested upon the achievement of performance goals over a period of at least one year, for certain terminations of employment, in connection with the recruitment of new key employees or for the retention of key employees in connection with in a business combination, or for awards made in lieu of annual cash incentive compensation.

NEW STOCK PLAN BENEFITS

Because awards under the KEEP are discretionary, awards are generally not determinable at this time.

The table below presents information on equity compensation plans at December 31, 2014:

Plan Category[1][2]	Number of Shares to be Issued Under Outstanding Options and Rights	Weighted-average Exercise Price of Outstanding Options[3]	Number of Shares Remaining for Future Issuance Under Equity Compensation Plans[4]
Plans approved by stockholders[5]	103,496,664	$47.66	325,450,174
Plans not approved by stockholders	—	—	—
Total	103,496,664	$47.66	325,450,174

(1) This table does not include outstanding options to purchase 3,573,160 shares of Bank of America Corporation's common stock that were assumed by the Corporation in connection with prior acquisitions, under whose plans the options were originally granted. The weighted-average exercise price of these assumed options was $82.50 at December 31, 2014. Also, at December 31, 2014, there were 96,699 vested restricted stock units associated with these plans.

(2) This table does not include outstanding options to purchase 5,328,026 shares of the Corporation's common stock that were assumed by the Corporation in connection with the Merrill Lynch acquisition, which were originally issued under certain Merrill Lynch plans. The weighted-average exercise price of these assumed options was $45.82 at December 31, 2014. Also, at December 31, 2014, there were 5,481,907 outstanding restricted stock units and 1,073,175 vested restricted stock units and stock option gain deferrals associated with such plans. These Merrill Lynch plans were frozen at the time of the acquisition and no additional awards may be granted under these plans. However, as previously approved by the Corporation's stockholders, if any of the outstanding awards under these frozen plans subsequently are canceled, forfeited or settled in cash, the shares relating to such awards thereafter will be available for future awards issued under the Corporation's Key Associate Stock Plan (KASP).

(3) Does not reflect restricted stock units included in the first column, which do not have an exercise price.

(4) Plans approved by stockholders include 325,123,558 shares of common stock available for future issuance under the KASP (including 29,795,525 shares originally subject to awards outstanding under frozen Merrill Lynch plans at the time of the acquisition which subsequently have been canceled, forfeited or settled in cash and become available for issuance under the KASP, as described in footnote (2) above) and 326,616 shares of common stock which are available for future issuance under the Corporation's Directors' Stock Plan.

(5) Includes 24,310,796 outstanding restricted stock units.

OVERHANG

The Compensation and Benefits Committee reviews the dilutive effect of our stock plans on our stockholders (sometimes called "overhang"), and compares this level of overhang against the level of overhang at its primary competitor group, made up of five leading United States financial services companies, as further described under "Competitor Groups" in the Compensation Discussion and Analysis at page 25. Assuming approval of the KEEP, Bank of America's total overhang would be approximately 5.1%. Based on data available as of December 31, 2014, this level of overhang was significantly lower than the median for our primary competitor group.

For the purpose of calculating the overhang in the previous paragraph, we use "fully diluted overhang," which equals Amount A divided by Amount B, where Amount A equals the sum of all outstanding stock options, unvested stock-settled restricted stock units and unvested restricted stock shares plus shares available for future grants under all plans (including the proposed addition of approximately 125 million new shares described in this request), and Amount B equals the sum of total shares of our common stock outstanding plus Amount A less unvested restricted stock shares. As of December 31, 2014: (i) the number of outstanding stock options, unvested stock-settled restricted stock units and unvested restricted stock shares equals approximately 119.1 million; (ii) the number of shares available for future grants under all plans assuming approval of the KEEP equals approximately 450.3 million; and (iii) the number of shares of our common stock outstanding equals approximately 10.5 billion.

RUN RATE

In recent years, we have granted most of our equity-based awards under the KASP in the form of cash-settled awards. If the KEEP is approved, we expect the pool of requested shares to last approximately three to four years assuming we return to a practice of granting primarily stock-settled awards.

The Compensation and Benefits Committee reviews the rate at which we grant equity awards relative to shares of our common stock outstanding (sometimes referred to as "run rate"), and compares this run rate to the run rates at our primary competitor group. Based on data available as of December 31, 2014, our run rate was significantly below the median run rate for our primary competitor group. Over the past three calendar years (2012-2014), the annual share usage has averaged less than 1% of our common shares outstanding.

The run rate figures for the last three years are significantly impacted by our design decision to grant most equity-based awards as cash-settled restricted stock units. Had these awards been granted as stock-settled restricted stock units, our annual share usage would have been approximately 1.9%. Even in this case, our run rate would have approximated the median run rate for our primary competitor group, and as such represents a reasonable use of our shares.

PLAN PROVISIONS FOR COMPLIANCE WITH SECTION 162(M)

Background. Under Section 162(m), a public company is limited to a $1 million deduction for compensation paid to its CEO or any of its three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed at year-end. This limitation does not apply to compensation that qualifies under Section 162(m) as "performance-based compensation."

The KEEP will allow the Compensation and Benefits Committee to grant options, SARs, and certain performance-based awards that should qualify as "performance-based compensation." A vote in favor of approving the KEEP will be a vote approving all the material terms and conditions of the plan for purposes of granting awards pursuant to Section 162(m), including the performance criteria, eligibility requirements and limits on various stock awards that are described below in this section. The Compensation and Benefits Committee retains its discretion to grant awards that are not compliant with Section 162(m). In addition, given the ambiguities in how the conditions to qualifying as "performance-based" will be interpreted and administered under the income tax regulations, there is no certainty that elements of "performance-based" compensation discussed in this proposal will in fact be deductible in the future.

Performance Criteria. The KEEP authorizes the Compensation and Benefits Committee to make awards of restricted stock shares or restricted stock units that are conditioned on the satisfaction of performance criteria. For those awards intended to be fully deductible as "performance-based compensation" under Section 162(m), the Compensation and Benefits Committee must establish the performance conditions prior to or within a specified period after the start of the performance period. The Compensation and Benefits Committee may select from the following performance measures for this purpose:

- cash flow
- earnings per share
- income or other earnings measures
- return on equity, capital, assets, revenue or investments
- total stockholder return or other stock price performance measures
- stockholder value added
- revenue
- profit margin
- efficiency ratios
- customer satisfaction
- productivity
- expenses
- balance sheet metrics, including capital ratios, liquidity measures and book value;
- credit quality
- strategic initiatives
- implementation, completion or attainment of measurable objectives with respect to recruitment or retention of personnel or employee satisfaction

The performance criteria listed above may include any derivations of such criteria (e.g., income includes pre-tax income, net income, operating income, etc.).

The performance conditions will be stated in the form of an objective, nondiscretionary formula, and the Compensation and Benefits Committee will certify in writing the attainment of those performance conditions prior to any payment or distributions with respect to awards. Performance goals may be established on a company-wide basis, or with respect to one or more business units, divisions, subsidiaries or business segments, as applicable. Performance goals may be absolute or relative to the performance of one or more comparable companies or indices, or to year-over-year growth. The Compensation and Benefits Committee may determine at the time that the performance goals are established the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in our financial statements or other SEC filings). The Compensation and Benefits Committee in its discretion may adjust downward any award.

Options and SARS. In addition, compensation from the exercise of stock options and SARs is intended to be deductible as "performance-based compensation" under Section 162(m).

Individual Award Limits. In order to comply with Section 162(m), a participant may not be granted in any calendar year: (i) stock options or SARs for more than 4,000,000 shares, or (ii) performance-based restricted stock shares/units for more than 4,000,000 shares (assuming maximum performance).

WITHHOLDING FOR PAYMENT OF TAXES

The KEEP provides for the withholding and payment by a participant of any payroll or withholding taxes required by applicable law. The KEEP permits a participant to satisfy this requirement, with the approval of the Compensation and Benefits Committee and subject to the terms of the KEEP, by withholding from the participant a number of shares of our common stock otherwise issuable under the award having a fair market value equal to the amount of applicable payroll and withholding taxes.

ADJUSTMENTS FOR CHANGES IN CAPITALIZATION

In the event of any change in the number of our outstanding shares of common stock by reason of any stock dividend, split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the aggregate number of shares of our common stock with respect to which awards may be made under the KEEP, the annual limit on individual awards, the limits on incentive stock options, restricted stock and restricted stock units and the terms, types of shares and number of shares of any outstanding awards under the KEEP will be equitably adjusted by the Compensation and Benefits Committee in its discretion to preserve the benefit of the award for us and the participant.

NO SINGLE TRIGGER VESTING UPON A CHANGE IN CONTROL

The KEEP permits the Compensation and Benefits Committee to provide for vesting of awards in connection with a change in control of Bank of America if there is also a termination of employment in connection with the change in control. This is often referred to as "double trigger" vesting. For these purposes, a termination is considered to be in connection with a change of control if it occurs upon or within two years after the change in control and is for one of the following two reasons: (i) an involuntary termination by the company without "cause" or (ii) a termination by the participant for "good reason." "Cause" and "good reason" will be as defined in the applicable award agreements. In addition, the Committee may provide for the assumption or substitution of awards by a surviving corporation.

AMENDMENT AND TERMINATION OF THE PLAN

Our Board has the power to amend, modify or terminate the KEEP on a prospective basis. Stockholder approval will be obtained for any change to the material terms of the KEEP to the extent required by NYSE listing requirements, Section 162(m), or other applicable law. The KEEP automatically terminates at the close of business on May 5, 2025, following which no awards may be made under the KEEP.

OPTION AND SARS REPRICING PROHIBITED

The KEEP specifically prohibits the re-pricing of stock options or SARs without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (A) changing the terms of a stock option or SAR to lower its exercise price; (B) any other action that is treated as a "repricing" under generally accepted accounting principles; and (C) repurchasing for cash or canceling a stock option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with change in capitalization or similar change. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the key employee.

FEDERAL INCOME TAX TREATMENT

The following discussion summarizes certain U.S. federal income tax consequences of awards under the KEEP based on the law as in effect on the date of this document. The following discussion does not purport to cover federal employment taxes or other federal tax consequences that may be employed with awards, nor does it cover state, local or non-U.S. taxes.

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the fair market value of the shares on the exercise date.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of a SAR with a grant price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Restricted Stock Shares and Restricted Stock Units. A participant generally will not have taxable income upon the grant of restricted stock or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant may instead elect to be taxed at the time of grant.

Tax Consequences to Bank of America. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Internal Revenue Code.

> **The Board unanimously recommends a vote "FOR" approving the amendment and restatement of the Bank of America Corporation 2003 Key Associate Stock Plan (Proposal 4).**

PROPOSALS 5 THROUGH 8: STOCKHOLDER PROPOSALS

Stockholders will vote on each of the following proposals if properly presented at our annual meeting. Some of the proposals contain assertions about our company that we believe are incorrect. We have not attempted to refute all of the inaccuracies. Share holdings of the various stockholder proponents will be supplied promptly upon oral or written request to our Corporate Secretary.

> **Our Board has considered the stockholder proposals below and recommends a vote "AGAINST"
> each of the proposals for the reasons set forth following each proposal.**

PROPOSAL 5: CLIMATE CHANGE REPORT

The Sisters of the Holy Names of Jesus and Mary, U.S.-Ontario Province, PO Box 398, Marylhurst, OR 97036 and various co-proponents (we will provide the names and addresses of the co-proponents upon written or oral request to the Corporate Secretary) have advised us that they intend to introduce the following resolution:

WHEREAS: Bank of America is a top financier of companies in greenhouse gas emissions-intensive industries such as coal mining, oil and gas production, and fossil fuel-based electric power.

Banks contribute to climate change through their financed emissions, which are the emissions induced by a bank's loans to and investments in companies that emit greenhouse gases. A bank's financed emissions typically dwarf its other climate impacts and expose it to reputational and financial risks. To measure their financed emissions, banks have access to accounting tools developed by the Greenhouse Gas Protocol, a partnership between the World Resources Institute and the World Business Council for Sustainable Development (http://bit.ly/UxdrSh).

The Carbon Tracker Initiative has found that the mispricing of climate risk from the fossil fuel reserves of oil, gas, and coal producers exposes financial institutions that invest in and lend to these companies to significant financial risks (http://bit.ly/1rUGy2d). Banks that finance carbon-intensive electric utilities also face risks from anticipated regulation of greenhouse gas emissions and the declining costs of renewable power relative to coal.

Bank of America has emphasized the reputational risks it faces from the climate impacts of its financing activities. In its 2014 response to the Carbon Disclosure Project, the bank states: "As societal concern about climate change has grown, there has become an increasing awareness among a range of stakeholders of the role the financial services sector can and should have in promoting climate change mitigation through its financing activities… Some of our clients will necessarily be in carbon intensive industries, and reputational risk could arise if we are not developing the appropriate balance of carbon-reliant and low-carbon customers or sources of energy in our business mix."

Bank of America currently reports an estimate of its overall exposure to carbon emissions from its financing relationships with electric utilities. This reporting, though welcome, does not address emissions from the bank's clients in other industries. These existing disclosures also do not provide shareholders with a detailed and comprehensive assessment of the bank's exposure to financial and reputational risks from relationships with clients in carbon-intensive industries.

RESOLVED:

Given the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2015, at reasonable cost and omitting proprietary information, Bank of America's assessment of the greenhouse gas emissions resulting from its financing portfolio and its exposure to climate change risk in its lending, investing, and financing activities.

Our Board recommends a vote "AGAINST" Proposal 5 because:

- **our company already provides publicly available information on the greenhouse gas emissions attributed to one of our most carbon-intensive business portfolios (our U.S. electric utility portfolio). We also report publicly on policies and procedures to address risks and opportunities related to climate change**
- **we continue to be recognized as an industry leader in developing innovative solutions to address climate change, including by the Carbon Disclosure Project, and in actively funding and participating in global initiatives to create standardized assessment tools to account for and report on emissions from lending and investing activities**
- **our Board believes that this additional report, which would focus on the greenhouse gas emissions of our customers and climate change risk exposure in all of our lending, investing and financing activities would require considerable resources without conveying useful information**

As a leading global financial institution, we recognize our important role in helping society's transition to a low-carbon economy and that this transition creates business opportunities for our company. In 2012, we exceeded our original 10-year, $20 billion environmental business initiative, to address climate change through lending, investments, capital markets activity, philanthropy, and our company's own operations, more than four years ahead of schedule. We renewed our commitment to growing our environmental business opportunities by embarking on a new 10-year, $50 billion business initiative, bringing the company's total goal to $70 billion over the course of 16 years. To date, we have delivered more than $39 billion under the combined goals. Further, in 2014 we announced a Catalytic Finance Initiative designed to stimulate at least $10 billion of new investment into high-impact clean energy projects. This initiative will focus on developing or advancing innovative financing structures that reduce investment risk, thereby attracting a broader range of institutional investors.

In recognition of our strong work in sustainable finance and our myriad efforts in developing innovative products to address climate change impacts, we recently won (for the fourth consecutive year) The Banker Magazine's award for the Most Innovative Investment Bank in Climate Change and Sustainability. Our company was named to the 2014 Bloomberg New Energy Finance (BNEF) World's Greenest Banks Rankings, which analyzes clean energy financing activities, investments and operational efforts of global banks. In 2015, the U.S. Environmental Protection Agency, in collaboration with the Association of Climate Change Officers, Center for Climate and Energy Solutions (C2ES), and The Climate Registry, named Bank of America an Organizational Leader in their 2015 Climate Leadership Awards.

Our company is also an industry leader in publicly disclosing the greenhouse gas emissions related to our operations and our business activities. In addition to Scope 1 and 2 emissions, we currently report publicly on 10 of the 11 categories of Scope 3 emissions that are relevant to our business. On emissions attributed to our lending and investing, we provide detailed disclosure relating to the emissions profile of the U.S. electric power utilities to which we extend credit. We are the only major bank to do so. In 2014, the Carbon Disclosure Project acknowledged our company's leadership and transparency on climate change with a score of 100 (out of 100) on its disclosure score and ranked us in Performance Band A (the highest possible). In addition, the Carbon Disclosure Project included our company in both the Carbon Disclosure Leadership Index (CDLI) and Carbon Performance Leadership Index (CPLI) for the fifth consecutive year.

Our company recognizes the potential benefits of financial institutions understanding and assessing the greenhouse gas emissions associated with lending and investment portfolios and believes that improvements in measuring and assessing climate change impacts are necessary for more meaningful disclosure. In recognition of this need, we support (with both financial and intellectual capital) the World Resources Institute Portfolio Carbon Initiative to enable practical and meaningful disclosure of emissions from lending and investing activities. This project is ongoing and involves multiple stakeholders in addition to Bank of America. Until a standardized, advanced method to measure, understand and report the full breadth of these impacts is developed, the proposal's requested reporting would produce arbitrary and meaningless results at a very high cost to stockholders.

In addition, the proposal's requested report, which is not limited to any specific business lines or customer categories, would require us to address business activities that are not typically viewed as relevant for environmental assessments, such as our credit card or student loan activities. Such an undertaking would require a substantial amount of analysis and expense and would raise novel issues as to how to identify and report on emissions-related implications, if any, from such lending and financing activities.

We continue to believe that our management is in the best position to make decisions related to our lending, investing and financing activities, and to weigh the totality of the risks associated with doing business in particular sectors and with particular customers. It is more prudent to focus our company's resources on running a profitable banking business, which already includes a $70 billion environmental business initiative focused on promoting a low-carbon economy. Our Board believes that management is best suited to address the climate change impacts by supporting key environmental initiatives, continuing to develop innovative solutions for addressing climate change, and regularly communicating our progress to our stockholders.

> **Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 5).**

PROPOSAL 6: LOBBYING REPORT

AFSCME Employees Pension Plan, 1625 L Street, N.W., Washington, DC 20036-5687, has advised us that it intends to introduce the following resolution:

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Bank of America Corporation ("Bank of America") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Bank of America used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Bank of America's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Bank of America is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Bank of America's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Bank of America restricts its trade associations from using its payments for political contributions, but this does not cover payments used for lobbying. This leaves a disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Bank of America does not disclose its trade association payments or the portions used for lobbying on its website. Bank of America is a member of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998. Absent a system of accountability, company assets could be used for objectives contrary to Bank of America's long-term interests.

Bank of America spent $5.87 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures in states, where Bank of America also lobbies. For example, Bank of America spent more than $316,000 lobbying in California for 2013 (http://cal-access.ss.ca.gov/). Bank of America's lobbying on separating swaps units from banking operations has drawn media scrutiny ("Regulators Weigh Delay for Separating Banks' Swaps Units," Bloomberg, Sept. 19, 2014).

We urge support for this proposal.

> **Our Board recommends a vote "AGAINST" Proposal 6 for the following reasons:**
> - we describe our policies and procedures regarding our company's political activities and contributions, including compliance, monitoring and Board Committee oversight, on our website
> - our company does not make corporate contributions to candidates for public office, political parties or PACs and does not engage in grassroots lobbying
> - we disclose the trade associations to which we make other than *de minimis* payments and disclose the non-candidate organizations organized under Section 527 of the Internal Revenue Code that receive payments from us

We believe the proposal's request for a report disclosing our company's "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications" and our company's "decision making process and oversight" regarding certain payments to be unnecessary because we already disclose our policies and procedures for our company's political activities and contributions on our Investor Relations website at http://investor.bankofamerica.com (under "Political Activities"). Our Corporate Political Contributions Policy Statement, which sets forth basic principles regarding our company's stance on political contributions and activities, along with our other policies and procedures, including our Code of Conduct and Political Action Committee governance documents, guide our company's and employees' approach to political involvement. Our political activities are managed by our Public Policy Department leadership team in partnership with our Compliance Department and legal counsel, under the oversight of the Corporate Governance Committee of our Board. Our Public Policy Executive reports not less than annually to the Corporate Governance Committee on significant policies and practices concerning political contributions, major lobbying priorities and principal trade association activities that relate to our public policy objectives.

The proposal's request for disclosure regarding our company's payments "for (a) direct or indirect lobbying or (b) grassroots lobbying communications" is also unnecessary because, as disclosed on our Political Activities website, our company does not engage in grassroots lobbying communications, which means we do not directly communicate with the general public advocating that it take action with respect to specific legislation. We do regularly communicate with government policymakers, public officials and regulators at the federal, state and local levels in order to protect and advance the long-term goals and interests of our company, customers and stockholders. We also monitor legislative activities, analyze policy and regulatory trends, comment on policy and regulatory proposals and support and promote advancement of public policies that benefit our company. When we conduct such activities, we comply with all federal and state laws, regulations and reporting requirements, and our feedback is posted and readily available to the public through the websites of the applicable federal and state agencies. We maintain a PAC program to allow our employees to be engaged in the political process, but our PACs are funded only through employees' voluntary personal contributions. Contributions from the PACs are reported to relevant federal, state, and local campaign finance agencies as required by law and are disclosed on our Political Activities website.

Similarly, the proposal's request for disclosure regarding our company's "membership in and payments to any tax-exempt organization that writes and endorses model legislation" is unnecessary. We share interests with, and are members of, trade associations that advocate and shape public policy positions on issues that are important to the financial services industry and the global business community. We disclose on our website our active memberships in the national, regional and global trade associations that receive more than $25,000 from us annually. When we make payments to these organizations, including membership fees and dues, we restrict the organizations from using the funds for any election-related activity at the federal, state, or local level, including contributions and expenditures (including independent expenditures) in support of, or opposition to, any candidate for any office, ballot initiative campaign, political party committee, or PAC. We do not view our membership in, or payments to, any trade association or other organization as an endorsement of any particular position or issue that any of these organizations may support. We may make contributions to non-candidate organizations such as political convention host committees, organizations organized under Section 527 of the Internal Revenue Code, or presidential inaugural committees, to the extent permitted by applicable law, and we disclose the names of those organizations on our website.

> **Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 6).**

PROPOSAL 7: STOCKHOLDER ACTION BY WRITTEN CONSENT

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, has advised us that he intends to introduce the following resolution: Proposal 7–Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A shareholder right to act by written consent won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholders to act by written consent. Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This topic is particularly important at Bank of America because we now have one Director who has 2 critical roles at our company–Mr. Brian Moynihan is both our Chairman and CEO.

Currently every single share of our 10 billion shares is required for shareholders to act by written consent. One vote from one share of stock can derail the will of 9.9 billion shares.

In 2011 this topic received 47% support at Bank of America. This 47% support is believed to represent a substantial majority of the Bank of America shareholders who are most informed on shareholders acting by written consent.

Please vote to enhance shareholder value: Right to Act by Written Consent-Proposal 7

> **Our Board recommends a vote "AGAINST" Proposal 7 because:**
> - **matters that require stockholder vote should be presented to, and voted on, by all stockholders**
> - **stockholders owning 10% or more of our outstanding common stock are entitled to call a special meeting of stockholders**
> - **our stockholders are empowered by our many important stockholder rights governance provisions**

Unlike matters presented for vote at a stockholder meeting, stockholder action by written consent does not require communication to all stockholders. A stockholder seeking action by written consent often solicits the fewest possible stockholders to take action, rather than seeking input from all stockholders, and thereby disenfranchises stockholders who are not given the opportunity to vote. When we seek stockholder action, we do so only when all stockholders have advance notice, a clear description of, and the reasons for, the action to be taken, and the opportunity to vote. Moreover, permitting stockholder action by written consent could create confusion and disruption, as multiple stockholders would be allowed to solicit written consents at any time and as frequently as desired on a wide range of issues, which may duplicate or conflict with another proposal.

Stockholders may introduce and vote on important matters at our annual meeting. In addition to our annual meeting, stockholders owning 10% or more of our outstanding common stock are entitled to call a special meeting of stockholders. In the event that important matters arise between our annual meetings, the Board, our Chairman of the Board, our Chief Executive Officer or our President also may call special stockholder meetings. We believe that the stockholder meeting process provides procedural safeguards and advantages over action taken by a limited number of stockholders by written consent.

In addition to our stockholders' right to call a special meeting, our stockholders are empowered by our other important stockholder rights governance provisions, such as a majority voting standard in uncontested director elections; an annually elected board; independent board leadership, including a Lead Independent Director and strong committee chairs; no stockholder rights plan; no supermajority voting provisions for amendments to our governing documents; and no poison pill.

We welcome dialogue with all stockholders regarding matters relating to our company. Methods for communicating with our Board are described under "Communications with our Board" on page 19. Communications are also welcome through our Investor Relations website at http://investor.bankofamerica.com.

> **Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 7).**

PROPOSAL 8: STOCKHOLDER VALUE COMMITTEE

Mr. Bartlett C. Naylor, 215 Pennsylvania Avenue S.E., Washington, DC 20003, has advised us that he intends to introduce the following resolution:

Resolved, that stockholders of Bank of America Corporation urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2015 Annual Meeting of Stockholders, although confidential information may be withheld.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

Supporting Statement

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Bank of America, which for a time saw its stock price cascade from $1140 on February, 2008, to $232 on February 9, 2009. The crisis prompted questions about how to regulate "too big to fail" institutions such as Bank of America and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act. Of particular concern was the fact that derivatives trading activities could be funded by FDIC-insured deposits, which would then be placed at risk if there were significant losses.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions.

We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as Bank of America may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across BoA's business segments. We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in BoA's primary business segments, divestiture will give investors more choice and control about investment risks.

Our Board recommends a vote "AGAINST" Proposal 8 because:

- since 2010, our company has reduced its size, scope of activities, and risk; strengthened capital and liquidity; continues to streamline its operations; and is enhancing stockholder value through a strategy based on a more straightforward and simple business model
- we serve our customers and clients on an integrated basis which we believe is a competitive advantage; that is the way our customers and clients want to be served, and each year we see continued improvement in our customer scores, our market rankings, and our penetration of products per customer
- our Board already is actively involved in overseeing these initiatives

The proposal requests that a Board committee develop a plan for divesting what the proposal refers to as "non-core banking operations," which it defines as "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." Our Board believes that divestment of operations along the lines the proposal appears to contemplate would not enhance stockholder value and would in fact negatively impact our stockholders.

Our Board is committed to enhancing stockholder value and has pursued a strategy to implement that goal. Over the past five years, our company has narrowed its focus to concentrate on the businesses and services that matter most to its customers and clients. Our company adopted a strategy in 2010 to focus on three groups of customers: People, Companies and Institutional Investors. At the core of this strategy are the combined competencies of Bank of America and Merrill Lynch, which came together in 2009, and the company's ability to deliver the capabilities from all its business segments to customers and clients, and deepen each individual relationship.

Since 2010, our company has trimmed hundreds of billions of dollars in assets from our balance sheet, eliminated dozens of non-core businesses and increased our capital and liquidity. These divestitures have included investments in other financial institutions, ancillary mortgage businesses, credit card non-core businesses, our company's international wealth management business, and other non-core operations and assets. The company has made progress right-sizing its cost base for the revenue environment and has managed risk well. Our company has resolved our most significant litigation matters related to the financial crisis, particularly legacy mortgage-related matters. In addition, our company has reduced risk in its Global Markets sales and trading operations over the same period. All measures of risk in this business were low in 2014 and are down significantly from a few years ago. Our company is focused on enabling clients to invest, providing capital and liquidity to companies and markets around the world, and not on taking our own trading positions. We have repositioned and re-sized the Global Markets business – from the beginning of 2010 to the end of 2014, the Global Markets business earned more than $15 billion and provided an average return on equity of 17%.[1]

While the proposal suggests that the divestitures it requests could separate "basic business and consumer lending" activities from activities "focused on investment banking," this reflects a misunderstanding of the integrated way in which we serve our customers and clients and ignores the progress we have made in reducing the scope of our activities, simplifying our business model, and creating an integrated platform to serve our customers and clients.

Our company continually assesses which businesses and assets support its strategy and which, among all business segments, would better support the business and return value to stockholders through divestiture.

Our Board is engaged in the development and implementation of our strategy and business plan, including streamlining our company. We believe that management's current strategy, under our Board's oversight, and the specific actions we have taken to streamline, simplify, and strengthen our company are appropriate and effective for our company. We believe that forming a Board committee to develop a plan for the divestitures specified in this proposal would not enhance stockholder value and would in fact negatively impact our stockholders.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 8).

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(1) Net income and return on equity excludes net Debit Valuation Adjustments, Funding Valuation Adjustments and the impact on the company's Deferred Tax Asset as a result of changes in the U.K. corporate income tax rate. Including these items, net income was $9.5 billion and the average return on equity for the 2010-2014 period was 8%.

Stockholder Proposals for our 2016 Annual Meeting. Stockholder proposals submitted for inclusion in the proxy statement for our 2016 annual meeting must comply with applicable requirements or conditions established by the SEC, including Rule 14a-8 under the Exchange Act, and must be received by our Corporate Secretary no later than the close of business on November 27, 2015.

We recently adopted a proxy access right to permit a stockholder, or a group of up to 20 stockholders, owning continuously for at least 3 years shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no earlier than October 28, 2015 and no later than the close of business on November 27, 2015.

If you would like to submit a matter for consideration at our 2016 annual meeting (including any stockholder proposal not submitted under Rule 14a-8 or any director nomination) that will not be included in the proxy statement for that annual meeting, it must be received by our Corporate Secretary no earlier than the close of business on January 7, 2016 and no later than close of business on February 21, 2016. Any matter must comply with our bylaws.

All stockholder proposals must be received by our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255 by the applicable dates specified above, assuming we do not change the date of our 2016 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2015 annual meeting.

VOTING AND OTHER INFORMATION

Who Can Vote. Only holders of record at the close of business on March 11, 2015 (the record date) will be entitled to notice of and to vote at our annual meeting. As of March 11, 2015, the following shares were outstanding and entitled to vote:

Shares	Number of Shares Outstanding and Entitled to Vote	Shares	Number of Shares Outstanding and Entitled to Vote
Common Stock	10,520,395,895	Series 3 Preferred Stock	21,773
Series B Preferred Stock	7,571	Series 4 Preferred Stock	7,010
Series 1 Preferred Stock	3,275	Series 5 Preferred Stock	14,056
Series 2 Preferred Stock	9,967	—	—

Each share of our common stock and Series B Preferred Stock is entitled to one vote. Each share of the Series 1 to 5 Preferred Stock is entitled to 150 votes. All stockholders vote together without regard to class, except as otherwise required by law.

In accordance with Delaware law, for 10 days prior to our annual meeting, a list of registered stockholders entitled to vote at our annual meeting will be available for inspection in the Office of the Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, Charlotte, North Carolina 28255. The list will also be available at our annual meeting.

How to Vote. You may vote in person at our annual meeting or by submitting your proxy by:

- Internet: going to http://www.proxyvote.com and following the online instructions. You will need information from your Notice of Internet Availability or proxy card, as applicable, to submit your proxy
- Telephone: calling the phone number located on the top of your proxy card and following the voice prompts. You will need information from your proxy card to submit your proxy
- Mail (if you received your proxy materials by mail): marking your vote on your proxy card, signing your name exactly as it appears on your proxy card, dating your proxy card and returning it in the envelope provided

To be counted, your proxy must be received before the polls close at our annual meeting. If your shares are held through a bank, broker or other nominee and you do not vote your shares through one of the methods described above, your shares will be treated as a "broker non-vote," meaning that they may be voted solely on Proposal 3 and no other proposal as described below under "Votes Required."

You may revoke your proxy and change your vote at any time before the voting polls close at our annual meeting by submitting:

- a properly executed proxy of a later date, or
- a written notice of revocation (of your previously executed proxy) sent to our Corporate Secretary, or
- a vote cast in person at our annual meeting

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted according to your voting instructions. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our Board's recommendations. If other matters properly come before our annual meeting, the proxies will vote on these matters in accordance with their best judgment.

Employee Voting. If you participate in The Bank of America 401(k) Plan, The Bank of America Transferred Savings Account Plan, the Merrill Lynch Employee Stock Purchase Plan (ML ESPP) or the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan, and your plan account has investments in shares of our common stock, you must provide voting instructions to the plan trustee (by proxy card, the Internet or telephone) for your shares to be voted according to your instructions. Each plan participant's voting instructions will also direct the trustee to vote any unvoted shares in the same ratio as the shares for which voting instructions have been received by the trustee, unless contrary to law and except for participants in the ML ESPP. If you participate in the ML ESPP, your shares cannot be voted unless you provide voting instructions to the ML ESPP trustee. Your voting instructions to the plan trustee will be held in strict confidence. The deadline to provide voting instructions for shares held in the foregoing plans is Tuesday, May 5, 2015, at 8:00 a.m., Eastern Daylight Time. You will not be able to submit voting instructions or change prior voting instructions after this deadline.

Shares Required to Hold our Annual Meeting. In order to hold our annual meeting, a quorum representing holders of a majority of the voting power of our common stock, the Series B Preferred Stock and the Series 1 to 5 Preferred Stock must be present in person or represented by proxy. We intend to include as present: shares present in person but not voting; shares for which we have received proxies but for which holders have abstained from voting; and shares represented by proxies returned by a bank, broker or other nominee holding the shares.

Votes Required

Proposals for Your Vote	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Proposal 1: Electing Directors	Majority of votes cast	No effect	No effect
Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)	Majority of votes cast	No effect	No effect
Proposal 3: Ratifying the Appointment of Our Registered Independent Public Accounting Firm for 2015	Majority of votes cast	No effect	Brokers have discretion to vote
Proposal 4: Approving the Amendment and Restatement of the Bank of America Corporation 2003 Key Associate Stock Plan	Majority of votes cast	Against	No effect
Proposals 5 to 8: Stockholder Proposals	Majority of votes cast	No effect	No effect

- ***Proposal 1: Electing Directors.*** Our bylaws provide that a nominee for director in an uncontested election will be elected to our Board if the votes cast for the nominee's election exceed the votes cast against his or her election. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted for purposes of determining the election of directors. If a nominee does not receive the required votes for election at our annual meeting, our Board, with the assistance of our Corporate Governance Committee, will consider whether to accept the director's offer of resignation, which is required to be tendered under our Corporate Governance Guidelines. The Board will publicly disclose its decision regarding the resignation and the basis for its decision within 90 days after election results are certified
- ***Proposal 4: Approving the Amendment and Restatement of the Bank of America Corporation 2003 Key Associate Stock Plan.*** Under NYSE listing standards, Proposal 4 must receive a majority of the votes cast to be approved. Under NYSE listing standards, abstentions from voting are treated as votes cast and are counted as votes against the proposal. Broker non-votes are not treated as votes cast and are not counted in determining the outcome of the vote on the proposal
- ***Other Proposals.*** Approval of Proposals 2, 3 and 5 through 8 requires the votes cast in favor of each such proposal to exceed the votes cast against the proposal. Abstentions from voting and broker non-votes (excluding Proposal 3, for which brokers have discretion to vote) are not treated as votes cast and are not counted in determining the outcome of any of these proposals

Attending our Annual Meeting. All holders of our common stock, Series B Preferred Stock, and Series 1 to 5 Preferred Stock as of the record date (March 11, 2015) and persons holding valid proxies from stockholders are invited to attend our annual meeting. To gain entrance to the meeting, you must present valid, government-issued photo identification and the following:

- *Stockholders (one of the following)*:
  - the admission ticket attached to the top of your proxy card or made available by visiting www.proxyvote.com and following the instructions provided, or
  - your Notice of Internet Availability, or
  - a letter from your bank or broker or a brokerage statement evidencing ownership of shares of Bank of America stock as of the record date
- *Persons holding valid proxies (one of the following)*:
  - a proxy from a registered stockholder—a written legal proxy granted to you and signed by the registered stockholder, or
  - a proxy from a beneficial/street name stockholder—a written legal proxy granted by the brokerage firm or bank holding the shares to the beneficial stockholder, in assignable form, and a written legal proxy granted by the beneficial stockholder to you, together with a brokerage or bank statement or Notice of Internet Availability showing the beneficial stockholder's shares

Failure to follow these admissions procedures or bring required documentation may delay your entry into, or prevent you from being admitted to, our annual meeting.

To ensure that we can accommodate the greatest number of stockholders at our meeting, we reserve the right to limit the number of authorized proxyholders for any stockholder who may attend the meeting and to restrict the admission of guests or other attendees who are not stockholders.

Security measures may include bag, metal detector and hand-wand searches. The use of cameras (including cell phones with photographic capabilities), recording devices, smart phones and other electronic devices is strictly prohibited.

We appreciate the opportunity to hear the views of our stockholders. In fairness to all stockholders and participants at our annual meeting, and in the interest of an orderly and constructive meeting, stockholder comments at our annual meeting will be subject to rules of conduct that will be enforced. Copies of these rules will be available at our annual meeting. Only stockholders, their valid proxy holders or other previously authorized representatives may address our annual meeting. Only proposals that meet the requirements of Rule 14a-8 of the Exchange Act or our bylaws will be eligible for consideration at our annual meeting.

Cost of Proxy Solicitation. We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail or electronic delivery, we also may use our directors or employees to solicit proxies either personally or by telephone, facsimile, mail or e-mail. None of these directors or employees will receive any additional or special compensation for soliciting proxies. In addition, we have agreed to pay Georgeson Inc. $19,500 plus expenses to assist us in soliciting proxies from banks, brokers and other nominees. We also will reimburse banks, brokers and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our stock.

Eliminating Duplicative Proxy Materials. We deliver a single proxy statement and annual report with separate proxy cards, or separate Notices of Internet Availability, to multiple registered stockholders who share an address, unless we receive other instructions. If (i) you and another registered stockholder share an address and each receive paper copies of our proxy materials and wish to receive only one paper copy or (ii) you share an address with another registered stockholder, received a single set of our proxy materials, and would like to receive separate copies, you may request a change in delivery preferences by contacting our transfer agent, Computershare, at P.O. Box 43078, Providence, Rhode Island 02940-3078; 800-642-9855; or www.computershare.com/bac. If you are a beneficial holder and receive multiple copies of our proxy materials and you would like to receive only one copy, contact your bank, broker or other nominee.

Appendix A

Bank of America Corporation
Key Employee Equity Plan

Original Effective Date: January 1, 2003
Amended and Restated Effective Date: May 6, 2015

CONTENTS

ARTICLE 1.   ESTABLISHMENT, DURATION AND PURPOSE

1.1   Establishment and Duration of the Plan. The Company established this Plan, originally known as the "Bank of America Corporation Key Associate Stock Plan," effective as of January 1, 2003, and the Plan as originally established was approved by the Company's stockholders. The Plan was subsequently amended on several occasions and was then further amended and restated effective April 28, 2010, upon approval by the Company's stockholders. The Plan is hereby being further amended and restated, subject to and effective upon the approval of the Company's stockholders at the annual meeting of stockholders on May 6, 2015. The purposes of amending and restating the Plan are to (a) change the Plan's name to the "Bank of America Corporation Key Employee Equity Plan," (b) authorize additional Shares for award under the Plan, (c) update the provisions of the Plan regarding performance-based Awards, including the addition of shareholder-approved performance metrics for purposes of designing Awards intended to meet the Performance-Based Exception under Section 162(m) of the Code, and (d) otherwise meet current needs. The Plan shall remain in effect until the earliest of (i) the date that no additional Shares are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Article 14 or (iii) the close of business on May 5, 2025.

1.2   Purpose of the Plan. The Company believes that the compensation of its Key Employees should be linked to the Company's business performance in order to enhance the long-term success and value of the Company. The Plan serves this compensation philosophy by providing a source of equity-based Awards for Key Employees that are intended to further motivate Key Employees to increase the value of the Company's common stock, thereby aligning the interests of the Key Employees with those of the Company's stockholders while maintaining an appropriate balance between risk and reward. The Plan also provides the Company with a means to attract, recruit and retain Key Employees who will create sustainable results consistent with the Company's risk management policies and strategic plan for the long-term benefit of the Company's stockholders.

ARTICLE 2.   DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"**Award**" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units.

"**Award Agreement**" means an agreement between the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

"**Beneficial Owner**" or "**Beneficial Ownership**" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

"**Board**" or "**Board of Directors**" means the Board of Directors of the Company.

"**Change in Control**" of the Company means, and shall be deemed to have occurred upon, any of the following events:

     (a)   The acquisition by any Person of Beneficial Ownership of twenty-five percent (25%) or more of either:

        (i)   The then-outstanding Shares (the "Outstanding Shares"); or

        (ii)   The combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Voting Securities");

provided, however, that the following acquisitions shall not constitute a Change in Control for purposes of this subparagraph (a): (A) any acquisition directly from the Company, (B) any acquisition by the Company or any of its Subsidiaries, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subparagraph (c) below; or

     (b)   Individuals who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a Director subsequent to the Effective Date and whose election, or whose nomination for election by the Company's stockholders, to the Board of Directors was either (i) approved by a vote of at least a majority of the Directors then comprising the Incumbent Board or (ii) recommended by a corporate governance committee comprised entirely of Directors who are then Incumbent Board members shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest, other actual or threatened solicitation of proxies or consents or an actual or threatened tender offer; or

(c) Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless following such Business Combination, (i) all or substantially all of the Persons who were the Beneficial Owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such Business Combination own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Shares and Outstanding Voting Securities, as the case may be (provided, however, that for purposes of this clause (i), any shares of common stock or voting securities of such resulting corporation received by such Beneficial Owners in such Business Combination other than as the result of such Beneficial Owners' ownership of Outstanding Shares or Outstanding Voting Securities immediately prior to such Business Combination shall not be considered to be owned by such Beneficial Owners for the purposes of calculating their percentage of ownership of the outstanding common stock and voting power of the resulting corporation), (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from the Business Combination) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from the Business Combination or the combined voting power of the then outstanding voting securities of such corporation unless such Person owned twenty-five percent (25%) or more of the Outstanding Shares or Outstanding Voting Securities immediately prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or

(d) Approval by the Company's stockholders of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Section 409A of the Code and the Change in Control is a "payment event" under Section 409A of the Code for such Award, then for such purpose the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a "change in control event" pursuant to the definition of such term in Section 409A of the Code.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

"**Committee**" means the Compensation and Benefits Committee of the Board of Directors; provided, however, that (a) with respect to Awards to any Key Employees who are Insiders, Committee means all of the members of the Compensation and Benefits Committee who are "non-employee directors" within the meaning of Rule 16b-3 adopted under the Exchange Act, and (b) with respect to Awards to any Key Employees who are 162(m) Covered Employees intended to comply with the Performance-Based Exception, Committee means all of the members of the Compensation and Benefits Committee who are "outside directors" within the meaning of Section 162(m) of the Code. Committee may also mean any individual or committee of individuals (who need not be Directors) that the Compensation and Benefits Committee may appoint from time to time to administer the Plan with respect to Awards to Key Employees who are not Insiders or 162(m) Covered Employees, in accordance with and subject to the requirements of Section 3.2.

"**Company**" means Bank of America Corporation, a Delaware corporation, and any successor as provided in Article 17 herein.

"**Director**" means any individual who is a member of the Board of Directors of the Company.

"**Disability**" with respect to a Participant, means "disability" as defined from time to time under any long-term disability plan of the Company or Subsidiary with which the Participant is employed. Notwithstanding the foregoing, for any Awards that constitute nonqualified deferred compensation within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such arrangements.

"**Effective Date**" means May 6, 2015.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

"**Fair Market Value**" of a Share on any date means the closing price of a Share as reflected in the report of composite trading of New York Stock Exchange listed securities for that day (or, if no Shares were publicly traded on that day, the immediately preceding trading day that Shares were so traded) as published in The Wall Street Journal [Eastern Edition] or in any other publication selected by the Committee; provided, however, that if the Shares are misquoted or omitted by the selected publication(s), the Committee shall directly solicit the information from officials of the stock exchanges or from other informed independent market sources.

"**Incentive Stock Option**" or "**ISO**" means an option to purchase Shares granted to a Key Employee under Article 6 herein, and designated as an Incentive Stock Option which is intended to meet the requirements of Section 422 of the Code.

"**Insider**" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

"**Key Employee**" means an employee of the Company or any Subsidiary, including an officer of the Company or a Subsidiary, in a managerial or other important position who, by virtue of such employee's ability, qualifications and performance, has made, or is expected to make, important contributions to the Company or its Subsidiaries, all as determined by the Committee in its discretion.

"**Nonqualified Stock Option**" or "**NQSO**" means an option to purchase Shares granted to a Key Employee under Article 6 herein, and which is not intended to meet the requirements of Code Section 422.

"**162(m) Covered Employee**" means a Participant who is a "covered employee" within the meaning of Section 162(m)(3) of the Code as qualified by Section 9.4 herein.

"**Option**" means an Incentive Stock Option or a Nonqualified Stock Option.

"**Option Price**" means the price at which a Share may be purchased by a Participant pursuant to an Option.

"**Participant**" means a Key Employee, a former Key Employee or any permitted transferee under the Plan of a Key Employee or former Key Employee who has outstanding an Award granted under the Plan.

"**Performance Award**" means an Award of Shares of Restricted Stock or Restricted Stock Units made subject to the attainment of performance goals over a performance period established by the Committee and intended to meet the Performance-Based Exception, as described in Section 9.2.

"**Performance-Based Exception**" means the performance-based exception set forth in Code Section 162(m)(4)(C) from the deductibility limitations of Code Section 162(m).

"**Period of Restriction**" means the period during which the transfer of Shares of Restricted Stock or an Award of Restricted Stock Units is limited in some way or during which such Award is subject to a risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion), as provided in Article 8 herein and subject to Section 3.4.

"**Person**" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" within the meaning of Section 13(d).

"**Plan**" means the incentive compensation plan set forth herein known as the "Bank of America Corporation Key Employee Equity Plan," as the same may be amended from time to time. Previously, the Plan was known as the "Bank of America Corporation Key Associate Stock Plan."

"**Restricted Stock**" means an Award of Shares, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to a Key Employee under Article 8 herein.

"**Restricted Stock Unit**" means an Award, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to a Key Employee under Article 8 herein and is settled either (a) by the delivery of one (1) Share for each Restricted Stock Unit or (b) in cash in an amount equal to the Fair Market Value of one (1) Share for each Restricted Stock Unit, all as specified in the applicable Award Agreement. The Award of a Restricted Stock Unit represents the mere promise of the Company to deliver a Share or the appropriate amount of cash, as applicable, at the end of the Period of Restriction (or such later date as provided by the Award Agreement) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of "property" within the meaning of Section 83 of the Code.

"**Shares**" means the shares of common stock of the Company.

"**Stock Appreciation Right**" or "**SAR**" means an Award designated as an SAR that is granted to a Key Employee under Article 7 herein.

"**Subsidiary**" means any corporation, partnership, joint venture, affiliate, or other entity in which the Company owns more than fifty percent (50%) of the voting stock or voting ownership interest, as applicable, or any other business entity designated by the Committee as a Subsidiary for purposes of the Plan.

ARTICLE 3.   ADMINISTRATION

3.1   Authority of the Committee. The Plan shall be administered by the Committee. Except as limited by law, or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select Key Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein), amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

3.2   Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein to any individual or committee of individuals (who need not be Directors), including without limitation the authority to make Awards to Key Employees who are not Insiders or 162(m) Covered Employees. To the extent that the Committee delegates its authority to make Awards as provided by this Section 3.2, all references in the Plan to the Committee's authority to make Awards and determinations with respect thereto shall be deemed to include the Committee's delegate. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

3.3   Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, employees, Participants, and their estates and beneficiaries.

3.4   Limitation on Vesting for Awards. Notwithstanding any provision of the Plan to the contrary, any stock-settled Award that vests solely on the basis of the passage of time (e.g., not on the basis of achievement of performance goals) shall not vest more quickly than ratably over the three (3) year period beginning on the first anniversary of the Award, except that the Award may vest sooner under any of the following circumstances as more specifically set forth in the applicable Award Agreement: (i) the Participant's death or Disability, (ii) the Participant's involuntary termination of employment with the Company and its Subsidiaries without "cause" or termination for "retirement" (or similar term) as defined in the applicable Award Agreement, (iii) following a Change in Control consistent with the provisions of Article 13 hereof or (iv) in connection with establishing the terms and conditions of employment of a Key Employee necessary for the recruitment of the Key Employee or as the result of a business combination or acquisition by the Company or any of its Subsidiaries. The provisions of this Section 3.4 shall not apply, and in that regard no Period of Restriction is required to apply, to any Award of Restricted Stock or Restricted Stock Units that is made to a Key Employee as a portion of, or in lieu of, the Key Employee's annual cash incentive compensation under any applicable plan or program of the Company, including without limitation the Bank of America Corporation Executive Incentive Compensation Plan. The provisions of this Section 3.4 shall not apply to any Award that becomes vested based on the achievement of performance goals over a period of at least one year.

ARTICLE 4.   SHARES SUBJECT TO THE PLAN

4.1   Number of Shares Available for Grants. Subject to the provisions of this Article 4, the aggregate number of Shares available for grants of Awards under the Plan from and after January 1, 2015 shall not exceed the sum of (A) four hundred fifty million (450,000,000) Shares plus (B) any Shares that were subject to an award as of December 31, 2014 under this Plan, if such award is canceled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015.

4.2   Lapsed Awards. If any Award is canceled, terminates, expires, or lapses for any reason, any Shares subject to such Award shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above.

4.3   No Net Counting of Options or SARs; Counting of Shares Used to Pay Option Price and Withholding Taxes. The full number of Shares with respect to which an Option or SAR is granted shall count against the aggregate number of Shares available for grant under the Plan. Accordingly, if in accordance with the terms of the Plan, a Participant pays the Option Price for an Option by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to pay the Option Price shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in

Section 4.1 above. In addition, if in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to satisfy such tax withholding requirements shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above.

4.4   Items Not Included. The following items shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above: (a) the payment in cash of dividends or dividend equivalents under any outstanding Award; (b) any Award that is settled in cash rather than by issuance of Shares; or (c) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become Key Employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary.

4.5   Award Limits. Notwithstanding any provision herein to the contrary, the following provisions shall apply (subject to adjustment in accordance with Section 4.6 below):

(a)   the maximum number of each type of Award intended to meet the Performance-Based Exception granted to any Participant in any calendar year shall not exceed the following number of Shares: (i) Options and SARs: four million (4,000,000) Shares; and (ii) all Performance Awards (assuming maximum performance achievement): four million (4,000,000) Shares; and

(b)   in no event shall there be granted during the term of the Plan Incentive Stock Options covering more than an aggregate of four hundred fifty million (450,000,000) Shares.

4.6   Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company (including a special cash dividend), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, or other transactions with similar impacts, such adjustment shall be made in the number and class of Shares which may be issued under the Plan and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that (a) the number of Shares subject to any Award shall always be a whole number and (b) such adjustment shall be made in a manner consistent with the requirements of Code Section 409A in order for any Options or SARs to remain exempt from the requirements of Code Section 409A.

4.7   Source of Shares. Shares issued under the Plan may be original issue shares, treasury stock or shares purchased in the open market or otherwise, all as determined by the Chief Financial Officer of the Company (or the Chief Financial Officer's designee) from time to time, unless otherwise determined by the Committee.

ARTICLE 5.   ELIGIBILITY AND PARTICIPATION

5.1   Eligibility. Persons eligible to participate in this Plan are all Key Employees of the Company, as determined by the Committee, including Key Employees who are Directors, but excluding Directors who are not Key Employees.

5.2   Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Key Employees those to whom Awards shall be granted and shall determine the nature and amount of each Award.

5.3   Non-U.S. Employees. Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (a) determine which Key Employees (if any) employed outside the United States are eligible to participate in the Plan, (b) modify the terms and conditions of any Awards made to such Key Employees and (c) establish subplans and modified Option exercise and other terms and procedures to the extent such actions may be necessary or advisable.

ARTICLE 6.   STOCK OPTIONS

6.1   Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Key Employees in such number, and upon such terms (including any performance conditions under Section 9.1), and at any time and from time to time as shall be determined by the Committee.

6.2   Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Section 422 of the Code, or an NQSO whose grant is intended not to fall under Code Section 422.

6.3   Option Price. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

6.4   Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5   Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant.

6.6   Payment. Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The Option Price due upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price unless such Shares had been acquired by the Participant on the open market), or (c) by a combination of (a) and (b).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the Shares to the Participant in an appropriate amount based upon the number of Shares purchased under the Option(s).

Notwithstanding the foregoing, the Committee also may allow (a) cashless exercises as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or (b) exercises by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

6.7   Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8   Termination of Employment. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an Option following the death of the Participant, the Award Agreement shall provide that such Option shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant's will, or if the Participant shall fail to make a testamentary disposition of the Option or shall have died intestate, by the Participant's executor or other legal representative.

6.9   Nontransferability of Options.

    (a)   **Incentive Stock Options.** No ISO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant except to the extent otherwise permitted by applicable law.

    (b)   **Nonqualified Stock Options.** Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant. In no event may an NQSO be transferred for consideration.

6.10   No Rights. A Participant granted an Option shall have no rights as a stockholder of the Company with respect to the Shares covered by such Option except to the extent that Shares are issued to the Participant upon the due exercise of the Option.

6.11   No Dividend Equivalents. In no event shall any Award of Options granted under the Plan include any dividend equivalents with respect to such Award.

ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Key Employees at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs, including whether the SARs shall be subject to any performance conditions under Section 9.1. The grant price of an SAR shall be at least equal to the Fair Market Value of a Share on the date of grant of the SAR.

7.2 Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.3 SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.4 Term of SARs. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.5 Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

    (a)   The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

    (b)   The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee or as otherwise provided in the applicable Award Agreement, the payment upon SAR exercise shall be in cash, in Shares of equivalent value, or in some combination thereof.

7.6 Other Restrictions. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 (or any successor rule) of the Exchange Act or for any other purpose deemed appropriate by the Committee.

7.7 Termination of Employment. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an SAR following the death of the Participant, the Award Agreement shall provide that such SAR shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant's will, or if the Participant shall fail to make a testamentary disposition of the SAR or shall have died intestate, by the Participant's executor or other legal representative.

7.8 Nontransferability of SARs. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant. In no event may an SAR be transferred for consideration.

7.9 No Rights. A Participant granted an SAR shall have no rights as a stockholder of the Company with respect to the Shares covered by such SAR except to the extent that Shares are issued to the Participant upon the due exercise of the SAR.

7.10 No Dividend Equivalents. In no event shall any Award of SARs granted under the Plan include any dividend equivalents with respect to such Award.

ARTICLE 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to eligible Key Employees in such amounts as the Committee shall determine.

8.2 Restricted Stock Agreement. Each grant of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3 Transferability. Except as provided in this Article 8, the Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance conditions under Section 9.1, time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable Federal or state securities laws. An Award of Shares of Restricted Stock or Restricted Stock Units may be intended to be a Performance Award that is subject to the provisions of Section 9.2.

The Company shall retain the Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction.

8.5 Settlement of Restricted Stock Units. Any Restricted Stock Units that become payable in accordance with the terms and conditions of the applicable Award Agreement shall be settled in cash, Shares, or a combination of cash and Shares as determined by the Committee in its discretion or as otherwise provided for under the Award Agreement.

8.6 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares. There shall be no voting rights with respect to Restricted Stock Units.

8.7 Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may receive regular cash dividends paid with respect to the underlying Shares while the Restricted Stock is held by the Company. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. The Committee, in its discretion, may also grant dividend equivalents rights with respect to earned but unpaid Restricted Stock Units as evidenced by the applicable Award Agreement.

8.8 Termination of Employment. Each Restricted Stock or Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares or Restricted Stock Units following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment. In amplification but not limitation of the foregoing, in the case of an award of Restricted Stock or Restricted Stock Units to a 162(m) Covered Employee which is intended to qualify for the Performance-Based Exception, the Award Agreement may provide that such Restricted Stock or Restricted Stock Units may become payable in the event of a termination of employment by reason of death, Disability or Change in Control, regardless of whether the related performance goal has been previously attained.

ARTICLE 9. PERFORMANCE MEASURES

9.1 Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any such performance conditions.

9.2. Performance Awards Granted to Designated 162(m) Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to a Participant who is designated by the Committee as likely to be a 162(m) Covered Employee should qualify for the Performance-Based Exception, the grant and/or settlement of any such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 9.2. Notwithstanding anything herein to the contrary, the Committee in its discretion may provide for performance-based Awards to 162(m) Covered Employees that are not intended to satisfy the Performance-Based Exception.

  (a) **Performance Goals Generally.** The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.2. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries or business segments, as applicable. Performance goals may be absolute or relative (e.g., to the performance of one or more comparable companies or indices or to year-over-year growth). To the extent consistent with the requirements of Code Section 162(m), the Committee may determine at the time that goals under this Article 9 are established, the extent to which measurement of performance goals may exclude the impact of (x) charges for restructuring, discontinued operations, extraordinary items, and other unusual non-recurring items, (y) the cumulative effects of tax or accounting changes (in each such case as defined by generally accepted accounting principles and as identified in the Company's financial statements or other public filings), and (z) transaction described in Section 4.6 or other designated changes or events impacts such goals. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(b) **Business Criteria.** One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company, shall be used exclusively by the Committee in establishing performance goals for such Performance Awards:

(i) cash flow;

(ii) earnings per share;

(iii) income or other earnings measures;

(iv) return on equity, capital, assets, revenue or investments;

(v) total stockholder return or other stock price performance measures;

(vi) shareholder value added;

(vii) revenue;

(viii) profit margin;

(ix) efficiency ratios;

(x) customer satisfaction;

(xi) productivity;

(xii) expenses;

(xiii) balance sheet metrics, including capital ratios, liquidity measures and book value;

(xiv) credit quality;

(xv) strategic initiatives; or

(xvi) implementation, completion or attainment of measurable objectives with respect to recruitment or retention of personnel or employee satisfaction.

The business criteria listed above shall include any derivations of such business criteria (e.g., income shall include pre-tax income, net income, operating income, etc.).

(c) **Timing for Establishing Performance Goals.** Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for the Performance-Based Exception.

(d) **Settlement of Performance Awards; Other Terms.** Settlement of Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards.

9.3. Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any potential individual performance-based Awards and the achievement of performance goals relating to performance-based Awards, shall be made in writing in the case of any Award intended to qualify under the Performance-Based Exception to the extent required by Code Section 162(m). To the extent permitted by Code Section 162(m), the Committee may delegate any responsibility relating to such performance-based Awards.

9.4.   Compliance with Code Section 162(m). It is the intent of the Company that Performance Awards under Section 9.2 hereof granted to persons who are designated by the Committee as having the potential to be 162(m) Covered Employees within the meaning of Code Section 162(m) shall, if so designated by the Committee, qualify for the Performance-Based Exception. Accordingly, the terms of Section 9.2, including the definitions of 162(m) Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m). The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a 162(m) Covered Employee with respect to a fiscal year that has not yet been completed, the term 162(m) Covered Employee as used herein shall mean only a person who is (a) designated by the Committee, at the time of grant of Performance Awards, as having the potential to be a 162(m) Covered Employee with respect to that fiscal year or any future fiscal year and (b) qualifies as a "covered employee" for the relevant fiscal year within the meaning of Section 162(m) of the Code. If any provision of the Plan or any agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Code Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.   BENEFICIARY DESIGNATION

Except as otherwise provided in an Award Agreement, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form and pursuant to such procedures as may be prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11.   DEFERRALS

The Committee may permit a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR or the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, to the extent permitted by Section 409A of the Code (if applicable). If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

ARTICLE 12.   RIGHTS OF KEY EMPLOYEES

12.1   Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

For purposes of this Plan, a transfer of a Participant's employment between the Company and a Subsidiary, or between Subsidiaries, shall not be deemed to be a termination of employment. Upon such a transfer, the Committee may make such adjustments to outstanding Awards as it deems appropriate to reflect the changed reporting relationships.

12.2   Participation. No Key Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 13.   CHANGE IN CONTROL

13.1   Treatment of Outstanding Awards. Unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, the Committee may, in its sole discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change in Control take any one or more of the following actions which shall apply only upon the occurrence of a Change in Control or, if later, upon the action being taken:

(a)   provide for the acceleration of any time periods, or the waiver of any other conditions, relating to the vesting, exercise, payment or distribution of an Award so that any Award to a Participant whose employment has been terminated as a result of a Change in Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee, and in connection therewith the Committee may (i) provide for an extended period to exercise Options (not to exceed the original Option term) and (ii) determine the level of attainment of any applicable performance goals;

(b)   provide for the purchase of any Awards from a Participant whose employment has been terminated as a result of a Change in Control, upon the Participant's request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Award been currently exercisable or payable; or

(c)   cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change in Control.

For purposes of sub-paragraphs (a) and (b) above, any Participant whose employment is either (i) terminated by the Company other than for "cause," or (ii) terminated by the Participant for "good reason" (each as defined in the applicable Award Agreement), in either case upon, or on or prior to the second anniversary of, a Change in Control, shall be deemed to have been terminated as a result of the Change in Control.

13.2   Limitation on Change-in-Control Benefits. It is the intention of the Company and the Participants to reduce the amounts payable or distributable to a Participant hereunder if the aggregate Net After Tax Receipts (as defined below) to the Participant would thereby be increased, as a result of the application of the excise tax provisions of Section 4999 of the Code. Accordingly, anything in this Plan to the contrary notwithstanding, in the event that the certified public accountants regularly employed by the Company immediately prior to any "change" described below (the "Accounting Firm") shall determine that receipt of all Payments (as defined below) would subject the Participant to tax under Section 4999 of the Code, it shall determine whether some amount of Payments would meet the definition of a "Reduced Amount" (as defined below). If the Accounting Firm determines that there is a Reduced Amount, the aggregate Payments shall be reduced to such Reduced Amount in accordance with the provisions of Section 13.2(b) below.

(a) purposes of this Section 13.2(a):

(i)   A "Payment" shall mean any payment or distribution in the nature of compensation to or for the benefit of a Participant who is a "disqualified individual" within the meaning of Section 280G(c) of the Code and which is contingent on a "change" described in Section 280G(b)(2)(A)(i) of the Code with respect to the Company, whether paid or payable pursuant to this Plan or otherwise;

(ii) "Plan Payment" shall mean a Payment paid or payable pursuant to this Plan (disregarding this Section 13.2);

(iii) "Net After Tax Receipt" shall mean the Present Value of a Payment, net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Participant's Federal taxable income for the immediately preceding taxable year;

(iv) "Present Value" shall mean such value determined in accordance with Section 280G(d)(4) of the Code; and

(v)   "Reduced Amount" shall mean the smallest aggregate amount of Payments which (A) is less than the sum of all Payments and (B) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if all Payments were paid to or for the benefit of the Participant.

(b)   If the Accounting Firm determines that aggregate Payments should be reduced to the Reduced Amount, the Committee shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination, all as determined by the Accounting Firm. All determinations made by the Accounting Firm under this Section 13.2 shall be binding upon the Company and the Participant and shall be made within sixty (60) days immediately following the event constituting the "change" referred to above. As promptly as practicable following such determination, the Company shall pay to or distribute for the benefit of the Participant such Payments as are then due to the Participant under this Plan.

(c)   At the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan which should not have been so paid or distributed ("Overpayment") or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant which the Accounting Firm believes has a high probability of success or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of the Participant shall be treated for all purposes as a loan ab initio to the Participant which the Participant shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable by the Participant to the Company if and to the extent (i) such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes or (ii) the Participant is subject to the prohibition on personal loans under Section 402 of the

Sarbanes-Oxley Act of 2002. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

13.3   Termination, Amendment, and Modifications of Change-in-Control Provisions. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards; provided, however, the Board of Directors, upon recommendation of the Committee, may terminate, amend, or modify this Article 13 at any time and from time to time prior to the date of a Change in Control.

ARTICLE 14.   AMENDMENT, MODIFICATION, AND TERMINATION

14.1   Amendment, Modification, and Termination. The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that an amendment to the Plan may be conditioned on the approval of the stockholders of the Company if and to the extent the Board determines that stockholder approval is necessary or appropriate.

14.2   Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.3   No Repricing. Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company's stockholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (A) changing the terms of an Option or SAR to lower its Option Price or grant price; (B) any other action that is treated as a "repricing" under generally accepted accounting principles; and (C) repurchasing for cash or canceling an Option or SAR at a time when its Option Price or grant price is greater than the Fair Market Value of the underlying Shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Section 4.6 above. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

ARTICLE 15.   WITHHOLDING

15.1   Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, local, foreign or other taxes (including the Participant's FICA or other applicable social tax obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

15.2   Share Withholding. The Company may cause any tax withholding obligation described in Section 15.1 to be satisfied by the Company withholding Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (a) having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax withholding which could be imposed on the transaction or (b) tendering previously acquired Shares having an aggregate Fair Market Value equal to the minimum statutory total tax withholding which could be imposed on the transaction. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 16.   INDEMNIFICATION

Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Certificate of Incorporation and Bylaws as in effect from time to time.

ARTICLE 17.   SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE 18.   LEGAL CONSTRUCTION

18.1   Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3   Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4   Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5   No Conflict. Unless otherwise provided for by an Award Agreement, in the event of any conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall control.

18.6   Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware.

18.7   Compliance With Code Section 409A. The Plan is intended to comply with Code Section 409A, to the extent applicable. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered consistent with this intent. In that regard, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Award granted under the Plan, by action of the Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Code Section 409A.

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